Confidentially submitted to the Securities and Exchange Commission on May 1, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MOKO Social Media Limited
(Exact name of Registrant as specified in its charter)

Australia	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Park Avenue South, Suite 1301
New York, New York 10003
(212) 461-4646
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
MOKO.Mobi, Inc.
200 Park Avenue South, Suite 1301
New York, New York 10003
Attn. Chris Cheshewalla
(212) 461-4646
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr., Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000 — Telephone (212) 407-4990 — Facsimile	Jonathan R. Zimmerman, Esq. Matthew R. Kuhn, Esq. Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 (612) 766-7000 — Telephone (612) 766-1600 — Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee(1)
Ordinary shares, no par value(2)(3)	$10,000,000		$1,288
Underwriter’s warrants(4)	—		—	(5)
Ordinary shares, no par value underlying the underwriter’s warrants(3)		(6)

(1)
  Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Acts of 1933, as amended. No fee required for this confidential draft registration statement submission.
(2)
  Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)
  American Depositary Shares issuable upon deposit of the ordinary shares registered hereby will be registered under a post-effective amendment to a separate registration statement on Form F-6 (Registration No. 333-168112). Each American Depositary Share represents 20 ordinary shares.
(4)
  We have agreed to issue warrants exercisable within five years after the effective date of this registration statement representing 3% of the securities issued in the offering (the “Underwriter Warrants”) to Northland Securities, Inc. for nominal consideration. Resales of the Underwriter Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, are registered hereby. Resales of ordinary shares issuable upon exercise of the Underwriter Warrants are also being similarly registered on a delayed or continuous basis hereby. See “Underwriting.”
(5)
  No fee required pursuant to Rule 457(g).
(6)
  Pursuant to Rule 416 under the Securities Act, there are also being registered such additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy in any state in which an offer, solicitation, or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 1, 2014

American Depositary Shares
MOKO Social Media Limited
Representing              Ordinary Shares
MOKO Social Media Limited is offering         American Depositary Shares (“ADSs”) in its initial public offering. Each ADS represents the right to receive twenty ordinary shares, no par value. We anticipate that the public offering price per ADS will be between $     and $     per ADS.
Our ordinary shares are listed in Australia on the Australian Securities Exchange (the “ASX”). On April 30, 2014 the closing price per ordinary share was A$0.18. Prior to this offering, ADSs representing our ordinary shares traded in the Over the Counter Market in the U.S. under the symbol “MOKOY.” However, the market for the ADSs has been inactive and illiquid and accordingly such transactions are not representative of an actual trading market for the ADSs. We have applied for the listing of the ADSs on the NASDAQ Global Market under the symbol “MOKO.” There is no assurance that this application will be approved.
We are an “emerging growth company” under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements.
Investing in the ADSs involves a high degree of risk. You should read carefully the “Risk Factors” beginning on page 10 of this prospectus before investing in our ordinary shares or the ADSs that are the subject of this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Per ADS	Total
Public offering price	$	$	$
Underwriting discount and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)
  In addition to the underwriting discount, we have agreed to issue Northland Capital Markets warrants exercisable within five years of the date of this offering representing 3% of the securities issued in this offering, granted Northland Capital Markets a 12-month right of first refusal in connection with certain transactions we might undertake and agreed to pay certain of the expenses of Northland Capital Markets incurred in connection with this offering. See the “Underwriting” section on page 103 for a further description of underwriting compensation.
The underwriters have an option exercisable within 30 days from the date of this prospectus to purchase up to        of additional ADSs at the public offering price, less the underwriting discount, solely to cover over-allotments. The ordinary shares that would underlie ADSs issuable upon exercise of the underwriters’ over-allotment option have been registered under the registration statement of which this prospectus forms a part.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about         , 2014.
Northland Capital Markets
Prospectus dated                , 2014

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities, or soliciting any offers to buy these securities, in any jurisdiction where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares or ADSs.
Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares set forth in, and the possession and distribution of, this prospectus outside of the United States.
i

PROSPECTUS SUMMARY
The following summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the following summary together with the entire prospectus carefully, including the “Risk Factors” section beginning on page 10 and the financial statements and the accompanying notes to those financial statements beginning on page F-1 before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option.
Our Business
Moko Social Media (“MOKO” or “we”) began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales in Australia in 2004. During the following eight years, we expanded beyond Australia to the United Kingdom, United States and parts of South-East Asia, leveraging our platform’s proprietary network architecture with a range of capabilities, including Customer Relationship Management (CRM), Data Mining, Moderation (censorship), Billing, Advertising Placement, Performance Monitoring, and Content Management. We believe that our current platform, which was built both through in-house development and by means of acquisition and integration of complementary intellectual property, represents technology that is potentially applicable to numerous social communities while being scalable within those communities.
In 2012, we made a strategic shift away from accessing a user base via third parties (involving revenue sharing agreements and other factors that rendered our business model unprofitable) to providing customized mobile social community platforms to large organized groups that need to share content and to interact efficiently with their members on a regular basis. These customized mobile platform solutions are developed entirely by us and then distributed at no charge to these groups and their members, in return for certain exclusive access and for advertising rights. We plan to commercialize these products with premium targeted mobile advertising.
We believe that we are different from traditional online social media because we build highly tailored mobile community applications that generic social networks generally do not. Our technology platform has been designed to enable a high degree of flexibility, permitting us to design and build customized applications. Social communities we have secured to serve through contractual relationships include those of U.S. university intramural sports participants, U.S. running enthusiasts, and participants in progressive politics. Our technology presently is represented by three products: REC*IT, which has completed alpha and beta testing, and RunHaven and Blue Nation Review, both of which are at early stages of development.
REC*IT.   REC*IT is a mobile application we designed and are developing as a student tool for U.S. colleges and universities. REC*IT represents our most mature application with respect to its development; we are currently in a first phase of pilot testing and have a fully elaborated development roadmap to enable market introduction beginning August 2014 in time for the 2014/2015 academic year. In March 2013, we entered an exclusive agreement with American Intramural Sports Group LLC (“AISG”) with an initial three-year term (with the possibility of extension and earlier terminable in certain circumstances). AISG has expertise in providing opportunities for colleges, students and sponsors to benefit mutually through sports, recreation and fitness-related promotional activities on more than 200 colleges across the U.S. The agreement with AISG is for us to work jointly to develop our REC*IT product. In the event AISG sought to terminate our exclusive agreement prior to the completion of the initial three year term, we would seek to replace its portfolio of colleges and universities with other REC*IT participants or to launch REC*IT at such colleges and universities in a manner that would not violate the non-solicitation provisions that apply to us for 18 months following such termination. In October 2013, we entered an exclusive three-year agreement (with the possibility of extension) with IM Leagues (“IML”) who operates the imleagues.com sports website used by recreational and intramural sports departments in more than 700 colleges and universities across the U.S. Pursuant to this agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds for the purposes of populating the REC*IT App. The significance of the exclusive mobile rights to IML’s information about intramural activities on the campuses covered by IML is that REC*IT will be the only mobile application that will provide students with this information.

The REC*IT mobile application is being developed for students interested in intramural sports, fitness, and other leisure activities on campus, and includes a variety of social features and tools, such as the ability to check team activities, schedules, player standings, scores, individual performances, and to post photos and other content related to campus sports, recreational and leisure activities. REC*IT will also enable students to share information and content via social network applications such as Facebook and Twitter. An initial pilot version of REC*IT was made available in the iTunes App Store for George Washington University in March 2014. The pilot phase is scheduled to include approximately 20 campuses by the end of May 2014 and is targeting student usage behaviors and technical stability. Although the purpose of the pilot phase is not to generate revenue, advertising is now live within the REC*IT application with advertisers including Nike, Under Armour, Irish Spring and Jelly Belly Sports Beans. Subject to the successful completion of this pilot phase, we expect to introduce the REC*IT platform to more than 700 colleges and universities with a combined enrolled population of approximately 10 million students in time for the school year beginning August 2014. Actual revenue from REC*IT will be subject to many factors, including but not limited to the level of adoption by the students, continuing usage, advertising demand and rates. To date we have not derived any revenues from REC*IT and do not expect any meaningful revenue until the fourth quarter of 2014 at the earliest.
RunHaven.   In December 2013, we announced plans to develop RunHaven, a proposed mobile digital community for running enthusiasts in the U.S. According to the Sport & Fitness Industry Association, 51,450,000 individuals were designated as running participants in 2012, and in 2013, a total of 26,370 running events were scheduled to occur. It is proposed that RunHaven will be a “go to” destination that will enable runners to find, research, register for, and book travel to races around the country. It is intended that the platform will also be designed to offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our RunHaven partners include Bill Reifsnyder, a former professional road racer and former Head of U.S. Sports Marketing at adidas, and Virtual Roster, a registration and database management company that provides services to U.S. road races. We intend that Virtual Roster will serve as a launching point for the RunHaven brand. At April 2014, the development of the RunHaven App is still in the design phase. We do not expect to be generating any revenue from RunHaven until after product launch, likely not until the middle of 2015.
Blue Nation Review.   We have entered into an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop a third App to be known as Blue Nation Review, which will be a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. According to the U.S. Census Bureau, 153 million people registered to vote in 2012, and 57% voted in the last presidential election. Moreover, expenditures outside of traditional political party channels are substantial; in the 2012 election cycle, 1,310 SuperPACs spent more than $609 million, according to opensecrets.org. This mobile political portal is intended to provide a hub for political news and conversation, and may enable the creation of sub-committees and groups around specific issues or political campaigns. As of April 2014, an alpha site of the Blue Nation Review App has been completed and is undergoing testing. We do not expect to be generating any revenue from Blue Nation Review until after the product is launched later in 2014.
You should read the description of the agreements we have entered into regarding those platforms contained in this prospectus under the heading “Business — Sales, Marketing and Key Customers.”
In July 2013, MOKO acquired a 51% controlling interest in Deals I Love (Australia) Pty Limited (“DIL”), an Australian based online, flash sales and e-commerce product sales business. DIL sells internationally and domestically sourced merchant products to customers across the internet and mobile interfaces through its website, www.dealsilove.com.au. The purpose of this acquisition was to build a better understanding of mobile commerce and its possible application to the REC*IT user base.
For the year ended June 30, 2013 and the six months ended December 31, 2013 (and including 100% of the results of DIL within consolidated figures from July 1, 2013, the acquisition date, forward), we generated revenue from our continuing media operations of $5.38 million and $3.72 million, a loss before income tax expense from continuing operations of $(5.09) million and $(5.64) million and EBITDA of $(3.96) million and $(5.27) million, respectively.

During the reported periods, MOKO’s continuing operations comprised the following operating segments:
•
  Mobile Advertising
•
  Mobile Social
•
  Mobile Content; and
•
  Mobile Commerce (from the Six Months Ended December 31, 2013)
Mobile Advertising — MOKO’s proprietary U.S. mobile adnetwork which to date has worked with performance based advertisers seeking specific audiences for their offers and publishers in identifying the right advertisement/offers for the audiences they have. This business started in the 2013 fiscal year and is significant to MOKO’s business, financial results and intentions.
Mobile Social — MOKO’s proprietary mobile social networks and community and chat products of MOKO’s proprietary mobile social networks and community and chat products within Australia, the U.K. and U.S. The Mobile Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Content — MOKO’s U.K. division that bundles and sells entertainment products direct to mobile on a pay as you go basis. This business line was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and cessation before a re-focus on Customized Mobile Social Advertising in the U.S. market.
Mobile Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, DIL which sells merchant products to customers through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Under the terms of the acquisition, MOKO was granted a call option to acquire the remaining 49% of DIL of the following key terms:
•
  Exercisable from 12 months after acquisition until January 31, 2016;
•
  Subject to variation by mutual agreement;
•
  Subject to termination due to default by either party or by mutual agreement;
•
  Purchase price determined by reference to a formula of 49% x (1 minus an applied discount rate) multiplied by the greater of either 3 multiplied by (Gross Margin x 0.75 plus EBITDA x 0.25) or fair value as agreed by the parties.
The acquisition was made to grow DIL’s overall market share of the total Australian, online flash sales business and to grow our e-commerce capability while assessing its possible application to the REC*IT user base. Further information on DIL is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.
The consolidated revenue generated in continuing operations, by operating segment, for the six months ended December 31, 2013 and the year ended June 30, 2013, follows:
Consolidated — Six Months Ended December 31, 2013

	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Total
Sales to external customers (A$)	1,083,332	401,260	(30,945)	2,712,696	4,166,343
Sales to external customers ($USD)	967,307	358,285	(27,631)	2,422,167	3,720,128

Consolidated — Year Ended June 30, 2013

	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Total
Sales to external customers (A$)	4,400,611	1,251,864	368,118	—	6,020,593
Sales to external customers ($USD)	3,929,305	1,117,789	328,693	—	5,375,787

Implications of Being an Emerging Growth Company
As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have irrevocably elected not to avail ourselves of this exemption. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.
We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.
Corporate Structure and History
We have been a publicly traded company on the ASX since 2007. The organizational structure of our operating entities is set forth below:

Risk Factors
You should carefully consider the risks involved in investing in our securities, including the following issues discussed in greater detail herein:
•
  failure of our new products to attract a sufficient number of social groups to our mobile platforms;
•
  failure of advertisers to use us to reach their target audience even if our mobile social platforms are widely adopted by user groups;

•
  risks relating to generating almost all of our revenue from advertising;
•
  our incurrence of net losses since our inception and our anticipation that we will continue to incur net losses in the future;
•
  our ability to continue as a going concern;
•
  our strong dependence on the development of our REC*IT platform;
•
  failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate;
•
  dependence on the continued and unimpeded access to our products and services on the Internet by our partner’s users and advertisers;
•
  failure to identify suitable targets, acquire them on acceptable terms or successfully integrate them in accordance with our business strategy of making acquisitions;
•
  reliance on third party computer software and systems to manage our operations;
•
  our business being subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally;
•
  privacy concerns relating to our products and services which could damage our reputation and deter current and potential users and advertisers from using our products; and
•
  our need for additional capital and whether we may be able to obtain it on acceptable terms, or at all.
Principal Executive Offices
Our principal executive offices are located at 200 Park Avenue South, Suite 1301, New York, NY 10003 and our telephone number is (212) 461-4646. Our registered office is Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000 Australia. Our website is www.mokosocialmedia.com. Information contained on our website and DIL’s website is not a part of this prospectus, nor is it incorporated by reference herein.

The Offering
ADSs offered by us
                        ADSs.
Price per ADS
We currently estimate that the initial public offering price will be between $          and $          per ADS.
Over-allotment
We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase an additional                  ADSs to cover over-allotments of ADSs, if any.
ADSs to be outstanding after the offering(1)
                 ADSs (or                  ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares to be outstanding after the offering(1)
                 ordinary shares (or                  ordinary shares if the underwriters exercise their over-allotment option in full).
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including the hiring of additional technology staff in Australia and sales and marketing associates in the U.S., and the purchase or lease of additional information technology infrastructure such as servers.
The ADSs
Each ADS represents the right to receive twenty ordinary shares. The ADSs may be evidenced by American Depositary Receipts (“ADRs”). As an ADS holder, we will not treat you as one of our ordinary shareholders. The depositary will be the holder of all the ordinary shares underlying the ADSs. You will have ADS holder rights as provided in the deposit agreement (the “Deposit Agreement”), which is being amended and restated in connection with this offering. Under the deposit agreement, you may instruct the depositary how to vote the ordinary shares underlying the ADSs. The depositary will pay you the cash dividends or other distributions it receives on those ordinary shares after deducting its fees and expenses and applicable withholding taxes, as provided in the Deposit Agreement. You must pay a fee for issuance or cancellation of ADSs, distribution of ordinary shares by the depositary and other depositary services, as provided in the Deposit Agreement. You are entitled to the delivery of the ordinary shares underlying the ADSs upon the surrender of such ADSs at the depositary’s office, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the Deposit Agreement. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the Deposit Agreement, which is an exhibit to the registration statement that includes this prospectus.
Depositary
The Bank of New York Mellon.
Risk factors
Investment in the ADSs involves a high degree of risk. See “Risk Factors” in this prospectus beginning on page 10 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our securities.

Proposed NASDAQ Global Market symbol
We have applied for the listing of the ADSs on the NASDAQ Global Market under the symbol “MOKO.”
Expected closing of this offering
                , 2014

(1)
  The number of ordinary shares and ADSs that will be outstanding after this offering is based on              ordinary shares and                     ADSs outstanding as of                                  , 2014 (excluding              shares issuable upon exercise of outstanding options at a weighted average exercise price of A$          per share, 20 million performance shares currently outstanding which may (in accordance with their terms) be ‘varied’ and thereafter constitute ordinary shares,                    shares reserved for future awards under equity plans, shares issuable upon the exercise of 1 million options to be issued to American Intramural Sports Group LLC upon our listing on the NASDAQ Stock Market and an indeterminate number of shares potentially issuable under the AISG agreement as described under ‘‘Business — Sales, Marketing and Key Customers — AISG’’).
Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option to purchase additional ordinary shares in the form of ADSs.

Summary Consolidated Financial Information
You should read the following summary consolidated financial information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following summary consolidated statements of other comprehensive loss and balance sheet information for the years ended and as of June 30, 2013 and 2012 have been derived from our audited consolidated financial statements included in this prospectus beginning on page F-1.
The selected consolidated statements of profit or loss and balance sheet information for the six month periods ended and as of December 31, 2013 and 2012 are derived from our reviewed consolidated statements of profit or loss and balance sheets included in this prospectus beginning on page F-55.
Our audited and reviewed consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. You should read the following summary financial data in conjunction with our audited and reviewed consolidated financial statements and related notes beginning on page F-1 in this prospectus. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2013		2012	2013		2012
	A$	USD$	A$	A$	USD$	A$
Statement of Profit or Loss Data
Revenue from continuing operations	4,166,343	3,720,128	3,786,272	6,020,593	5,375,787	1,722,484
Other income and revenue	288,072	257,219	2,943	8,813	7,869	62,627
Fair value gain on deferred consideration	383,933	342,815	—	1,829,653	1,633,697	—
Expenses	(11,153,440)	(9,958,907)	(7,802,640)	(13,560,947)	(12,108,569)	(6,234,297)
Loss before income tax benefit from continuing operations	(6,315,092)	(5,638,745)	(4,013,425)	(5,701,888)	(5,091,216)	(4,449,186)
Income tax benefit	1,082,953	966,969	898,349	990,594	884,501	565,849
Loss after income tax benefit from continuing operations	(5,232,139)	(4,671,776)	(3,115,076)	(4,711,294)	(4,206,715)	(3,883,337)
(Loss)/profit after income tax expense from discontinued operations	—	—	50,844	(1,566,785)	(1,398,982)	1,451,091
Loss after income tax for the period	(5,232,139)	(4,671,776)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Other comprehensive loss:
Exchange differences on translation of foreign operations	(32,229)	(28,777)	(168,810)	853,663	762,236	—
Total comprehensive loss for the period	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Total comprehensive loss for the period is attributable to:
Continuing operations	(5,264,368)	(4,700,553)	(3,283,886)	(3,857,631)	(3,444,479)	(3,883,337)
Discontinued operations	—	—	50,844	(1,566,785)	(1,398,982)	1,451,091
Owners of MOKO Social Media Limited	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Loss attributable to:
Owners of the Company	(5,134,240)	(4,584,362)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Non-controlling interests	(97,899)	(87,414)	—	—	—	—
	(5,232,139)	(4,671,776)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Total comprehensive loss attributable to:
Owners of the Company	(5,166,469)	(4,613,139)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Non-controlling interests	(97,899)	(87,414)	—	—	—	—
	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited:
Basic / Diluted EPS	(1.17)	(1.04)	(1.05)	(1.54)	(1.37)	(3.00)

	As of December 31,		As of June 30,
	2013		2013		2012
	A$	USD$	A$	USD$	A$
Statement of Financial Position Data
Current assets
Cash and cash equivalents	4,872,871	4,350,987	2,519,186	2,249,381	1,573,783
Trade and other receivables	486,496	434,392	823,898	735,659	2,677,021
Other current assets	217,505	194,210	153,236	136,824	341,718
Total current assets	5,576,872	4,979,589	3,496,320	3,121,864	4,592,522
Non-current assets
Property, plant and equipment	45,501	40,628	72,662	64,880	793,339
Intangibles	4,617,510	4,122,975	4,410,248	3,937,910	974,681
Total non-current assets	4,663,011	4,163,603	4,482,910	4,002,790	1,768,020
Total assets	10,239,883	9,143,192	7,979,230	7,124,654	6,360,542
Current liabilities
Deferred consideration	—	—	1,430,252	1,277,072	—
Trade and other payables	1,830,560	1,634,507	1,814,544	1,620,206	2,141,895
Borrowings	105,699	94,379	1,136,390	1,014,683	—
Employee benefits	199,646	178,263	134,048	119,691	207,054
Provisions	—	—	264,912	236,540	—
Income tax provision	287,079	256,333	279,808	249,841	—
Total current liabilities	2,422,984	2,163,482	5,059,954	4,518,033	2,348,949
Non-current liabilities
Deferred consideration	—	—	45,904	40,988	—
Employee benefits	59,973	53,550	—	—	29,714
Deferred tax liability	—	—	—	—	89,750
Total non-current liabilities	59,973	53,550	45,904	40,988	119,464
Total liabilities	2,482,957	2,217,032	5,105,858	4,559,021	2,468,413
Net assets	7,756,926	6,926,160	2,873,372	2,565,633	3,892,129
Equity
Issued capital	31,280,582	27,930,432	24,656,473	22,015,765	20,685,557
Reserves	7,165,792	6,398,336	3,674,208	3,280,700	2,385,802
Accumulated losses	(30,591,549)	(27,315,194)	(25,457,309)	(22,730,832)	(19,179,230)
Non-controlling interests	(97,899)	(87,414)	—	—	—
Total equity	7,756,926	6,926,160	2,873,372	2,565,633	3,892,129

RISK FACTORS
Investment in the ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with other information contained in this prospectus, before investing in the ADSs. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. If this happens, the trading price of the ADSs could decline and you may lose all or part of your investment.
Risks Related to Our Business
Our limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.
Our current level of operations did not develop until early 2013. As a result, our operating history is limited and, accordingly, the revenue and income potential of our business and markets are unproven. Our historical operating results do not provide a meaningful basis for evaluating our business, financial performance and prospects, particularly in view of the fact that the last two years of operations were of businesses that have since ceased operations or been sold to other companies.
We also face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:
•
  develop new customers or new business from existing customers;
•
  expand the technical sophistication of the products and services we offer;
•
  respond effectively to competitive pressures; and
•
  attract and retain qualified management and employees.
We may not meet internal or external expectations regarding our future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.
Our new products could fail to attract a sufficient number of social groups to our mobile platforms and we may not be able to retain organizations that are attracted to our platforms.
In order to create a meaningful level of activity in our target social groups, we need to attract and retain large user groups interested in our mobile social applications. Our ability to convince these social groups to adopt our mobile platform will depend in part on our ability to create successful new products and services. We may also introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience, which could affect users continued use of the products we develop. For example, in 2013, we began to develop REC*IT, a mobile application that includes a variety of social features and tools including the ability to register for team activities, check schedules, player standings, scores and individual performances and post photos and other content related to collegiate intramural sports. There can be no assurance that we will continue to identify and partner with social groups of the size and demographics that may be attractive to potential advertising customers. Even if we are able to attract groups and organizations to our platform, there can be no assurance that they will continue to use our platform, which would materially and adversely affect our financial condition, results of operations and prospects.
Even if our mobile social platforms are widely adopted by user groups, advertisers may determine not to use us to reach their target audience, which would adversely affect our financial condition, results of operations and prospects.
Our ability to achieve profitability is dependent upon the aggregation of significant numbers of users of our mobile social platforms and the attractiveness of the market they represent to advertisers. Our business model involves our development of mobile social platforms for user groups that we provide to the groups at no cost in exchange for the right to include advertisements in the content hosted on our platform. If our new or enhanced products or services fail to engage the targeted social groups, or we fail to attract or retain sufficient mobile communities to generate sufficient interest with potential advertising customers, we may not generate the revenue or operating profit to justify our investments, and our business, operating results and prospects could be materially adversely affected. In the future, we may invest in new products, services and initiatives to generate revenue or profit, but there is no guarantee these approaches will be successful.
We expect to generate almost all of our revenue from advertising. The inability to attract advertisers, or a general reduction in spending by advertisers, would harm our business and prospects.
We expect to generate almost all of our revenue from third parties advertising on our platforms. As is typical in our industry, we do not expect that we will have long-term commitments from advertisers, and our advertisers will spend only a relatively small portion of their advertising budget with us. If our platforms do not deliver ads in an effective manner, advertisers will not do business with us or will not be willing to pay the rates we anticipate, which would harm our business and prospects. Our ability to generate advertising revenue also could be adversely affected by numerous other factors, including:
•
  our inability to attract communities who desire to partner with us;
•
  lower than expected engagement by members of the communities with whom we partner;
•
  our ability to effectively manage advertising inventory for platforms we develop;
•
  the emergence of new competitors in our industry or our inability to effectively compete with existing competitors;
•
  adverse legal developments relating to mobile advertising, including legislative and regulatory developments and developments in litigation;
•
  adverse media reports or other negative publicity involving us, our partners, or other companies in our industry;
•
  changes in the way online advertising is priced;
•
  the impact of new technologies that could block or obscure the display of ads we place; and
•
  the impact of macroeconomic conditions and conditions in the advertising industry generally.
Our legacy operations incurred net losses since their respective inceptions and we anticipate that we will continue to incur net losses in the future.
Substantially all of our revenue to date has been derived from the provision of mobile content product and services from businesses we no longer operate and which historically incurred net losses. We incurred losses from continuing operations of A$4.7 million ($4.2 million), and A$5.2 million ($4.7 million) for the fiscal year ended June 30, 2013 and the six months ended December 31, 2013, respectively. From our inception in 2004 through December 31, 2013, we have aggregate accumulated losses of A$30.6 million ($27.4 million). We expect our losses to continue as a result of ongoing project development, increased selling, marketing and corporate support costs. These losses have decreased our working capital, total assets and shareholders’ equity. Because of the risks and uncertainties associated with our recent strategic focus on customized mobile social advertising development and the related commercialization efforts, we are unable to predict whether or not we will become profitable, and if so, when.
Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
As described in the notes to our consolidated financial statements included in this prospectus beginning on page F-1, our auditors have issued a “going concern” qualification regarding their opinion on our June 30, 2013 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report since we are forecasting continued losses and negative operating cash flows as we fund our project development, marketing activities and commercialization activities. There can be no assurance that the net proceeds of this offering will, when combined with our current cash reserves and anticipated revenues, be sufficient to enable us to reach a cash-flow positive position or fully finance our business plan. MOKO is and will, until such time as its profitability is achieved, remain reliant upon current cash reserves, ongoing funding and may also require additional funding after this offering. Such additional funding may not be available on terms favorable to us, or at all. Our financial statements do not include any adjustments as a result of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.
Our near-term prospects are highly dependent on the development of our REC*IT platform. If this platform is not as successful as we anticipate, our business and prospects would be harmed significantly.
Our near-term prospects are highly dependent on the commercialization of our REC*IT platform. We currently are in a first phase of pilot testing and plan to introduce the product to our target market in August 2014. We have not derived any revenue from REC*IT to date and do not expect to do so until the fourth quarter of 2014 at the earliest. If REC*IT is not as successful as we anticipate, our ability to attract additional partners, fund our operations and grow our business could be materially and adversely affected.
User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.
We plan to make our products available across a variety of operating systems and through websites. We will be dependent on the interoperability of our products with popular devices, mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products could adversely affect usage of our products. Further, if the number of platforms for which we develop our product expands, it is likely to result in an increase in our operating expenses. In order to deliver high quality products, it is important that our products work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services on their mobile devices, our user growth and engagement could be harmed, and our business and operating results could be materially adversely affected.
Our failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate could have a material adverse effect on our business and results of operations.
The social media industry is characterized by continuing rapid technological advancement, changes in customer requirements, and evolving product standards. Accordingly, we devote a substantial amount of resources to product development. To compete successfully, we must develop and market new products that provide increasingly higher levels of performance and reliability. Product development is highly uncertain and we cannot guarantee that we will successfully develop new products. Our inability to develop and market these products or to achieve customer acceptance of these products could limit our ability to compete in the market or to grow revenues at satisfactory rates of growth.
If the design, manufacturing or marketing of a product offering is not successful and we must allocate more resources to ensure the product’s success, it could lower the profitability of the product or affect customer perception as to the quality of the products we offer.
Our business depends on continued and unimpeded access to our products and services on the Internet by our partner’s users and advertisers. If we or partners or the users experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the possible loss of users and advertisers.
We depend on the ability of our users and advertisers to access the Internet. Currently, this access is provided by companies that have significant market power in the Internet access marketplace, including incumbent mobile communications companies, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and materially adversely affect our operating results. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our operating results.
Our business strategy contemplates additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.
We intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, we need to identify suitable targets that would fit into our operations, acquire them on acceptable terms and successfully integrate them.
The acquisition and integration of new companies pose significant risks to our existing operations, including:
•
  additional demands placed on our senior management, who are also responsible for managing our existing operations;
•
  increased overall operating complexity of our business, requiring greater personnel and other resources;
•
  significant, initial cash expenditures to integrate new acquisitions; and
•
  incurrence of debt to finance acquisitions and higher debt service costs related thereto.
Moreover, despite our conducting the appropriate pre-acquisition inquiries and due diligence reviews, the successful integration of new businesses may also be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. Acquisitions also could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.
We rely on computer software and hardware systems to manage our operations, the failure of which could adversely affect our business, financial condition and results of operations.
We are dependent upon sophisticated computer software and hardware systems to support our network and manage and monitor programs on the network and currently rely in large part on commercial providers for both system capacity and network maintenance. In addition, we rely on this computer hardware for the storage, delivery and transmission of the data on our network. Any system failure which interrupts the input, retrieval and transmission of data or increases the service time could disrupt our normal operation. Any failure in this computer software or the related hardware systems could decrease our revenues and harm our relationships with suppliers and customers, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Our business is subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally. These laws, regulations and self-regulatory principles and frameworks are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or ad engagement, or otherwise harm our business.
We are subject to a variety of laws, regulations and self-regulatory principles and frameworks in Australia, the United States and other jurisdictions in which we currently or will operate that involve matters central to our business, including privacy, data security, advertising, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products, services or features may subject us to additional laws and regulations as well as self-regulatory frameworks, principles and industry guidelines. In addition, foreign data protection, privacy, consumer protection, content regulation and other laws and regulations of various applicable jurisdictions are often more restrictive than those in Australia and the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly and adversely affect our business. For example, a regulation relating to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may affect companies who are not based in Europe but provides services to European citizens, and could include more stringent operational requirements for entities processing personal information of EU citizens and significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy, online and mobile tracking and geolocation, mobile applications, services provided to children and liability for copyright infringement by third parties. In particular, the U.S. government, including the Federal Trade Commission, and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning user behavior on the Internet, including regulation aimed at restricting certain online tracking and targeted advertising practices. Additionally, recent amendments to U.S. patent laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement. We currently allow use of our platform without the collection of extensive personal information. We may expand our collection of personal information, which may subject us to additional regulation and increase our exposure to security incidents. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with and adverse to our current practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.
User trust regarding privacy is important to the growth of users and the increase in user engagement on our partners’ platforms, and privacy concerns relating to our products and services could damage our reputation and deter current and potential users and advertisers from using our products.
From time to time, concerns have been expressed by governments, regulators and others about whether products, services or practices similar to ours compromise the privacy of users and others. Concerns about governmental or regulatory actions involving our practices or practices in our industry generally with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose partners, users and advertisers and materially and adversely affect our operating results. Any failure or perceived failure by us to comply with data protection laws and regulations or privacy policies may result in inquiries and other proceedings or actions being threatened or taken against us by governments, regulators or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose partners, users and advertisers, which could have a materially adverse effect on our business.
Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or advertisers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer, increase the size of our user base and operate in more countries.
Governments and regulators around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws or regulations in Australia, the United States, Europe and elsewhere are often uncertain and in flux, and in some cases, laws or regulations in one country are inconsistent with, or contrary to, those of another country. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices in the applicable jurisdiction, which could have a material adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change or even terminate our business practices, at least in the applicable jurisdiction, in a manner materially adverse to our business.
We are likely to need additional capital and we may not be able to obtain it at acceptable terms, or at all, which could adversely affect our liquidity and financial position.
We are likely to need additional cash resources due to changed business conditions or other future developments. If these resources are unavailable or insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•
  investors’ perception of, and demand for, securities of our company and other companies which operate in our industries;
•
  conditions of the U.S. capital and debt markets and other capital and debt markets in which we may seek to raise funds;
•
  our future results of operations, financial condition, cash flow and actual or forecasted profitability.
Future issuances of ordinary shares may cause a dilution in your shareholding or place restrictions on our operations.
If we successfully raise additional capital, your shareholding may be diluted or we may have significant restrictions placed on our operations. Any capital raised through issuance of new equity or equity-linked securities may cause a dilution in the percentage ownership of our then existing shareholders and holders of the ADSs. Our organizational documents do not place any limit on the number of equity securities we may issue. Alternatively, capital raised by way of additional debt financing may result in restrictions placed on us through such debt financing arrangements which may:
•
  limit our ability to pay dividends or require us to seek consents for the payment of dividends;
•
  increase our vulnerability to general adverse economic and industry conditions;
•
  limit our ability to pursue our business strategies;
•
  require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and
•
  limit our flexibility in planning for, or reacting to, changes in our business and our industry.
In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of the ordinary shares or the ADSs.
We may become subject to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a materially adverse impact on our business, financial condition or operating results.
Companies operating in the Internet, technology and media industries typically own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of those patents and other intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. We do not currently have any registered patents or trademarks and rely on a combination of license agreements, copyright, trade secrecy laws and confidentiality agreements to protect our intellectual property. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, although our standard terms and conditions for our products do not provide advertisers and platform partners with indemnification for intellectual property claims against them, some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and materially adversely impact our business.
While we are not currently the subject of any threatened or actual patent and other intellectual property claims, as we face increasing competition and increase our profile, the number of such claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party or both. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the applicable technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of the disputes and litigation referred to above could adversely affect our business, financial condition, and operating results.
Our products contain, and we expect our future products will contain, open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a material adverse effect on our business.
We use open source software in our products and will use open source software in the future. In addition, we regularly release internal software projects under open source licenses and we anticipate continuing to do so. In the future we may also contribute software source code to open source projects under open source licenses. The terms of many open source licenses to which we are subject have not, as far as we are aware, been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.
The loss of key management personnel could negatively affect our business.
Our future success is dependent in large part on our ability to retain highly qualified managerial and other key personnel. In particular we depend on our Chief Executive Officer, Ian Rodwell. The loss of Mr. Rodwell or any other key personnel we might hire could have an adverse effect on our business, results of operations and financial condition.
Risks Related to the Company
For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.
We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of our current fiscal year, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any January 31 before the end of that five-year period, we would cease to be an emerging growth company as of the following July 31. We cannot predict if investors will find our ordinary shares or ADSs less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares or ADSs and the market price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.
We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.
Upon the completion of this offering, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.
As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Commission, each NASDAQ Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Australia and listed on the ASX, we expect to follow ASX Listing Rules and Australian corporations law and practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the NASDAQ Global Market, the corporate governance practice and requirements in Australia do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. We also seek exemption from NASDAQ’s quorum requirements applicable to meetings of shareholders and from the rules obligating issuers to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans, as we intend to follow applicable Australian law and the ASX Listing Rules in these matters. Such Australian home country practices may afford less protection to holders of our ordinary shares.
Currency fluctuations may adversely affect the price of our ordinary shares.
Our ordinary shares will be quoted in Australian dollars on the ASX and the ADSs will be quoted in U.S. dollars on the NASDAQ Global Market. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares or ADSs. In the recent past, the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar appreciates against the U.S. dollar, the U.S. dollar price of the ADSs could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.
We may be subject to arbitrage risks.
Investors may seek to profit by exploiting the difference, if any, between the price of our ordinary shares on the ASX and the price of the ADSs on the NASDAQ Global Market. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also in certain circumstances affect the volatility in the price of our ordinary shares and the ADSs.
There is a risk that we may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.
In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Taxation — U.S. Federal Income Taxation — General”) of the ADSs or ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the ADSs or ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not anticipate that we will be treated as a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”
If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of the ADSs.
Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
As a public company in the U.S., we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F for the year ending June 30, 2015. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.
We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of the ordinary shares and ADSs.
Lack of experience as officers of U.S. publicly-traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.
It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain to the extent applicable to us.

Risks Related to this Offering
There has been no prior active public market for the ADSs and we cannot assure you that one will develop to provide you with adequate liquidity.
Prior to this offering, ADSs representing our ordinary shares (each such ADS representing twenty ordinary shares) traded in the Over the Counter Market in the U.S. under the symbol “MOKOY”, but the market for the ADSs has been inactive and illiquid and accordingly such transactions are not representative of an actual trading market for the ADSs. We cannot assure you that an active public market for the ADSs will develop or that the market price of our ordinary shares will not decline below the initial public offering price. The initial public offering price of our ordinary shares will be determined in large part by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market following the offering. You may be unable to resell your ADSs at a price that is attractive to you.
You will experience immediate and substantial dilution in the book value of ordinary shares purchased.
The initial public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to the offering. Accordingly, if you purchase ADSs in this offering, you will incur immediate dilution of approximately $      in the net tangible book value per ordinary share from the price you pay for our ordinary shares, representing the difference between (1) the assumed initial public offering price of $      per ordinary share (the mid-point of the estimated offering price range set forth in the front cover of this prospectus) and (2) the pro forma net tangible book value per ordinary share of $      at December 31, 2013 after giving effect to this offering. See “Dilution” in this prospectus for additional information.
The market price of our ordinary shares and the ADSs could be subject to volatility.
The market price of our ordinary shares and the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:
•
  variations in our actual and perceived operating results;
•
  announcements of new products or services by us or our competitors;
•
  technological breakthroughs by us or our competitors;
•
  news regarding gains or losses of customers or partners by us or our competitors;
•
  news regarding gains or losses of key personnel by us or our competitors;
•
  announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;
•
  changes in earnings estimates or buy/sell recommendations by financial analysts;
•
  potential litigation;
•
  general market conditions or other developments affecting us or our industry; and
•
  the operating and stock price performance of other companies, other industries and other events or factors beyond our control.
In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and the ADSs.
We may not be able to pay any dividends on our ordinary shares and, correspondingly, the ADSs.
Under Australian law, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. Our historical dividend payments are not indicative of the amount or timing of the payment of dividends that may be payable in the future and should not be used as a reference or basis to determine the amount of such dividends. The declaration of future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.
Future sales of substantial amounts of the ordinary shares or ADSs by existing shareholders could adversely affect the price of the ADSs.
If our existing shareholders sell substantial amounts of the ordinary shares or ADSs following this offering, the market price of the ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The           ADSs offered in this offering and the                 existing ADSs outstanding prior to this offering will be eligible for immediate resale in the public market without restrictions. All remaining                ordinary shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act. If any existing shareholders sell a substantial amount of ordinary shares, the prevailing market price for our shares could be adversely affected.
Risks Relating to Takeovers
Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.
We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s aggregate voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions. See “Description of Shares and Governing Documents.”
Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.
As an Australian incorporated company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are particular to us as an Australian company. These requirements operate differently than from the equivalent legislation that is applicable to many U.S. incorporated companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. You should carefully review the summary of these matters set forth under the section entitled, “Description of Shares and Governing Documents,” as well as our Constitution, which is included as an exhibit to the registration statement of which this prospectus forms a part, prior to investing in our ordinary shares.
You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia, we conduct a majority of our operations in Australia, and the majority of our directors and officers reside outside the United States.
We are incorporated in Australia, and conduct substantially all of our operations in Australia through our subsidiaries established in Australia. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. For more information regarding the relevant laws of Australia, see “Enforceability of Civil Liabilities.”

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.
Except as described in this prospectus and in the Deposit Agreement, holders of the ADSs will not be able to exercise voting rights attaching to the shares represented by the ADSs on an individual basis. Holders of the ADSs are entitled to instruct the depositary how to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call, attend or speak at a shareholders’ meeting.
You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may be subject to limitations on transfer of the ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.
Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Australian law.
Australian companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.
Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.
Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that divide our board of directors into three classes and authorize our board of directors to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution.
We cannot assure you that the ADSs will not be delisted from the NASDAQ Global Market, which could negatively impact the price of the ADSs and our ability to access the capital markets.
We have applied to list the ADSs on the NASDAQ Global Market. We cannot give you any assurance that a broader or more active public trading market for the ADSs will develop on the NASDAQ Global Market or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the ADSs, which may further affect the liquidity of the ADSs.
The listing standards of the NASDAQ Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NASDAQ Global Market, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NASDAQ Global Market could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS
In this prospectus, unless otherwise stated or unless the context otherwise requires, references to “we,” “MOKO,” “us,” “our,” “the Company,” or “our company” are to MOKO Social Media Limited, including its subsidiaries.
In this prospectus, references to “Australia” are to the Commonwealth of Australia. References to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States and references to “A$,” or “Australian Dollars” are to the legal currency of Australia.
Solely for the convenience of the reader, this prospectus contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$0.8929 per $1.00 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that Australian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
The audited consolidated financial statements and notes thereto as of and for fiscal 2013 and 2012 included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. Our fiscal quarters end on September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
We also refer in various places within this prospectus to “EBITDA,” which is a non-IFRS measure and is more fully explained in the section titled “Non-IFRS Financial Measure” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.
In addition to the ordinary shares to be sold to investors in this offering in the form of ADSs, this prospectus covers the sale of securities acquirable upon exercise of the warrants we have agreed to issue to Northland Capital Markets in connection with this offering. See “Underwriting.”
We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This prospectus contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:
•
  our goals and strategies;
•
  our future business development, results of operations and financial condition;
•
  our ability to protect our intellectual property rights;
•
  projected revenues, profits, earnings and other estimated financial information;
•
  our ability to maintain strong relationships with our customers and suppliers;
•
  our planned use of proceeds; and
•
  governmental policies regarding our industry.
The forward-looking statements included in this prospectus are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under “Risk Factors” and elsewhere in this prospectus, and include, among other things:
•
  failure of our new products to attract a sufficient number of social groups to our mobile platforms;
•
  failure of advertisers to use us to reach their target audience even if our mobile social platforms are widely adopted by user groups;
•
  risks relating to generating almost all of our revenue from advertising;
•
  our incurrence of net losses since our inception and our anticipation that we will continue to incur net losses in the future;
•
  our ability to continue as a going concern;
•
  our strong dependence on the development of our REC*IT platform;
•
  failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate;
•
  dependence on the continued and unimpeded access to our products and services on the Internet by our partner’s users and advertisers;
•
  failure to identify suitable targets, acquire them on acceptable terms or successfully integrate them in accordance with our business strategy of making acquisitions;
•
  reliance on third party computer software and systems to manage our operations;
•
  our business being subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally;
•
  privacy concerns relating to our products and services which could damage our reputation and deter current and potential users and advertisers from using our products; and
•
  our need for additional capital and whether we may be able to obtain it on acceptable terms, or at all.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States and Australia, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
We estimate that our proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option, will be approximately $     million, based on an assumed initial offering price of $     per ADS, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.
We intend to use the net proceeds from this offering for general corporate purposes, including the hiring of additional technology staff in Australia and sales and marketing associates in the U.S., and the purchase or lease of additional information technology infrastructure such as servers. Therefore, we will have broad discretion in the way we use the net proceeds to us from this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering primarily in investment grade, interest-bearing instruments.

MARKET INFORMATION
The principal trading market for our ordinary shares is the ASX in Australia, where the ordinary shares have been listed since June 2007. Prior to this offering, ADSs representing the ordinary shares traded on the OTCBB in the U.S., although the trading has been inactive and illiquid. Application has been made for the ADSs issued in this offering and the ADSs outstanding as of the time of this offering to be listed on the NASDAQ Global Market under the symbol “MOKO.”
The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars. See “Exchange Rate Information” for the exchange rates applicable to the periods set forth below.

	High	Low
Year Ended	(A$ per share)
June 30, 2009	0.19	0.03
June 30, 2010	0.12	0.05
June 30, 2011	0.09	0.04
June 30, 2012	0.05	0.02
June 30, 2013	0.05	0.02
Quarter Ended
September 30, 2011	0.07	0.04
December 31, 2011	0.06	0.04
March 31, 2012	0.04	0.02
June 30, 2012	0.04	0.03
September 30, 2012	0.04	0.03
December 31, 2012	0.03	0.02
March 31, 2013	0.05	0.02
June 30, 2013	0.04	0.02
Month Ended
July 2013	0.07	0.03
August 2013	0.11	0.07
September 2013	0.14	0.09
October 2013	0.21	0.11
November 2013	0.33	0.19
December 2013	0.32	0.26
January 2014	0.33	0.21
February 2014	0.25	0.20
March 2014	0.21	0.25
April 2014	0.23	0.16

We have entered into a deposit agreement with the Depositary and the holders from time to time of the ADRs issued thereunder pursuant to which a sponsored American Depositary Receipt facility was made available with respect to the ordinary shares. The ADSs offering hereby will be represented by ADRs issued pursuant to an amended and restated Deposit Agreement with respect to the ordinary shares.
Based upon information available from the ASX, as of December 31, 2013, we had 3,766 holders of record of the ordinary shares, of which 9 had registered addresses in the U.S. and held a total of 7,221,468 ordinary shares. The principal Melbourne office of National Australia Bank, as custodian, is the registered holder for the holders of ADSs representing ordinary shares. According to the principal Melbourne office of National Australia Bank’s registry, there was one registered holder of ADSs representing 857,000 ordinary shares as of December 31, 2013. Holders of record of having registered addresses in the U.S., together with the registered holders of ADSs representing ordinary shares in the principal Melbourne office of National Australia Bank’s registry, held an aggregate of approximately 1.7% of the total number of ordinary shares outstanding on such date. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of ordinary shares beneficially held by U.S. persons.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to applicable law. Any future dividend declaration will be subject to various factors, including:
•
  the level of our cash and retained earnings;
•
  our expected financial performance;
•
  our projected levels of capital expenditure and other investment plans;
•
  the adequacy of our working capital; and
•
  the dividend yield of similarly listed companies with similar growth prospects as well as comparable providers of wireless coverage products and services globally.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013, on:
•
  an actual basis;
•
  a pro forma basis to reflect the sale of 38,100,000 ordinary shares to investors in Australia at an issue price of A$0.21 per ordinary share, which was completed in April 2014; and
•
  a pro forma as adjusted basis to further reflect:
•
  the sale of           ADSs in this offering at the assumed initial public offering price of $     per ADS; and
•
  the application of net proceeds therefrom.
You should read this table in conjunction with our financial statements and related notes included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013			As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted	Actual	Pro Forma	Pro Forma As Adjusted
	A$			USD$
Cash and cash equivalents	4,872,871	12,345,805		4,350,987	11,023,569
Total liabilities[1]	2,482,957	2,482,957		2,217,032	2,217,032
Issued capital (483,090,104 ordinary shares issued and outstanding, actual; 521,190,104 ordinary shares issued and outstanding, pro forma; ordinary shares issued and outstanding, pro forma as adjusted)[2]	31,280,582	38,753,516		27,930,432	34,603,014
Reserves	7,165,792	7,165,792		6,398,336	6,398,336
Accumulated losses	(30,591,549)	(30,591,549)		(27,315,194)	(27,315,194)
Non-controlling interests	(97,899)	(97,899)		(87,414)	(87,414)
Total equity	7,756,926	15,229,860		6,926,160	13,598,742

1
  Total liabilities includes both non-current liabilities of A$59,973 ($53,550) and current liabilities of A$2,422,984 ($2,163,482).
2
  Does not include options exercisable for 217,824,873 ordinary shares which were outstanding as of December 31, 2013 at exercise prices ranging from A$0.02 to A$0.40 per share and 20 million performance shares which may (in accordance with their terms) be “varied” and thereafter constitute ordinary shares.
A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, issued capital and total equity by A$          million ($          million), assuming that the number of ADS offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A one million ADS increase (decrease) in the number of ADSs sold in this offering would increase (decrease) cash and cash equivalents issued capital and total equity by approximately A$          million ($          million), assuming an initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

DILUTION
Our pro forma net tangible book value as of December 31, 2013 was approximately A$    million ($    million) or approximately $    per ordinary share. “Pro forma net tangible book value per share” represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding, after giving pro forma effect to our issuance of 38,100,000 ordinary shares in our sale of ordinary shares in Australia, which was completed in April 2014.
Dilution in pro forma net tangible book value per share represents the difference between the amount per ordinary share paid by purchasers of ADSs in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering. Our pro forma net tangible book value as of December 31, 2013 would have been approximately $     million, or approximately $     per ordinary share, after giving effect to the sale of the           ordinary shares being offered in the form of ADSs at an assumed initial public offering price of $     per ADS and deducting underwriting discounts and commissions and the estimated offering expenses.
This represents an immediate increase in pro forma net tangible book value of $     per ordinary share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per ordinary share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	$
Pro forma net tangible book value per ordinary share as of December 31, 2013	$
Increase in pro forma net tangible book value per ordinary share attributable to price paid by new investors	$
Pro forma net tangible book value per ordinary share after this offering	$
Dilution in pro forma net tangible book value per ordinary share to new investors in this offering	$

The following table summarizes on a pro forma basis the differences as of December 31, 2013 between the shareholders as of December 31, 2013, at our most recent reporting date and half fiscal year end, and the new investors with respect to the number of ordinary shares purchased from us in the form of ADSs, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary shares purchased			Total consideration	Average price per ordinary share
	Number	%	USD$	%	USD$
(in thousands, except for percentages and per share data)
Existing shareholders(1)	521,190,104		34,603,014		$0.066
New investors
Total					%

(1)
  Based on 483,090,104 ordinary shares outstanding as of December 31, 2013 plus the 38,100,000 ordinary shares issued in the recent private placement completed in April 2014.
If the underwriters’ over-allotment option is exercised in full, the number of ordinary shares held by existing shareholders will be reduced to       % of the total number of ordinary shares to be outstanding after this offering and the number of ordinary shares held by the new investors purchasing ADSs will be increased to       ordinary shares or       % of the total number of ordinary shares outstanding after this offering.
A 10% increase in the number of ordinary shares sold would decrease the number of shares held by existing shareholders as a percentage of the total number of ordinary shares outstanding after this offering by       %; the number of ordinary shares held by new investors would increase by          ordinary shares or       % of the total number of ordinary shares outstanding after this offering.

EXCHANGE RATE INFORMATION
We conduct almost all of our business operations in and from Australia in the Australian dollar. The following table sets forth information concerning exchange rates between the Australian dollar and the U.S. dollar for the periods indicated.
We make no representation that any amounts in Australian dollar or U.S. dollar could be or could have been converted into each other at any particular rate or at all.

	A$ Per USD$
Year Ended	High	Low
June 30, 2009	0.9797	0.6191
June 30, 2010	0.9359	0.7751
June 30, 2011	1.0803	0.8380
June 30, 2012	1.1026	0.9453
June 30, 2013	1.0573	0.9165
Quarter Ended
September 30, 2011	1.1026	0.9744
December 31, 2011	1.0707	0.9453
March 31, 2012	1.0806	1.0215
June 30, 2012	1.0447	0.9711
September 30, 2012	1.0591	1.0195
December 31, 2012	1.0555	1.0188
March 31, 2013	1.0579	1.0164
June 30, 2013	1.0564	0.9165
Month Ended
July 2013	0.9259	0.8957
August 2013	0.9193	0.8901
September 2013	0.9444	0.9132
October 2013	0.9705	0.9366
November 2013	0.9518	0.9072
December 2013	0.9150	0.8858
January 2014	0.9053	0.8715
February 2014	0.9045	0.8777
March 2014	0.9262	0.8972
April 2014 (through April 25)	0.9424	0.9219

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of Australia with limited liability. We are incorporated in Australia because of certain benefits associated with being an Australian company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, Australia has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Australian companies may not have standing to sue before the federal courts of the United States.
Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.
We conduct a significant portion of our current operations in Australia and a substantial portion of our assets are located in Australia. We have appointed MOKO.Mobi, Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Any final and conclusive monetary judgment obtained against us in United States courts, for a definite sum, may be treated by the courts of Australia as a cause of action in itself so that no retrial of the issues would be necessary prior to the enforcement of that judgment, provided that an Australian court was satisfied that:
•
  the United States court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
•
  the judgment given by the United States court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of us;
•
  in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the court;
•
  recognition or enforcement of the judgment in Australia would not be contrary to public policy; and
•
  the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
You should read the following summary consolidated financial information in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 36 in this prospectus.
The following selected consolidated statements of other comprehensive loss and balance sheet information for the years ended and as of June 30, 2013 and 2012 are derived from our audited consolidated statements of income and balance sheets included in this prospectus beginning on page F-1.
The selected consolidated statements of income and balance sheet information for the six month period ended and as of December 31, 2013 are derived from our reviewed consolidated statements of profit or loss and balance sheets included in this prospectus beginning on page F-55.
Our audited and reviewed consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. You should read the following summary financial data in conjunction with our audited and reviewed consolidated financial statements and related notes beginning on page F-1 in this prospectus.
Our audited consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. You should read the following summary financial data in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 in this prospectus. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2013		2012	2013		2012
	A$	USD$	A$	A$	USD$	A$
Statement of Profit or Loss Data
Revenue from continuing operations	4,166,343	3,720,128	3,786,272	6,020,593	5,375,787	1,722,484
Other income and revenue	288,072	257,219	2,943	8,813	7,869	62,627
Fair value gain on deferred consideration	383,933	342,815	—	1,829,653	1,633,697	—
Expenses	(11,153,440)	(9,958,907)	(7,802,640)	(13,560,947)	(12,108,569)	(6,234,297)
Loss before income tax benefit from continuing operations	(6,315,092)	(5,638,745)	(4,013,425)	(5,701,888)	(5,091,216)	(4,449,186)
Income tax benefit	1,082,953	966,969	898,349	990,594	884,501	565,849
Loss after income tax (expense)/benefit from continuing operations	(5,232,139)	(4,671,776)	(3,115,076)	(4,711,294)	(4,206,715)	(3,883,337)
(Loss)/profit after income tax expense from discontinued operations	—	—	50,844	(1,566,785)	(1,398,982)	1,451,091
Loss after income tax for the period	(5,232,139)	(4,671,776)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Other comprehensive loss:
Exchange differences on translation of foreign operations	(32,229)	(28,777)	(168,810)	853,663	762,236	—
Total comprehensive loss for the period	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Total comprehensive loss for the period is attributable to:
Continuing operations	(5,264,368)	(4,700,553)	(3,283,886)	(3,857,631)	(4,843,461)	(3,883,337)
Discontinued operations	—	—	50,844	(1,566,785)	—	1,451,091
Owners of MOKO Social Media Limited	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Loss attributable to:
Owners of the Company	(5,134,240)	(4,584,362)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Non-controlling interests	(97,899)	(87,414)	—	—	—	—
	(5,232,139)	(4,671,776)	(3,064,232)	(6,278,079)	(5,605,697)	(2,432,246)
Total comprehensive loss attributable to:
Owners of the Company	(5,166,469)	(4,613,139)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Non-controlling interests	(97,899)	(87,414)	—	—	—	—
	(5,264,368)	(4,700,553)	(3,233,042)	(5,424,416)	(4,843,461)	(2,432,246)
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited:
Basic / Diluted EPS	(1.17)	(1.04)	(1.05)	(1.54)	(1.37)	(3.00)

	As of December 31,		As of June 30,
	2013		2013		2012
	A$	USD$	A$	USD$	A$
Statement of Financial Position Data
Current assets:
Cash and cash equivalents	4,872,871	4,350,987	2,519,186	2,249,381	1,573,783
Trade and other receivables	486,496	434,392	823,898	735,659	2,677,021
Other current assets	217,505	194,210	153,236	136,824	341,718
Total current assets	5,576,872	4,979,589	3,496,320	3,121,864	4,592,522
Non-current assets
Property, plant and equipment	45,501	40,628	72,662	64,880	793,339
Intangibles	4,617,510	4,122,975	4,410,248	3,937,910	974,681
Total non-current assets	4,663,011	4,163,603	4,482,910	4,002,790	1,768,020
Total assets	10,239,883	9,143,192	7,979,230	7,124,654	6,360,542
Current liabilities
Deferred consideration	—	—	1,430,252	1,277,072	—
Trade and other payables	1,830,560	1,634,507	1,814,544	1,620,206	2,141,895
Borrowings	105,699	94,379	1,136,390	1,014,683	—
Employee benefits	199,646	178,263	134,048	119,691	207,054
Provisions	—	—	264,912	236,540	—
Income tax provision	287,079	256,333	279,808	249,841	—
Total current liabilities	2,422,984	2,163,482	5,059,954	4,518,033	2,348,949
Non-current liabilities
Employee benefits	59,973	53,550	45,904	40,988	29,714
Deferred tax liability	—	—	—	—	89,750
Total non-current liabilities	59,973	53,550	45,904	40,988	119,464
Total liabilities	2,482,957	2,217,032	5,105,858	4,559,021	2,468,413
Net assets	7,756,926	6,926,160	2,873,372	2,565,633	3,892,129
Equity
Issued capital	31,280,582	27,930,432	24,656,473	22,015,765	20,685,557
Reserves	7,165,792	6,398,336	3,674,208	3,280,700	2,385,802
Accumulated losses	(30,591,549)	(27,315,194)	(25,457,309)	(22,730,832)	(19,179,230)
Non-controlling interests	(97,899)	(87,414)	—	—	—
Total equity	7,756,926	6,926,160	2,873,372	2,565,633	3,892,129

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this prospectus beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales, delivering proprietary mobile social services and content to users within Australia, the United Kingdom, the Philippines, and Malaysia. Monetization historically occurred via user subscription models connecting MOKO’s billing platform with the billing capabilities of our telephony or billing aggregator partners. This monetization and revenue stream is what MOKO identifies as the Mobile Social operating segment. The Mobile Social operating segment forms part of continuing operations in the historical financial statements although its significance has diminished measurably in the reported periods such that its continuing business operations are insignificant to MOKO’s forward intentions.
Our current business model is to develop, manage, and commercialize online mobile social communities for large organized groups that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic social networks that do not offer such customized products. We have agreements relating to three such communities, and we are in the process of pursuing other customized mobile community application opportunities with large common interest groups such as sporting events, clubs and associations, as well as other membership groups that congregate around a core content or information source such as political groups or motoring enthusiasts.
We expect to invest between A$3.0 and A$3.5 million ($2.7 to $3.1 million) to complete the development of our current three Apps between now and when they are launched and to fund this out of current working capital reserves.
Corporate History and Operating Segment Evolution
During 2011, 2012 and 2013 we expanded the reach of our platform to support intended global growth across four main business lines and revenue streams:
•
  Social,
•
  Advertising,
•
  Content, and
•
  Commerce
Social — MOKO’s proprietary mobile social networks and community and chat products within Australia, the U.K. and U.S. MOKO’s revenues are generated through monthly user subscriptions that are typically billed directly to a user’s mobile phone account which enables them to access and participate in mobile chat and share communities.
The flag-ship social product that MOKO has offered in this operating segment is ‘MOKO Chat and Share’, which is a proprietary community offering developed by the Company and launched in 2007. This product has accounted for the majority of revenue in the mobile social segment in all reported periods.
The Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.

The results from Mobile Social are reported as continued operations and include insignificant results for m-Buzzy, a U.S mobile community offering acquired in mid-2011 and sold for US$100,000 in August 2013. The ‘MOKO CHAT and Share’ business is the single business included in the mobile social segment as part of continuing operations.
Advertising — MOKO’s proprietary U.S. mobile adnetwork “OfferMobi”, which to date has worked with performance based advertisers seeking specific audiences for their offers and publishers in identifying the right advertisement/offers for the audiences they have. OfferMobi was acquired in August 2012, and MOKO has since set about re-positioning the focus and strategy away from re-brokering relationships and blind web based advertising networks and towards monetization of Mobile Applications (Mobile Games, Apps and Performance Marketing) and Mobile Application Traffic through direct advertiser relationships, while continuing verticalization of its sales efforts. OfferMobi’s advertising network provides advertisers reach into over 500 active publishers across the globe covering various demographics of end user traffic. Currently, the company has over 100 offers from advertisers in verticals such as Mobile Applications, Mobile Games, Mobile Utilities, Consumer Goods, Retail and Entertainment. OfferMobi has contracts with advertisers that are direct and in some cases exclusive to OfferMobi. Terms of payment range from Net 7 days to Net 30 days and in some cases, the Company has negotiated prepayments with advertisers for high volume performance. This type of arrangement allows us a competitive advantage in the market to pay publisher partners quickly on their delivery of high quality traffic.
The mobile advertising operating segment is significant to MOKO’s business, financial results and intentions. The results from Advertising form a part of continuing operations.
Content — MOKO’s U.K. division of the Paper Tree Group including Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group) and All Night Media Limited (ANM), who bundled and sold entertainment products direct to mobile on a pay as you go basis. This business was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and re-focus on Customized Mobile Social Advertizing in the U.S. market. The vast majority of the segment results are from the AMH Group which is reported as discontinued operations. In the 2013 fiscal year minor revenues of A$368,118 form part of continuing operations for the insignificant results of ANM which MOKO has ceased operating.
Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, Deals-I-Love (Australia) Pty Ltd (“DIL”), of which MOKO has a controlling economic interest of 51%, which sells merchant product to customers across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Before the DIL acquisition, there was no activity in this segment. The results from Mobile Commerce form a part of continuing operations.
This segmentation reflects the underlying revenue and cash generating units within MOKO and reflects the internal reports that are reviewed and used by the chief operating decision makers with MOKO, in assessing performance and in determining the allocation or resources.
In the second half of the 2012 fiscal year MOKO’s business expanded away from the single operating segment of Mobile Social activities which was the founding operating segment based out of Australia, to include a Mobile Content business out of the U.K. when the Paper Tree Group, which included the AMH Group, was acquired on December 16, 2011. The Paper Tree Group was a significant acquisition and the dominant operating segment for the twelve months ended June 30, 2012. In April 2013, after a challenging business environment and declining revenue and profitability, the Paper Tree Limited Group was disposed of and as a result, the results of its operations are reported as discontinued operations in the consolidated financial statements.
In the 2013 and 2012 fiscal years, MOKO generated mobile content revenues via bundling and selling entertainment products directly to mobile phones on a pay as you go basis.

For the 2012 fiscal year, operating segment revenues were as follows:

	Continued Operations	Discontinued Operations
	Mobile Social	Mobile Content
Sales to external customers A$	1,722,484	10,909,809
Sales to external customers USD$	1,538,006	9,741,368

In the 2013 fiscal year, on August 10, 2012, we acquired the business assets of OfferMobi, a U.S. based mobile advertising and affiliate marketing business and this introduced a third operating segment, as Mobile Advertising.
Throughout 2013, we generated mobile advertising revenues by working with advertisers seeking specific audiences for their offers and from publishers by identifying the right advertisement/offers for the audiences they have.
For the 2013 fiscal year, operating segment revenues were as follows:

	Continuing Operations			Continued Operations	Discontinued Operations
	Mobile Advertising	Mobile Social	Mobile Content	Total	Mobile Content
Sales to external customers A$	4,400,611	1,251,864	368,118	6,020,593	9,128,887
Sales to external customers USD$	3,929,305	1,117,789	328,693	5,375,787	8,151,183

For the most recent six month reporting period to December 31, 2013, our business expanded for the July 1, 2013 acquisition of Deals-I-Love (Australia) Pty Ltd, which introduced the Mobile Commerce operating segment.
Throughout the second half of 2013, we generated mobile commerce revenues via selling merchant product to customers across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au.
For the six month interim period to December 31, 2013, operating segment revenues were as follows:

	Continuing Operations				Continued Operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Sub-Total
Sales to external customers A$	1,083,332	401,260	(30,945)	2,712,696	4,166,343
Sales to external customers USD$	967,307	358,285	(27,631)	2,422,166	3,720,128

Mobile Advertising
In the second half of 2013 and since replacing the management of the Mobile Advertising operations, the mobile advertising business has rapidly evolved into programatic buying (automated inventory fill by algorithm based platforms) and less direct buying relationships.
We have repositioned the focus and strategy of OfferMobi to monetizing Mobile Applications (Mobile Games, Apps and Performance Marketing) and Mobile Application Traffic, while continuing verticalization of its sales efforts. OfferMobi has gained significant expertise in Mobile Application monetization which we plan to leverage in monetizing our proprietary applications.
Mobile Advertising Revenues for the second half of 2014 fiscal year are expected to outperform those from the first half to December 31, 2013 as new management adapt the strategy while positioning the Mobile Advertising business to support REC*IT.
Moving forward, the Mobile Advertising operations and resources, both advertising sales people and technology platforms, will be repurposed to focus on selling advertising campaigns for our own Applications and traffic in Customized Mobile Social Advertising (CMSA) projects such as REC*IT, Run-Haven and Blue Nation Review, in addition to third parties, leveraging some of the pre-existing relationships with Advertisers. Third party advertising revenues are expected to continue as a less significant part of the mobile advertising operating segment.
Accordingly, Mobile Advertising revenues are expected to increase through the 2014 and 2015 fiscal years and losses are expected to reduce, although we have not determined at which point our Mobile Advertising operations may become profitable.
Mobile Social
Mobile Social operations were sun-set by us in 2013 and several underperforming properties and telecommunications carriers were abandoned. The resources and infrastructure that historically developed, maintained and supported Mobile Social as our major operating segment were re-deployed into Mobile Advertising in the second quarter of 2013.
Most recently, in August 2013, we disposed of ‘mBuzzy’ after two years of mixed performance and currently, Mobile Social comprises trailing revenues from ‘MOKO Chat and Share’ in Australia, a proprietary developed product that was most successful during 2008.
As a result, future revenues and results from Mobile Social are expected to reduce through the 2014 and 2015 fiscal years and are insignificant to our intentions.
Mobile Content
This operating segment is discontinued and trailing business activity has ceased.
Mobile Commerce
This operating segment first formed part of MOKO’s operations for the six months ended December 31, 2013 and subsequent to the DIL acquisition on July 1, 2013. Prior to this, there was neither activity nor revenue generated in the Mobile Commerce segment.
For the six months ended December 31, 2013, the Mobile Commerce operating segment comprises only the results of DIL from July 1, 2013 on. We have not determined when or if our Mobile Commerce operations will become profitable.
For the fiscal year ended June 30, 2013 and six months ended December 31, 2013, MOKO was unprofitable and a net user of cash and cash equivalents in the absence of ongoing sources of financing. MOKO has needed to rely on its ability to successfully raise cash proceeds from issuing new equity or debt financing to sustain its operations and ensure the business remains a going concern. Historically, the capital has been sourced primarily from within Australia and to a lesser extent internationally including more recently debt and equity funding from within the U.S. The Company, however, has since retired or cancelled such non-equity funding facilities and as of the date of this prospectus has no outstanding indebtedness, other than trade creditors and as otherwise disclosed in the financial statements and related notes included in this prospectus beginning on page F-1.
On March 6, 2013, MOKO secured an agreement with American Intramural Sports Group LLC and on October 10, 2013, MOKO secured an agreement with IMLeagues LLC. Under these agreements, MOKO has the exclusive mobile rights for intermural sport, fitness and recreational activity data for more than 700 colleges and universities across the U.S. with a combined enrolled population of approximately 10 million students. MOKO intends to commercialize this platform with premium and targeted mobile advertising. This customized mobile social advertising project is branded REC*IT. The REC*IT brand and the REC*IT mobile community platform and its respective device applications (“Apps”) are owned by MOKO. Subsequent to June 30, 2013, MOKO entered into an agreement for its technology platform to underlay RunHaven, a mobile digital community for running enthusiasts in the United States, and an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop Blue Nation Review.
To date, MOKO has not generated any revenue from REC*IT and revenue is expected to begin in the fourth quarter of 2014 at the earliest. The development of the RunHaven and Blue Nation Review platforms are in the very early stages and no revenues have been generated to date, nor are any anticipated until the fourth quarter of 2014 calendar year, for Blue Nation Review and the middle of 2015 for RunHaven.

It should be noted that the strategic focus on Customised Mobile Social Advertising projects such as REC*IT, RunHaven and Blue Nation Review and the recently discontinued operations reduces the revenues being generated within MOKO and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash inflows. It is expected that in future periods, the historical revenue streams within Mobile Advertising and Mobile Commerce will continue at approximately equivalent rates to those reported for the most recent six months to December 31, 2013 and that Mobile Social will continue to generate revenue in a reduced and insignificant capacity in the future. The Mobile Content segment has been ceased and will not generate revenue in future periods. As such, to pursue this business strategy MOKO requires funding sources in advance of accepting additional projects. Additionally, management believes that the costs associated with being a publicly listed company in the U.S. will increase MOKO’s cash expenses both as a one-time event and on an ongoing basis.
The expected net proceeds of this offering and existing cash and cash equivalents are expected to provide sufficient working capital and time for MOKO to establish its Customised Mobile Social Advertising strategy. However, in the event of delays or the eventuality of other business risks that adversely affect the results from future operations, MOKO would need to raise new equity or debt funding similar to the ways in which it has previously done so.
Factors Affecting Comparability of Our Historical Results
Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed above and below.
From the fourth quarter of fiscal 2013, MOKO has been actively de-emphasizing and divesting non-core businesses and assets that do not fit within the revised strategy of monetizing its mobile communities within the U.S. To this end, MOKO divested itself of the Paper Tree Limited Group (including Antiphany Management Holding Limited and its operating subordiaries) on April 29, 2013 and the net assets and financial performance results of which are reported as discontinued operations for all periods presented. MOKO has ceased operation of All Night Media Limited, its second and smaller mobile content business in the United Kingdom. In addition and subsequent to June 30, 2013, the mobile social assets of mBuzzy were also divested.
Accordingly, the businesses that operated to produce revenue during fiscal 2013 that have continuing operations are OfferMobi within the Mobile Advertising segment and MOKO Chat and Share, within the Mobile Social operating segment.
MOKO also recently acquired a 51% controlling interest in Deals-I-Love (Australia) Pty Ltd (“DIL”), a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business. DIL sells merchant product to customers that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au in Australia. MOKO purchased DIL to expand its market share within Australia and to investigate the possible application to the REC*IT user base.
Non-IFRS Financial Measure
In evaluating our business, we consider and use EBITDA, a non-IFRS measure as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as Earnings (being Net Profit or Loss from continuing operations), Before Interest, Tax, Depreciation and Amortization. We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering our executive and employee incentive compensation programs.
We believe that the use of this non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe this non-IFRS measure is frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.
This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. This non-IFRS financial measure has limitations as an analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit (loss) or other consolidated statements of operation data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:
•
  it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
  it does not reflect changes in, or cash requirements for, our working capital needs;
•
  it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•
  it does not reflect income taxes or the cash requirements for any tax payments;
•
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA do not reflect any cash requirements for such replacements;
•
  other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.
We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit for the periods shown to EBITDA:

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2013		2012	2013
	A$	USD$	A$	A$	USD$
Statement of Profit or Loss Data
Loss after income tax benefit from continuing operations	(5,232,139)	(4,671,777)	(3,115,076)	(4,711,294)	(4,206,715)
Interest expense/(income)	(24,739)	(22,089)	24,071	201,759	180,151
Tax expense/(benefit)	(1,082,953)	(966,969)	(898,349)	(990,594)	(884,501)
Depreciation and amortization expense	439,372	392,315	470,659	1,067,523	953,191
EBITDA	(5,900,459)	(5,268,520)	(3,518,695)	(4,432,606)	(3,957,874)

Results of Operations
Comparison of Twelve Months Ended June 30, 2013 to Twelve Months Ended June 30, 2012 for continuing operations
Revenue

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$6,020,593	A$1,722,484	A$4,298,109	249.5%

For fiscal 2013, revenue from continuing operations was represented by Mobile Social of A$1,251,864 (USD$1,117,789) plus the two additional operating segments of Mobile Advertising and Mobile Content at A$4,400,611 (USD$3,929,305) and A$368,118 (USD$328,693), respectively.

Mobile Social revenue was derived from multiple products, brands or services during the 2013 fiscal year across Australia, the U.K. and the United States. This result represented a 27.3% decline versus the 2012 fiscal year of A$1,722,484 (USD$1,538,006). In late 2012, MOKO Social business was sun-set and deprioritized within the company and several unprofitable products, brands or services were closed.
Given that MOKO stopped several unprofitable properties late in the 2013 fiscal year and no longer invests in a growth marketing budget, and the human resources and infrastructure have been re-deployed into Mobile Advertising, the future revenues of Mobile Social will be materially less than those reported for the 2013 fiscal year and are insignificant to MOKO’s future intentions.
Subsequent to June 30, 2013 reporting date, mBuzzy, which contributed A$79,757 revenue for the 2013 fiscal year was disposed of and its future revenue will be A$0, representing a decline of A$79,757 to the 2013 fiscal year. The revenue for the 2012 fiscal year was A$291,264.
The Mobile Advertising revenue came from the OfferMobi acquisition made in August 2012 and the Mobile Content revenue from the ANM acquisition done in September 2012.
OfferMobi is a mobile adnetwork working with performance based advertisers seeking specific audiences for their offers. OfferMobi additionally works with publishers in identifying the right advertisements/offers for the audience they have. At acquisition, OfferMobi focused pre-dominantly on direct buying relationships and blind, web based advertising in a host of verticals. Revenues were variable and somewhat high risk.
In MOKO’s first post-acquisition year of operations with OfferMobi, for the approximately 11 months of operations in 2013 fiscal year, the revenue results were mixed. During the first half year ended December 31, 2012 and for the approximately five months of trading, the OfferMobi business reported revenues of A$2,889,815 (USD$2,580,316), which exceeded expectations largely due to one, short-lived, extraordinary advertising account.
During the second half of the 2013 fiscal year, the mobile advertising market shifted rapidly away from direct buying relationships and into programatic buying (automated inventory fill by algorithm based platforms) and the businesses underperformed. For the six months ended June 30, 2013, OfferMobi reported revenues of A$1,510,796 (USD$1,348,990).
The ANM business is now ceased and as such, its future revenue contribution will be A$0 representing a decline to the 2013 fiscal year of A$368,118 (USD$328,693).
In the third quarter of 2013, MOKO replaced the incumbent management with more appropriately skilled personnel to transition the focus and strategy of OfferMobi into:
a)
  monetizing mobile applications and mobile application traffic across a refined vertical set; and
b)
  positioning the business as a service organization to Customised Mobile Social Advertising projects, and initially REC*IT.
It is expected that the Mobile Advertising revenue will increase in the second six months ending June 30, 2014 and into the 2015 fiscal year provided REC*IT commercialization continues as planned, although we cannot determine if or when our Mobile Advertising business will become profitable.
Other income and revenue

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$8,813	A$62,627	A$(53,814)	(85.9)%

For fiscal 2013, other income and revenue from continuing operations was composed of interest earned on cash and cash equivalents whereas in fiscal 2012 interest revenue was higher at A$35,680, reflecting higher average cash and cash equivalent balances during that year, plus A$26,947 in government grant funding which was not received in fiscal 2013.

Fair value gain on deferred consideration

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$1,829,653	A$—	A$1,829,653	N/A

For fiscal 2013, fair value gain on deferred consideration was represented by the reversal of previously recognised deferred contingent acquisition consideration payable as a result of being unearned. For OfferMobi, A$1,123,843 (USD$1,003,479) was unearned consideration which resulted from certain financial performance results in fiscal 2013 being less than required maximum hurdle rates; and for All Night Media Limited, A$631,572 (USD$563,931) deferred consideration was cancelled and A$74,238 (USD$66,287) initial consideration was reimbursed as a result of a post-acquisition agreement with the seller.
Expenses

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$13,560,947	A$6,234,297	A$7,326,650	117.5%

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing services, (ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.
Costs of providing services

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$4,330,167	A$839,032	A$3,491,135	416.1%

For fiscal 2013, costs of providing services related to the operating segments of Mobile Social of A$578,571 (USD$516,606) plus Mobile Advertising and Mobile Content as a result of acquisitions, at A$3,430,550 (USD$3,063,138) and A$321,046 (USD$286,662), respectively. In fiscal 2012, costs of providing services related solely to Mobile Social and were A$839,032.
The decline in Mobile Social costs of providing services in fiscal 2013 largely reflected the commensurate decline in revenue as noted above, although in fiscal 2013 there was a minor decrease as a percentage of revenue. The fiscal 2013 costs of providing services in Mobile Advertising and Mobile Content were A$3,430,550 (USD$3,063,138) and A$321,046 (USD$286,662), respectively.
Selling, general and administrative expense

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$6,676,120	A$5,215,832	A$1,460,288	28.0%

For fiscal 2013, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in its business operations and commensurate cost base. Particularly large increases versus the 2012 fiscal year on expense items were as follows:
— Legal and professional fees:   an increase of A$1,075,413 (USD$960,236) or 190.4% from A$564,914 in fiscal 2012 to A$1,640,327 (USD$1,464,648) in fiscal 2013 due primarily to high levels of legal and corporate advice and fees in relation to business acquisitions, dispositions or terminations, the establishment and termination of various debt or convertible debt financing transactions such as with Bergen Asset Management and TCA Funds Management (all facilities subsequently re-paid), increased accounting, audit and company secretarial fees, a large increase in communications, financial and investment community engagement fees (particularly from within the United States of America), early stage consultancy fees on establishing REC*IT, as well as preliminary advice relating to corporate considerations and advice for listing on NASDAQ.

— Share based payments:   an increase of A$145,330 (USD$129,765) or 50.2% from A$289,413 in 2012 to A$434,743 (USD$388,182) in fiscal 2013 due to an increased use of share based remuneration to directors, employees and suppliers as a substitute for settling the provision of goods or services in cash.
— Exchange loss:   an increase of A$194,037 (USD$173,256) or 434.3% from A$44,680 in fiscal 2012 to A$238,717 (USD$213,150) in fiscal 2013 due to net exchange rate movements in underlying foreign currency assets and liabilities to the Australian dollar as a result of increased foreign business operations within MOKO.
— Finance costs:   an increase of A$210,333 (USD$187,806) from A$239 in fiscal 2012 to A$210,572 (USD$188,020) in fiscal 2013 due to the utilization of third party convertible and revolving note debt facilities from within the Unites States of America (since repaid and extinguished).
The largest component of selling, general and administrative expense (employee benefits expenses) increased by A$285,545 (USD$254,963) or 12.8% from A$2,224,901 to A$2,510,446 (USD$2,241,577) in 2013 due to an increased average headcount as a result of the new business segments, Mobile Advertising and Mobile Commerce. The employee benefits expenses incurred in Mobile Social operating segment declined in fiscal 2013 due to project terminations and layoffs.
Depreciation and amortization

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$1,067,523	A$179,433	A$888,090	494.9%

Depreciation increased by A$156,104 (USD$139,385) or 218.5% from A$71,434 in fiscal 2012 to A$227,538 (USD$203,169) due to increased levels of computer equipment depreciation associated particularly with m-Buzzy acquisition (now disposed). Amortization increased by A$731,986 (USD$653,590) or 677.8% from A$107,999 in fiscal 2012 to A$839,985 (USD$750,023) due to greater values of finite life intangible assets being held (and periodically amortized) by MOKO as a result of acquisitions, particularly that of OfferMobi.
Impairment of goodwill

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$1,487,137	A$—	A$1,487,137	N/A

Impairment of goodwill for fiscal 2013 was A$1,487,137 (USD$1,327,865) and for fiscal 2012 was A$0. This expense related to the write-down of the previously unrecoverable carrying value of assets for mBuzzy of A$772,675 (USD$689,992) (which has been subsequently disposed) and All Night Media Limited of A$714,462 (USD$637,943), after the businesses reflected post-acquisition underperformance, which formed the basis of MOKO’s subsequent claims against the seller and successful cancellation of all acquisition consideration.
Income tax benefit

Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012	Increase (Decrease)	% Change
A$990,594	A$565,849	A$424,745	75.1%

For fiscal 2013, the income tax benefit from continued operations increased by A$424,745 (USD$379,255) or 75.1% from A$565,849 in fiscal 2012 to A$990,594 (USD$884,501) as a result of the increase in MOKO’s Research and Development tax offset (cash rebate) received from the Australian Taxation Office. The increase primarily reflected a broadening of the Australian taxation legislation to allow, amongst other items, foreign expenditure claims. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we had historically.
Results of Operations
Comparison of Six Months Ended December 31, 2013 to Six Months Ended December 31, 2012 for continuing operations
Revenue

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$4,166,343	A$3,786,272	A$380,071	10.0%

The 2013 revenue from continuing operations was up 10% to $4,166,343 from 2012 and was earned from a broader base of operating segments.
Mobile Commerce contributed revenue of A$2,712,696 as a result of the DIL acquisition on July 1, 2013 (2012: A$0) based on consolidated revenue of DIL as MOKO’s subsidiary. During the six months ended December 31, 2013, DIL grew its total user base via increased marketing to acquire new users, diversified its marketing channels and product range. Sales volumes increased by more than 30% in the first quarter of post-acquisition operations to September 30, 2013 and again by more than 20% above that quarter in the second quarter ended December 31, 2013. Post-acquisition, the average revenue per user has grown by approximately 6% versus the prior pre-acquisition six month period. Notably however, the six months ended December 31, 2013 did include the recurring cyclical uplift from Christmas trading and as such, the first half fiscal 2014 revenue is expected to exceed second half fiscal 2014 revenue.
Mobile Advertising revenue was A$1,083,332 (2012: A$2,889,815). The decrease reflected dampening market conditions for the historical business activities of OfferMobi and also a deliberate re-positioning by us to focus OfferMobi as a service provider to Customized Mobile Social Advertising projects such as REC*IT, Run-Haven and Blue Nation Review, which have not yet generated revenue.
Mobile Social decreased its revenue to A$401,260 (2012: A$676,195) given its decreasing focus within our activities and this included A$8,173 of revenue from m-Buzzy, which was sold in August 2013. The revenue for the six months ended December 31, 2012 was A$55,668.
The Mobile Content segment did not operate during the period, although a minor negative revenue adjustment of (A$30,945) was recognised after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of fiscal 2013 (2012: A$220,262).
For the second half of the 2014 fiscal year, MOKO does not expect significant consolidated revenue fluctuations from that reported for the first six months ended December 31, 2013.
Mobile Commerce through DIL is expected to remain the dominant revenue generating business through the 2014 fiscal year, although it will experience half on half cyclical decline due to the absence of the cyclical revenue spike from the Christmas trading period in the second half of the fiscal year.
The Mobile Social operating segment is sunset and de-prioritized within the Company. Following the closure of multiple underperforming properties and carriers late in the 2013 fiscal year and subsequent to the disposal of m-Buzzy in August 2013, revenues are expected to decline in the second half of the 2014 fiscal year and future revenues from Mobile Social beyond the 2014 fiscal year are expected to be minor with MOKO Chat and Share in Australia being the remaining significant revenue stream.
The Mobile Content business has ceased and we presently has no active plans to re-activate this operating segment.
Mobile Advertising’s second half of 2014 fiscal year is expected to outperform the first half under new management and with a renewed business model that includes support of MOKO’s Customized Mobile Social Advertising business. We expect consolidated revenues to increase upon commercialization of the Customized Mobile Social Advertising projects such as REC*IT, RunHaven and Blue Nation Review towards the end of 2014 and early 2015, but because these projects are not yet commercialized there remains a material uncertainty over this expectation.

Other income and revenue

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$288,072	A$2,943	A$285,129	9,688.4%

Other income and revenue increased by A$285,129 (USD$254,592) or 9,688.4% from A$2,943 to A$288,072 (USD$257,219) and comprises A$150,000 of government grant revenue for Mobile Social, A$109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013, and interest income of A$28,579 reflecting higher average cash and cash equivalent balances held during the six months ended December 31, 2013.
Fair value gained on deferred consideration

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$383,933	A$—	A$383,933	N/A

The fair value gain on deferred consideration of A$383,933 (2012: A$0) is the reversal, due to early settlement, of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC. (‘‘Howmark’’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi.
MOKO’s settlement with Howmark occurred in October 2013.
Expenses

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$11,153,440	A$7,802,640	A$3,350,800	42.9%

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing services, (ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.
Costs of providing services

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$3,473,028	A$2,562,461	A$910,567	35.5%

For the six month period to December 31, 2013, costs of providing services related to the operating segments of Mobile Social of A$203,885 (USD$182,049), Mobile Advertising of A$1,306,607 (USD$1,166,726), Mobile Content of (A$24,974) (USD$22,299) and Mobile Commerce, due to an acquisition in the period of A$1,987,446 (USD$1,774,591).
The increase in costs of providing services in the period against 2012, reflects the increase in revenue and different operating segment contributions. Cost of services for the period includes license fees for exclusive access to the IM Leagues platform for REC*IT of A$560,094 (actual of USD$510,000) (2012: A$0) for which revenues were not earned during the period.
Selling, general and administrative expense

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$7,241,040	A$3,297,105	A$3,943,935	119.6%

For the six month period ended December 31, 2013, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in its business operations and commensurate cost base. Particularly large increases versus the 2012 interim period were as follows:

— Legal and professional fees:   an increase of A$745,981 (USD$666,086) or 114.8% from A$649,552 (USD$579,985) in 2012 to A$1,395,533 (USD$1,246,071) for the period primarily related to high levels of legal, corporate and business advice, for the increased activity levels in the U.S.A. around a potential U.S. public offering and NASDAQ listing, corporate structuring and the growth of Customized Mobile Social Advertizing projects, such as REC*IT. In addition, accounting, audit, company secretarial, and financial and investment communications and engagement fees (particularly from within the United States of America) all increased relative to the 2012 comparative period.
— Share based payments:   an increase of A$2,806,017 (USD$2,505,493) or 1028.40% from A$272,844 in 2012 to A$3,078,861 for the current period due mostly to the increased use of share based remuneration to Directors of A$2,688,637 (including Mr. Hauser’s compensation for services rendered as a consultant, due to his Board appointment on February 1, 2014 as A$114,723).
— Marketing expenses:   an increase of A$375,911 (USD$335,651) or 229.5% from A$163,799 in the 2012 comparative period which included expenses for the Mobile Commerce segment of A$524,698 from the Deals-I-Love acquisition (2012: A$0). In 2012 the marketing expenses related mostly to the Mobile Social segment; however this has since been de-prioritized by management.
— Finance costs:    a decrease of A$23,174 (USD$20,692) from A$27,014 in the 2012 period to A$3,840 (USD$3,429) in this period due the repayment of the revolving note debt facility on July 1, 2013.
— Employee benefits expenses for the period was largely consistent to the prior comparative period, increasing by A$44,153 (USD$39,424), or 3.2%, from A$1,380,649 to A$1,424,802 (USD$1,272,206) reflecting similar average headcounts across the Company, albeit that the decreases from Mobile Social due to terminations and layoffs in late 2012 were offset by increases in Mobile Commerce and Mobile Advertising segments in the 2013 period.
Depreciation and amortization

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$439,372	A$470,659	(A$31,287)	(6.6%)

Impairment of goodwill

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$—	A$1,472,415	(A$1,472,415)	n/a

No impairment charges were recognised in the period (2012: A$1,472,415). The prior period impairment related to the write-down of the previously unrecoverable carrying value of assets for mBuzzy of A$772,675 (USD$689,922) (now disposed) and All Night Media Limited (not operating) of A$699,740 (USD$624,798).
Income tax benefit

Six Months Ended December 31, 2013	Six Months Ended December 31, 2012	Increase (Decrease)	% Change
A$1,082,953	A$898,349	A$184,604	20.5%

The current period tax benefit increased by A$184,604 (USD$164,833) from the receipted research and development tax cash rebate of A$1,082,953 (USD$966,969) (2012: A$898,349).

Liquidity, Financial Position, and Capital Resources
Working Capital
The following table summarizes our cash and cash equivalents, accounts receivable and working capital for the periods indicated:

As of December 31, 2013
	Actual	Pro-Forma[1]
Cash and cash equivalents	A$4,872,871	A$12,345,805
Trade receivables, (net of allowances for doubtful debts)	A$486,496	A$486,496
Working capital (current assets less current liabilities)	A$3,153,888	A$10,626,822

1
  The pro-forma information in the table above reflects the net proceeds of an equity raising of 38,100,000 ordinary shares for an A$8,001,000 in gross proceeds, before share issue costs of A$528,066, which was completed in April 2014.
Our cash and cash equivalents at December 31, 2013 were held for working capital purposes. We do not enter investments for trading or speculative purposes. Accordingly, our cash and cash equivalents are primarily invested in demand deposit accounts with high-grade financial institutions and currently provide only minimal returns.
Sources of Liquidity
To date, we have funded our operations principally through:
•
  an initial public offering in Australia on the ASX;
•
  private placements or rights issues of our fully paid ordinary shares;
•
  issuing equity-linked securities such as convertible notes;
•
  taking unsecured loans including from related parties, and
•
  having a revolving credit facility for our U.S. operations.
We have also benefited to a limited extent from the exercise of share options although we expect to do more in the future, as such securities are exercised by holders.
Since our inception (giving effect to the sale of 38,100,000 ordinary shares) we have raised a total of A$33.4 million, net of costs and expenses, from the issuance of fully paid ordinary shares through an initial public offering in Australia and numerous subsequent private placements or rights issues. As of December 31, 2013 our consolidated cash and cash equivalents were A$4,872,871 ($4,350,987).
We currently hold no outstanding debt having repaid a previously outstanding USD$850,000 revolving credit facility in July 2013 and MOKO’s significant forward commitments relate only to operating lease payments, which are payable within less than one year, and total $202,868. There are no forward capital commitments.
The expected proceeds from this offering combined with the existing pro-forma cash and cash equivalents are expected to provide sufficient working capital for MOKO for the next twelve months, which we expect will enable MOKO to execute its Customised Mobile Social Advertising strategy and move to profitable and positive cash flow generating operations. However, in the event of delays or the eventuality of other business risks that adversely affect the results from future operations, we are confident that MOKO would be able to raise new equity or debt funding, similar to the ways in which it has previously done so.
However, should we be unable to do so, there will be a material uncertainty which casts substantial doubt over the ability of the Consolidated Entity to continue as a going concern, consistent with the notation in the audit report of our independent registered public accounting firm, BDO East Coast Partnership, at page F-2.

Operating and capital expenditure requirements
Our future working capital requirements will depend on many factors, including the rate at which new projects are activated, and the commercialization and monetization success of existing projects within the Customized Mobile Social Advertising strategy. The corresponding amount and timing of our investments in personnel, operating infrastructure and capital equipment as well as the timing and extent of our introduction of new products and product enhancements will further vary our working capital requirements. If our cash and cash equivalents balances and cash flows from operating activities are insufficient to satisfy our liquidity requirements, we may need to raise additional funds through equity, equity-linked or debt financings to support our operations, and such financings may not be available to us on acceptable terms, or at all. We may also need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies, assets or products. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing will be dilutive to our shareholders.
Historical cash flows
The following table sets forth our cash flows for six month period ended December 2013 and 2012 and for fiscal 2013 and 2012:

	Six Month Period ended December 31,			Year ended June 30
	2013		2012	2013		2012
Cash flows used in operating activities	A$(2,023,848)	$(1,807,094)	A$(976,677)	A$(1,768,876)	$(1,579,429)	A$(3,330,712)
Cash used in (provided by) investing activities	A$(648,253)	$(578,825)	A$(1,258,762)	A$(1,785,110)	$(1,593,925)	A$661,679
Cash provided by financing activities	A$4,966,958	$4,434,997	A$1,956,123	A$4,496,858	$4,015,245	A$2,392,800

Cash Flows from Operating Activities
Cash flows used in operating activities is primarily influenced by the number of customers or users engaging with our products or services and by the amount of cash we invest in pursuit of growth, personnel and infrastructure to support the anticipated growth of our business. Cash used in operating activities has typically resulted from net losses and from changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accounts payable and accrued expenses, adjusted for non-cash and non-operating expense items such as depreciation and amortization, goodwill impairment, gains or losses on acquisitions and disposals and share-based compensation.
In the twelve months ended June 30, 2013, net cash used in operating activities was A$1,768,876 (USD$1,579,429) and consisted of a net loss of A$6,278,079 (USD$5,605,697), A$4,624,572 (USD$4,129,280) in adjustments for non-cash and non-operating expense items, which was partially offset by adjustment for a non-cash revenue item of A$1,829,653 (USD$1,633,697) and A$1,714,284 (USD$1,530,684) of cash provided by working capital. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of A$1,161,869 (USD$1,037,433), goodwill impairment of A$1,487,137 (USD$1,327,865), share-based payments and related costs expense of A$434,743 (USD$388,182), a loss on disposal of discontinued operations of A$761,020 (USD$679,515) and foreign exchange differences of A$586,125 (USD$523,351). The non-cash revenue item represented a fair value gain on deferred acquisition consideration where a liability value no longer required has been previously recognized. The working capital cash provided was largely the result of a decrease in trade and other receivables of A$2,119,368 (USD$1,892,384) which was partially offset by a decrease in payables of A$590,960 (USD$527,668).
In fiscal 2012, net cash used in operating activities was A$3,330,712 and consisted of a net loss of A$2,432,246, A$820,390 in adjustments for non-cash and non-operating expense items partially offset by an acquisition gain of A$454,910 and a working capital usage of A$1,263,946. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of A$329,595, share-based payments and related costs expense of A$369,407 and a fixed asset write-off of A$97,103. The A$1,263,946 decrease in cash resulting from changes in working capital primarily consisted of an increase in trade and other receivables of A$779,337 and a decrease in payables of A$716,732.
Net cash used in operating activities for the half-year period ended December 31, 2013 was A$(2,023,848) (USD$(1,807,094)), an increased usage of A$1,047,171 (USD$935,019) compared to the prior comparative period of A$(976,677). The result included the receipt of a research and development income tax cash rebate of A$1,082,953 (USD$966,969) and an export market development grant of A$150,000 (USD$133,935).
The decrease in operating cash flow for the current half year is attributable to an increased cost base from growing our investment in personnel, operating infrastructure and capital equipment in the U.S.A., and to the discontinued operations of the disposed, Mobile Content business, Antiphony Management Holdings Group (‘AMH’) that operated in the prior comparative United Kingdom in the six month period for to December 31, 2012 and generated an operating cash flow result of A$1,095,027.
The trend for MOKO to have a net use of cash as a result of its operating activities is expected to remain and may increase while the Company pursues the goals of its Customised Mobile Social Advertising business plan. In the short term, it is expected to be necessary to increase project expenditures on technical development resources and sales and marketing resources particularly, which will result in larger operating cash outflows. In addition, customer receipts may trail the expenditure outflows for the development and implementation of the mobile community project applications (which MOKO typically expects to provide for free to its community partners) by periods of between six to twelve months, and this may result in future operating cash flow usage being larger than historical results.
Furthermore, given the realization of customer receipts will reflect MOKO’s successes across multiple business risks in the new business stream of Customised Mobile Social Advertising, the historical results may not reflect future outcomes. Receipts from customers may differ adversely to the historical results and anticipated outcomes, which may further increase the size of operating cash flow usage.
Cash Flows from Investing Activities
In the twelve months ended June 30, 2013, net cash used in investing activities was A$1,785,110 (USD$1,593,925) and consisted of payments for the acquisition of OfferMobi of A$1,444,760 (USD$1,290,026) which net of cash acquired for the acquisition of OfferMobi and All Night Media Limited was A$1,352,620 (USD$1,207,754), and the disposal of the operating entities of the Paper Tree Limited group of A$342,636 (USD$305,940). Purchases of property, plant and equipment was A$89,854 (USD$80,231) and historically has not formed a major component of investing cash outflows.
In fiscal 2012, the net cash inflow from investing activities was A$661,679 which included the cash acquired in the Paper Tree Limited group, of A$839,608. Payments for property, plant and equipment was A$177,929.
Net cash used in investing activities for the half-year period ended December 31, 2013 was (A$648,253) (USD$578,825), a decreased usage of $610,509 (USD$545,123) compared to the prior comparative period of (A$1,258,762). Notably, payments for acquisition of business were significantly lower at A$443,955 than in the comparative period of A$1,312,417, which included an initial acquisition payment to OfferMobi of A$945,358 (then USD$1,000,000) in August 2012 in addition to the quarterly deferred payments.
The half-year period ended December 31, 2013 also included the receipt of A$109,493 (USD$97,766) in sale proceeds from disposing of mBuzzy and payments of A$339,996 (USD$303,582) to complete the disposal of the AMH Group, after it experienced a downturn in operating performance in the forth quarter of 2012 and the first quarter of 2013, before being disposed, in April 2013.
Historically, given the high rate of internal asset generation, investing expenditures on assets has been relatively low, other than by acquisition. This trend may discontinue as MOKO’s customized mobile social advertising business plan gains traction as increased headcount and volumes of data under management are expected to mandate larger capital investment expenditures, particularly on information technology infrastructure.

Conversely, where historically investing activity expenditures for acquisition consideration has been relatively high, this trend may discontinue if no new acquisition activity is undertaken by MOKO as a result of focusing the available cash and cash equivalent resources on the intended execution of the customized mobile social advertising business plan.
Cash Flows from Financing Activities
Our financing activities have consisted primarily of the issuance of fully paid ordinary shares and for the fiscal year ended June 30, 2013 included proceeds from borrowings including convertible notes, unsecured loans and a revolving note debt facility.
In fiscal 2013, net cash provided by financing activities was A$4,496,858 (USD$4,015,245) represented by net proceeds from the issue of ordinary shares of A$3,227,293 (USD$2,881,650) and proceeds from borrowings of A$1,269,565 (USD$1,133,595) (which has been fully repaid subsequent to the statement of financial position date).
In fiscal 2012, net cash provided by financing activities was A$2,392,800 represented by net proceeds from the issue of ordinary shares.
For the six month period to December 31, 2013, net cash provided by financing activities was A$4,966,958 (USD$4,434,997), an increase of A$3,010,835 or 153.9% over the prior comparative six month period, at A$1,956,123. Net proceeds from the issue of shares (after share issue transaction costs) were A$6,085,155 (USD$5,433,435), an increase of A$5,133,597 or 539.5% from the prior comparative period.
The revolving note debt facility was repaid during the six month period to December 31, 2013 and after which, MOKO had no debt outstanding other than an unsecured loan payable to a related party of $105,699.
Contractual Obligations
As of June 30, 2013, our contractual obligations and other commitments were as follows:

Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Equipment lease	A$21,485	A$21,485	—	—	—

Effects of Inflation
Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.
Critical Accounting Estimates and Judgments
Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 1 to our consolidated financial statements beginning on page F-1 for a description of our other significant accounting policies.
Share-based payment transactions
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables
The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.
Fair value and hierarchy of financial instruments
We are required to classify financial instruments, measured at fair value, using a three level hierarchy, being:
Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgment is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.
The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.
Estimation of useful lives of assets
We determine the estimated useful lives and related depreciation and amortization charges for our property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill and other indefinite life intangible assets
We test annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1 to our consolidated financial statements beginning on page F-1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows. All cash generating units have been deemed recoverable and not at risk.
Long service leave provision
As discussed in note 1 to our consolidated financial statements beginning on page F-1, the liability for long service leave is recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.
Business combinations
As discussed in note 1 to our consolidated financial statements beginning on page F-1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

Recent Accounting Pronouncements
As discussed in Note 1 to our consolidated financial statements beginning on page F-1, the financial statements included in this prospectus have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).
The following accounting standards and interpretations are applicable for the first time at June 30, 2014 and are not expected to have any significant impact on changes to existing accounting policies.

Australian Accounting Standard Number	Title	Issue Date	Operative Date (Annual Reporting Periods beginning on or after)
10	Consolidated Financial Statements	Aug 2011	1 Jan 2013
11	Joint Arrangements	Aug 2011	1 Jan 2013
12	Disclosure of Interests in Other Entities	Aug 2011	1 Jan 2013
13	Fair Value Measurement	Sep 2011	1 Jan 2013
119	Employee Benefits (September 2011)	Sep 2011	1 Jan 2013
2011-9	Amendments to Australian Accounting Standards — Presentation of Items of Other Comprehensive Income [AASB 1, 5, 7, 101, 112, 120, 121, 132, 133, 134, 1039 & 1049]	Sep 2011	1 July 2012
2012-5	Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle [AASB 1, AASB 101, AASB 2010-7, AASB 2011-7, AASB 2011-8]	Jun 2012	1 Jan 2013
2012-9	Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039	Dec 2012	1 Jan 2013

The following accounting standards and interpretations have been issued but are not yet effective and are not expected to have any significant impact on changes to existing accounting policies. Australian Accounting Standards (including IFRS not yet issued as Australian Accounting Standards).

Australian Accounting Standard Number	Title	Issue Date	Operative Date (Annual Reporting Periods beginning on or after)
9	Financial Instruments	Dec 2010	1 Jan 2015
1053	Application of Tiers of Australian Accounting Standards	Jun 2010	1 July 2013
2010-2	Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements	Jun 2010	1 July 2013
2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure [AASB 124]	July 2011	1 July 2013
2013-3	Amendments to AASB 136 — recoverable Amount Disclosures for Non-Financial Assets	Jun 2013	1 Jan 2014

BUSINESS
Overview
We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales in Australia in 2004. During the following eight years, we expanded beyond Australia to the United Kingdom, United States and parts of South-East Asia, leveraging our platform’s proprietary network architecture with a range of capabilities, including Customer Relationship Management (CRM), Data Mining, Moderation (censorship), Billing, Advertising Placement, Performance Monitoring, and Content Management. We believe that our current platform, which was built both through in-house development and by means of acquisition and integration of complementary intellectual property, represents technology that is potentially applicable to numerous social communities while being scalable within those communities.
In 2012, we made a strategic shift away from accessing a user base via third parties (involving revenue sharing agreements and other factors that rendered our business model unprofitable) to providing customized mobile social community platforms to large organized groups that need to share content and to interact efficiently with their members on a regular basis. These customized mobile platform solutions are developed entirely by us and then distributed at no charge to these groups and their members, in return for certain exclusive access and for advertising rights. We plan to commercialize these products with premium targeted mobile advertising.
We believe that we are different from traditional online social media because we build highly tailored mobile community applications that generic social networks generally do not. Our technology platform has been designed to enable a high degree of flexibility, permitting us to design and build customized applications. Social communities we have secured to serve through contractual relationships include those of U.S. university intramural sports participants, U.S. running enthusiasts, and participants in progressive politics. Our technology presently is represented by three products: REC*IT, which has completed alpha and beta testing and RunHaven and “Blue Nation Review, both of which are at early stages of development.
REC*IT.   REC*IT is a mobile application we designed and are developing as a student tool for U.S. colleges and universities. REC*IT represents our most mature application with respect to its development; we are currently in a first phase of pilot testing and have a fully elaborated development roadmap to enable market introduction beginning August 2014 in time for the 2014/2015 academic year. In March 2013, we entered an exclusive agreement with American Intramural Sports Group LLC (“AISG”) with an initial three-year term (with the possibility of extension and earlier terminable in certain circumstances). AISG has expertise in providing opportunities for colleges, students and sponsors to benefit mutually through sports, recreation and fitness-related promotional activities on more than 200 colleges across the U.S. The agreement with AISG is for us to work jointly to develop our REC*IT product. In the event AISG sought to terminate our exclusive agreement prior to the completion of the initial three year term, we would seek to replace its portfolio of colleges and universities with other REC*IT participants or to launch REC*IT at such colleges and universities in a manner that would not violate the non-solicitation provisions that apply to us for 18 months following such termination. In October 2013, we entered an exclusive three-year agreement (with the possibility of extension) with IM Leagues (“IML”) who operates the imleagues.com sports website used by recreational and intramural sports departments in more than 700 colleges and universities across the U.S. Pursuant to this agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds for the purposes of populating the REC*IT App. The significance of the exclusive mobile rights to IML’s information about intramural activities on the campuses covered by IML is that REC*IT will be the only mobile App that will provide students with this information.
The REC*IT mobile application is being developed for students interested in intramural sports, fitness, and other leisure activities on campus, and includes a variety of social features and tools, such as the ability to check team activities, schedules, player standings, scores, individual performances, and to post photos and other content related to campus sports, recreational and leisure activities. REC*IT will also enable students to share information and content via social network applications such as

Facebook and Twitter. An initial pilot version of REC*IT was made available in the iTunes App Store for George Washington University in March 2014. The pilot phase is scheduled to include approximately 20 campuses through by the end of May 2014 and is targeting student usage behaviors and technical stability. Although the purpose of the pilot phase is not to generate revenue, advertising is now live within the REC*IT App with advertisers including Nike, Under Armour, Irish Spring and Jelly Belly Sports Beans. Subject to the successful completion of this pilot phase, we expect to introduce the REC*IT platform to more than 700 colleges and universities with a combined enrolled population of approximately 10 million students in time for the school year beginning August 2014. Actual revenue from REC*IT will be subject to many factors, including but not limited to the level of adoption by the students, continuing usage, advertising demand and rates. To date we have not derived any revenues from REC*IT and do not expect any meaningful revenue until the fourth quarter of 2014 at the earliest.
RunHaven.   In December 2013, we announced plans to develop RunHaven, a proposed mobile digital community for running enthusiasts in the United States. According to the Sport & Fitness Industry Association, 51,450,000 individuals were designated as running participants in 2012, and in 2013, a total of 26,370 running events were scheduled to occur. It is proposed that RunHaven will be a “go to” destination that will enable runners to find, research, register for, and book travel to races around the country. It is intended that the platform will also be designed to offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our RunHaven partners include Bill Reifsnyder, a former professional road racer and former Head of U.S. Sports Marketing at adidas, and Virtual Roster, a registration and database management company that provides services to U.S. road races. We intend that Virtual Roster will serve as a launching point for the RunHaven brand. At April 2014, the development of the RunHaven App is still in the design phase. We do not expect to be generating any revenue from RunHaven until after product launch, likely not until the middle of 2015.
“Blue Nation Review.”   We have entered into an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop a third App to be known as Blue Nation Review, which will be a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. According to the U.S. Census Bureau, 153 million people registered to vote in 2012, and 57% voted in the last presidential election. Moreover, expenditures outside of traditional political party channels are substantial; in the 2012 election cycle, 1,310 SuperPACs spent more than $609 million, according to opensecrets.org. This mobile political portal is intended to provide a hub for political news and conversation, and may enable the creation of sub-committees and groups around specific issues or political campaigns. As of April 2014, an alpha site of the Blue Nation Review App has been completed and is undergoing testing. We do not expect to be generating any revenue from Blue Nation Review until after the product is launched later in 2014.
In July 2013, MOKO acquired a 51% controlling interest in Deals I Love (Australia) Pty Limited (“DIL”), an Australian based online, flash sales and e-commerce product sales business. DIL sells internationally and domestically sourced merchant products to customers across the internet and mobile interfaces through its website, www.dealsilove.com.au. The purpose of this acquisition was to build a better understanding of mobile commerce and its possible application to the REC*IT user base.
For the year ended June 30, 2013 and the six months ended December 31, 2013 (and including 100% of the results of DIL within the consolidated figures), we generated revenue from our continuing operations of $5.38 million and $3.72 million, a loss before income tax expense from continuing operations of $(5.09) million and $(5.64) million and EBITDA of $(3.96) million and $(5.27) million, respectively.
During the reported periods, MOKO’s continuing operations comprised the following operating segments:
•
  Mobile Advertising
•
  Mobile Social
•
  Mobile Content; and
•
  Mobile Commerce (from the Six Months Ended December 31, 2013)

Mobile Advertising — MOKO’s proprietary U.S. mobile performance advertising network historically has primarily consisted of working with performance based advertisers seeking specific audiences for offers and with publishers to identify optimal advertisements or offers for their audiences. This business started in the 2013 fiscal year and is significant to MOKO’s business, financial results and intentions.
Mobile Social — MOKO’s proprietary mobile social networks and community and chat products of MOKO’s proprietary mobile social networks and community and chat products within Australia, the U.K. and U.S. The Mobile Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Content — MOKO’s U.K. division that bundles and sells entertainment products direct to mobile on a pay as you go basis. This business line was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and cessation before a re-focus on Customized Mobile Social Advertising in the U.S. market.
Mobile Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, Deals-I-Love (“DIL”) which sells merchant products to customers through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Under the terms of the acquisition, MOKO was granted a call option to acquire the remaining 49% of DIL of the following key terms:
•
  Exercisable from 12 months after acquisition until January 31, 2016;
•
  Subject to variation by mutual agreement;
•
  Subject to termination due to default by either party or by mutual agreement;
•
  Purchase price determined by reference to a formula of 49% x (1 minus an applied discount rate) multiplied by the greater of either 3 multiplied by (Gross Margin x 0.75 plus EBITDA x 0.25) or fair value as agreed by the parties.
The acquisition was made to grow DIL’s overall market share of the total Australian, online flash sales business and to grow our e-commerce capability while assessing its possible application to the REC*IT user base. Further information on DIL is included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this prospectus.
The consolidated revenue generated in continuing operations, by operating segment, for the six months ended December 31, 2013 and the year ended June 30, 2013, follows:
Consolidated — Six Months Ended December 31, 2013

	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Total
Sales to external customers (A$)	1,083,332	401,260	(30,945)	2,712,696	4,166,343
Sales to external customers ($USD)	967,307	358,285	(27,631)	2,422,167	3,720,128

Consolidated — Year Ended June 30, 2013

	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Total
Sales to external customers (A$). . . . .	4,400,611	1,251,864	368,118	—	6,020,593
Sales to external customers ($USD)	3,929,305	1,117,789	328,693	—	5,375,787

Industry Background and Market Opportunity
Mobile digital advertising is a large and growing industry. The industry is predicated on a very simple value proposition: mobile advertising pays for the development and implementation of tools and games that mobile device users desire, while providing advertisers access to potential customers.

Because different tools and games (applications or “apps”) may be used by populations with distinct demographic characteristics, advertisers or their agents can broadly direct their message to the people they hope to reach, essentially in the same manner that, for example, a manufacturer of cutlery may choose to advertise in a cooking magazine. Some digital companies like Facebook and Google have a sophisticated understanding of the characteristics of their end-users and therefore can direct advertising with great precision. The unprecedented level of direct consumer access now available through mobile devices is transitioning traditional advertising dollars, including print, radio, and TV, to the mobile channel. According to Magna Global, total mobile advertising spend in the U.S. alone is expected to reach $13.4 billion in 2017 from $3.4 billion in 2012, representing a compounded annual growth rate of 31.8% per year. Several factors are expected to contribute to this growth, including the following:
•
  There has been a dramatic increase in the number and functionality of mobile devices.   Increased functionality, efficiency, and economic feasibility continue to drive user adoption of connected mobile devices. Smartphones and tablets, in particular, offer users perpetual Internet access and greatly influence the way users consume media. In conjunction with the expansion of 4G networks, smartphones are expected to represent 58% of total cell phone subscribers nationally by the end of 2013. Similarly, tablets, while only three years from their formal introduction to the market, are expected to ship 263 million units worldwide in 2014 according to statistics published by Gartner, nearly surpassing expected worldwide 2014 PC shipments of 282 million.
•
  Users spend an increasing portion of their time on mobile platforms at the expense of time spent on traditional personal computer, print, radio, and TV-based channels, which will likely lead to an increase in the mobile advertising spend.   Digital content is becoming increasingly accessible via mobile devices. Entertainment, e-commerce, and personal finance, among other activities, are all available at a click of a button. According to eMarketer, in 2012, users spent 12% of their time consuming media via their mobile device, up from 10% in 2011. Mobile represented 3% of total advertising spend in these categories in 2012, up from 1% in 2011. We believe that continued adoption of smart devices, coupled with increasing accessibility of mobile data and time spent on mobile devices, will lead to overall growth and more evenly distributed advertising expenditures.
•
  There has been a general increase both in the number of applications for mobile devices and in the number of developers of such applications.   The popularity and accessibility of social media, gaming, and e-commerce on mobile devices has driven an increase in both mobile applications and mobile application developers. Ranging from entrepreneurs to corporations, the market recognizes the opportunity in mobile, and its ability to target its users and customers precisely. According to Mobilewalla, at the end of 2011, there were nearly one million applications available across the four major smartphone platforms (iOS, Android, BlackBerry, and Windows), with the number increasing at a rate of 2,000 applications per day. In mid-2013, Apple and Google both announced surpassing the one million available application mark on their iOS and Android platforms, respectively.
Some electronic platforms such as Facebook have positioned themselves as tools for social communities, in most cases by providing a service that organizes and defines a previously diverse and unorganized array of community relationships. However, many social communities exist that are already tightly defined and have needs that are not adequately met by current mobile platforms. Such predefined social communities represent the target audience for us and our custom applications.
These existing social communities have certain recognizable characteristics, which include the following:
•
  The community possesses essential information that all members of the group need, which often, but not always, is disseminated from a central node;
•
  Typically, the group currently uses web-based systems that are not designed to be portable and thus are inconvenient to use on mobile devices;
•
  Group members are united by an interest in a particular activity or pursuit, for example, by political inclination or a sporting activity, and thus naturally represent a definable demographic audience for advertisers; and

•
  Group members likely would value enhanced social features, such as chatting, peer-to-peer and member-to-group postings, which are not provided by current web-based systems and could be included in a mobile app.
Our Strategy
Our strategy is to provide mobile social community platforms to large organized groups that need to share content and interact efficiently with their members on a regular basis. We then plan to commercialize these platforms with premium targeted mobile advertising.
We target large groups that satisfy several key criteria:
•
  Target partners must possess a large membership or user-base that has coalesced around a specific suite of information or content;
•
  Information or content is needed by members of the group for participation in the group, which motivates them to access this information or content frequently;
•
  Ideally the information or content is not available elsewhere;
•
  Members of the group want or need to share this information or to interact with other members of the peer group; and
•
  There is a parent body or central administrator that we can engage to define the organization’s needs and to enter into contractual relationships giving us exclusivity with respect to mobile applications within the community.
Once these factors have been reviewed and deemed to satisfy the core criteria, we must also be in a position to secure exclusivity to access the content and the right to advertise to the membership via our mobile app. We refer to our activities centered on the identification, engagement, and partnering of a social organization as business development, and we have a dedicated team focused on such activities. The business development team, in concert with representative of the social group, will assess the specific needs of the organization and will outline the minimal specifications of the bespoke app required. The following points summarize the structure of the app that we would then develop:
•
  A high degree of customization to suit the needs of the partner and its audience/membership;
•
  Integration of social features and tools;
•
  Potential to be repurposed in whole or part to other sub-groups; and
•
  Capability to be wrapped in custom “skin” when the partner’s social group represents a constellation of component subgroups, such as different universities within a multi-university consortium.
After the specifications of an app are defined, our technical and product development team creates the app using our proprietary network architecture to facilitate development. After launch, our sales team can then monetize the new customized mobile app via a blend of mobile advertising models, including:
•
  The sale of advertising on a sponsorship basis within sections or across whole application; and
•
  The sale of advertising across a hybrid of the existing marketplace ad types, including:
•
  CPM — cost per thousand page views (most common for basic banner ads); and
•
  CPA — performance-based ad placement such as “cost-per-click” or “cost-per-acquisition/action.”
Our sales team sells or intends to sell the advertising either directly to the advertising client or through agencies or brokers such as Millennial Media or MoPub. We anticipate advertising will represent our principal source of revenue in future periods, and we expect in some circumstances we will share revenue with the contracted social organization in exchange for exclusivity. However, in all current contractual arrangements we maintain all or a great majority of advertising revenue, and we intend to do so in future contracts.

We believe that these highly segmented and profiled audiences that are using the customized mobile apps will command premium pricing because of the transparent composition of the audience and its relevancy to a particular advertiser. Moreover, due to the nature of the content and the app itself functioning as a tool rather than as a toy, we believe the users will be considered a premium audience, compared to random users that might be viewing ads within a game or news app.
Business Development Structure and Pipeline
We have a dedicated business development team operating under the direction of our Chief Executive Officer.
Our pursuit of new partnerships or projects is governed by four main criteria:
•
  Large incumbent user group or membership base (minimum expectation of 500,000 members);
•
  Unique content or information that these members need to access;
•
  Frequency of activity and access to that information/content; and
•
  Information/content that is not readily supplied or available from alternate sources easily.
Once the above initial criteria have been met, there must also be the opportunity to secure the partnership on an exclusive basis so that we can benefit from the advertising revenues to be generated in connection with developing a customized mobile app for the community.
Given the specific criteria that we have set for our target business development partnerships, we expect that the potential targets would number only a few hundred relevant candidates. Within that relatively small group, our business development team initially intends to focus on the 50 targets we deem most attractive based on the criteria described above.
In 2013 and 2014, we closed four development agreements (with American Intramural Sports Group LLC, with IM Leagues LLC, with Mr. Jimmy Williams, and with certain running industry veterans as discussed below under “Sales, Marketing and Key Customers”) that meet our business development criteria. Additionally, we have an existing pipeline of target partners. We have advanced to commercial negotiations with some of these target partners, and we are at early stages of inquiry or discussion with others.
Our Technology Platform
The Moko Social Media platform is a base set of proprietary source code, services, infrastructure and administrative tools that allows us to build customized applications for each project. The platform has been built with extensibility and customization in mind to reduce maintenance requirements and to shorten development timelines for new projects.
As our product suite grows, the platform will allow us to efficiently roll out new features and services to other applications or to the entire suite of products.
Currently all services are hosted at Rackspace datacenters using a hybrid of cloud and dedicated servers. Rackspace also provides support for all of our server infrastructure (both cloud and dedicated).
The cloud segment allows rapid deployment to permit on demand capacity and a more cost effective solution (as compared to dedicated hardware). Most of our services are hosted in the cloud and we expect to scale our operations in the cloud as we require increased capacity.
The dedicated segment contains networking, database and storage facilities. This arrangement gives us full control over networking and security aspects of the environment. Both segments are able to communicate based on security policies set by us. Database and storage facilities are shared between our products to maximize cost effectiveness.
Competition
We are focused on specific and exclusive agreements to develop our apps and mobile community platforms, and we do not know of any direct competitor with a similar objective. We are, however, aware that there are other companies looking to enter the college intramural mobile App space, although these other companies typically seek to sell schools an “enterprise solution” for a fee, rather than MOKO’s model of providing the App and platform for free with compensation in the form of mobile advertising. For those colleges and universities covered by the IM Leagues agreement, we also enjoy an exclusive grant of rights during the duration of that agreement with respect to the data feeds that would be necessary to make any similar intermural sports App functional.
We also could face competition from companies that develop software for mobile devices and may seek to develop mobile apps for communities other than college and university intramural sports that we will target, although we expect they would do so for an upfront payment for their services rather than exclusive advertising rights. In addition, we face indirect competition from social networking platforms generally, such as Facebook, Twitter or LinkedIn.
We also will have general competition in the market place potentially from companies that focus on tailored digital communities that are seeking to monetize that audience with mobile advertising or mobile commerce. Examples of such companies are Sugar Publishing, Meredith Media, and Glam Media. Each of these companies targets interest groups and provides websites that also may be made available via mobile devices. With respect to advertising sales, our indirect competitors and others may solicit the same or similar advertisers that we might also seek, and therefore they will be in competition with us for the advertiser’s marketing spend. Many of these competitors are better capitalized than we are, which could give them a competitive advantage.
Corporate Organization and History
We have been a publicly traded company on the ASX since 2007. MOKO has two operating subsidiaries: MOKO.mobi, Inc. (“MOKO US”) and Deals-I-Love (Australia) Pty Ltd. (“DIL”).
MOKO US is 100% owned by us and its current business is the business strategy and marketing operations of the Customized Mobile Social Advertising (CMSA) projects within the Mobile Advertising operating segment. It is our single U.S. corporate vehicle and as such employs and administers all U.S. staff including the sales and technical staff working on OfferMobi’s activity within the Mobile Advertising operating segment, which includes CMSA business.
DIL was recently acquired and is 51% owned and is controlled by our company. DIL is a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business. DIL sells merchant product to customers that is sourced internationally and domestically through its website, www.dealsilove.com.au in Australia. We purchased DIL to expand its market share within Australia and to investigate the possibility of international expansion.
Sales, Marketing and Key Customers
Our sales, marketing and business development teams are principally based in New York, NY and are headed by our Chief Revenue Officer. Additionally in Australia, there is a sales and marketing team of five full-time equivalent staff in relation to mobile commerce. In Australia, the Senior Vice President of Business Development and our CEO, provide strategic direction, guidance and support to the sales and marketing effort out of Perth, Western Australia.
Our advertising and affiliate marketing business, “OfferMobi”, is based in New York and is integrated as part of our customized mobile social advertising business development strategy. Our key existing brands include REC*IT, RunHaven, and BlueNationReview.com, and our primary operational team has offices in Alexandria, Virginia. Our key customers for the REC*IT app are IML and AISG, which operates American Collegiate Intramural Sports (“ACIS”). Our partners for RunHaven include Bill Reifsnyder, Virtual Roster, and ProVentures, and our partner for Blue Nation Review is Mr. Jimmy Williams.
IML
On October 10, 2013, we entered into an exclusive agreement with IML. IML operates the imleagues.com sports website used by recreational and intramural sports departments in more than 700 colleges and universities across the U.S. The IML website offers a suite of tools from online signup to comprehensive scheduling required to manage college intramural leagues. Pursuant to the agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds in exchange for fees that vary generally based on the number of participants in the IML portfolio that implement REC*IT. The agreement includes an initial three-year term of exclusivity, which may be extended at the option of IML for an additional term of a duration to be mutually agreed upon, and obligates us to maintain, to develop, and with the assistance of IML, to promote REC*IT free of charge to all the colleges and universities in the IML portfolio. We are also responsible for the development, pricing and inclusion of mobile digital advertising, which we plan to manage through our U.S. mobile advertising division. IML is entitled to a minority share of the revenue generated from the IML portfolio colleges.
We have completed the main REC*IT application development and we are presently working with IML to integrate its data streams for the testing phases. We anticipate the beta phase to be completed by the end of the first quarter of 2014. Next, in the second quarter of 2014, we expect to conduct pilot phase testing at 20 U.S. universities. Subject to the successful completion of the pilot phase, we are planning to roll out REC*IT to more than 700 colleges and universities in time for the beginning of the new school year in August 2014. As part of the preparation for the launch of the REC*IT app, we have conducted focus groups at George Washington University and Georgetown University, two large U.S. universities. We believe that the focus group responses were positive and indicated support for the product features offered by REC*IT.
AISG
On March 6, 2013, we entered into an exclusive development agreement with AISG. The term of the agreement is for an initial three years — earlier terminable in certain circumstances — and will automatically be extended by one year, after the third and each successive anniversary of the expiry of the three-year term, unless either party seeks to terminate.
AISG is an organization that provides opportunities for colleges, students, and sponsors to benefit mutually through sports, recreation and fitness-related promotional activities on more than 200 college campuses across the U.S. It is expected that the Mobile Intramural Sports Network service and platform (MISN) will be jointly developed by us and AISG and is intended to include a variety of social features and tools including the ability to register for team activities, check schedules, player standings and scores, individual performances and post photos and content related to collegiate intramural sports. The plan is that the MISN will also enable students to share the information and content with their other social network applications, such as Facebook, Twitter, Instagram and Pinterest.
AISG has developed an expertise in the area of collegiate recreational sports and fitness programs. This expertise includes a network of institutions with which AISG has contractual business relationships, in which they develop and implement sponsored promotional activities. AISG will consult and assist our development team exclusively in the development of MISN and provide the integration and assist in building direct relationships with AISG member schools.
AISG is obligated to provide us with specific elements that will promote the MISN service and in general support MISN wherever possible with the member schools, and the other advertising assets that are owned or managed by AISG. The platform is expected to be commercialized by providing the mobile service free to the colleges, universities and students, and then selling advertising opportunities to those sponsors, businesses and organizations wishing to reach the U.S. college or university student demographic and their families.
AISG and we expect to work together on certain national advertising programs that involve the bundling of benefits, which include sponsorship elements from the AISG existing business. We are obligated to assist AISG in the development, pricing and inclusion of mobile digital advertising in these programs.
Under the agreement, we are responsible for the funding the establishment of the MISN and will retain ownership of all intellectual property and assets relating to the design, development and on-going operation of the MISN. AISG will receive a revenue share from the advertising revenues. Our U.S. mobile advertising division is responsible for managing the advertising inventory and selling and brokering the advertising with media buyers and mobile affiliate marketing partners. The agreement also requires us to meet certain short-term development benchmarks and annual minimum net revenue requirements following completion of testing and the pilot program, which has been deemed complete as of June 1, 2014 by us and AISG. In the event AISG sought to terminate our exclusive agreement prior to the completion of the initial three year term, we would seek to replace its portfolio of colleges and universities with other REC*IT participants or to launch REC*IT at such colleges and universities in a manner that would not violate the non-solicitation provisions that apply to us for 18 months following such termination.
In addition, we have agreed to issue to AISG:
•
  1 million options, to be priced at the seven day volume weighted average price of our ordinary shares as reported on the ASX at the closing of this offering or US$0.10 (whichever is lower);
•
  the right to buy up to $250,000 worth of our ordinary shares each year for the term of the agreement, at a 20% discount to then-prevailing market price of our ordinary shares; and
•
  the right to buy up to $500,000 worth of our ordinary shares concurrently with the closing of this offering on the same terms and conditions as investors purchasing our ADSs as adjusted for the exchange rate of ADSs to ordinary shares.
Advertising and other revenue generated from the exploitation of MISN technology will be shared between us and AISG in varying percentages, based on the extent to which AISG is responsible for procuring and generating such revenue. Upon termination of the agreement we are subject to a prohibition on solicitation of or communication with colleges and universities in the AISG network for a period of time.
RunHaven
On December 23, 2013 we announced an exclusive agreement to develop RunHaven, a mobile digital community for running enthusiasts in the United States. Signatories to the agreement include Mr. William (Bill) Reifsnyder and Ms. Gail Hughes. Under the agreement, we are responsible for providing online and mobile tools to advance communication and efficiencies within the running community. The tools are intended to enable runners to find, research, register for, and book travel to races around the country. The platform will also offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our partners have transferred to MOKO the rights to the RunHaven App and are obligated to develop it for the benefit of MOKO. Bill Reifsynder is entitled to a minority share in the revenue generated from the RunHaven platform as well as a portion of the proceeds in the event MOKO sells the RunHaven App.
Bill Reifsnyder is a full-time employee of MOKO and will lead the RunHaven team. He has been engaged in many facets of running for the last three decades. As a professional road racer, Reifsnyder was ranked as high as #2 in the world by Runner’s World magazine (1991) and was twice the U.S. National Marathon champion (1989 and 1991). After retiring from professional racing, he oversaw the running category for adidas, having responsibility for managing more than 60 sponsored runners and track and field athletes and implementing more than 100 running events, including the sponsorship of the Boston Marathon. In 2008 Reifsnyder founded VO2 Marketing, a marketing consultancy in Philadelphia specializing in endurance sports, and was also the Executive Director of the National Marathon and Half Marathon in Washington, DC.
In the December 23 agreement with Gail Hughes, MOKO secured through acquisition the existing customer base of Virtual Roster, a registration and database management company based in Flagstaff, Arizona. Virtual Roster’s existing base of events will serve as the launching point for RunHaven, and Ms. Hughes, the founder and President of Virtual Roster, will oversee all aspects of data management for the RunHaven property.
Additionally, ProVentures, a sports and entertainment agency based in Alexandria, Virginia, agreed to be the exclusive marketing agency. The company will assist RunHaven with the overall strategic direction of the property, including branding, marketing, and promotions.
Blue Nation Review
On January 1, 2014 we entered an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop (through his affiliated consulting entity) a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. This project is to be called Blue Nation Review. Under the agreement, which as an initial term of three years, MOKO will design and implement a mobile politic portal that will provide a hub for political news and conversation, and will enable the creation of sub-committees and groups around specific issues or political campaigns. Mr. Williams is obligated to publish a certain number of commentary articles each week and join the social interaction (including through tweets) on issues including minority rights, immigration, marriage equality, women’s interests, social and economic equality, and libertarian and privacy issues. Additionally, Mr. Williams is obliged to recruit specialist contributors to create and to feed content for Blue Nation Review.
Mr. Williams is associated with Politico and MSNBC, and writes daily for USnews.com, hypervocal.com, and jimmyspolitics.com. He spent nearly seven years as a senior staffer in the United States Senate, including nearly five years with Senate Majority Whip Dick Durbin. As a lobbyist, Jimmy represented multiple interests before the U.S. Congress and Executive branch, including the real estate, banking, wine and spirits, and speed-racing industries.
We will own the application and all intellectual property surrounding the mobile property developed. Mr. Williams will receive a monthly retainer (which will increase after the launch of Blue Nation Review), options and a minority share of the net revenues of Blue Nation Review.
Research and Development
Our Technical and Product Development teams perform our research and development. These teams comprise ten full time employees located in Perth, Western Australia. They are led by our Technical Leader and Chief Executive Officer. Since 2007, we have expanded our research and development effort to focus on designing, building and commercializing our core mobile internet platform. Historically and principally, this activity has consisted of internal labor efforts and technological expenditures. Our accounting policy has always been to expense such expenditures. The research and development activity has historically been supported by Australian federal government grants which, since listing on the ASX in 2007, total A$0.25 million ($0.22 million), and by concessional income taxation treatment under the Income Tax Act, 1936 (Cth) in Australia (the Act), which has provided cash rebates to us through its annual income taxation filings of A$3.74 million ($3.34 million).
We expect our future research and development activities to relate to leveraging our core mobile platform through development of specific community platforms for common interest groups in the U.S. and commercializing and monetizing these developments via customized mobile social advertising.
The ongoing availability of Australian government financial support for research and development activities is subject to various tests and legislative change and there can be no assurance that such financial support will be available to support our expected future research and development activities.
Property
We currently lease the following properties:

Location	Use of Property	Area
New York, New York	HQ	100 sq m
Perth, Western Australia, Australia	R&D	100 sq m
Alexandria, Virginia	Operations office	100 sq m
Sydney City, Sydney, Australia	Registered office	40 sq m

On December 1, 2013, we entered into a one-year lease in New York City for a property to serve as our corporate headquarters. Our advertising sales team and affiliate marketing business “OfferMobi” are based in New York City. They are integrated as part of the custom mobile social advertising business development strategy.
The Alexandria, Virginia, office is covered under a contractual arrangement with ProVentures, and office rental is included in a combined monthly consulting fee to ProVentures. The Virginia office houses our business development function as well as project operations, including the operational teams for REC*IT, RunHaven, and Blue Nation Review.

The Perth office is on a monthly agreement with the landlord as a long-standing arrangement. The Perth facility houses personnel focused on research and technology development.
The month-to-month Sydney office agreement is with an entity related to our independent Chairman, Greg McCann, at A$1,600 per month, which we consider to be market rate.
Our key existing brands include REC*IT, RunHaven, and Blue Nation Review. The operational teams for these brands are located in Alexandria, Virginia.
As of April 2014, our CEO Ian Rodwell is now based permanently in the U.S. Our expectation is that he will operate out of our New York office until the second quarter of 2014, when he will move to the Alexandria, Virginia office.
Insurance
We hold international jurisdictional directors and officers insurance with Lloyd’s of London with coverage limits we believe are customary in our industry.
Intellectual Property Rights
We protect our intellectual property through a combination of license agreements, copyright, trade secrecy laws, and other methods of restricting disclosure and transferring title. We developed most of our intellectual property internally by our employees and under work for hire arrangements with third parties. We enter into confidentiality agreements with our employees, consultants, vendors, and partners. We also enter into license agreements with third parties and generally seek to control access to and distribution of our technology, documentation, and other proprietary information. You should be aware that the legal status of intellectual property on the internet is currently subject to various uncertainties.
We currently have neither patents nor any pending patent applications in either Australia or the U.S. for our current mobile services. We presently rely on copyright protection for our trade names “REC*IT,” “MOKO.Chat,” and “Griffin.” We are seeking trademark protection for certain trade names that we believe are important to our business, and we intend to seek trademark protection in the future for new brands and products as we develop them.
Employees
As of the end of December 31, 2013, we had 27 full time equivalent employees, including independent contractors. Our employees are all contracted to us through individual employment agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At June 30, 2013	December 31, 2013
Function:
Technical and product development	8	10
Sales, Marketing and operations	7	14
Corporate, Finance and administration	3	3
Total:	18	27
Geography:
Australia	11	18
United States of America	5	9
United Kingdom	2	—
Total:	18	27

Legal Proceedings
We had no active legal proceedings to which we are a party as of the date of this prospectus which may have, or have had in the recent past, significant effects on our financial position or profitability.

Government Regulation
We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data security, advertising, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection, taxation or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.
We are also subject to federal, state and foreign laws regarding privacy and the protection of user data. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection, tracking, behavioral advertising and consumer protection that could affect us.
In recent years, other social media companies, to resolve investigations into various incidents, have entered into settlement agreements and consent decrees with the Federal Trade Commission that, among other things, requires them to establish an information security program designed to protect non-public consumer information and also requires that they obtain periodic independent security assessments. Violation of any regulatory orders, settlements, or consent decrees that we may be required to enter into could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.
For additional information, see the section titled “Risk Factors — Our business is subject to complex and evolving U.S. and foreign laws, regulations and self-regulatory principles and frameworks. These laws, regulations and self-regulatory principles and frameworks are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or ad engagement, or otherwise harm our business.”

MANAGEMENT
Directors and Executive Officers
The following discussion sets forth information regarding our directors and executive officers as of the date of this prospectus. Our board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders at which they are required to submit for re-election in accordance with the terms of our Constitution and the applicable provisions of the Corporations Act, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years.

Name	Age	Position
Greg McCann	60	Chairman and Non-Executive Director
Ian Rodwell	51	Chief Executive Officer and Managing Director
Johannes de Back	44	Non-Executive Director
Peter Yates	54	Non-Executive Director
Mark Hauser	56	Non-Executive Director
Andrew Bursill	43	Company Secretary

Greg McCann has been our Chairman and a director since April 2007. Since April 2007, Mr. McCann has also been the Chairman of Tel.Pacific Limited and Chairman of NBN Tasmania Limited since August 2009, each of which is a public company in Australia. Mr. McCann also acts as Chairman for a number of private companies, including Executive Computing Pty Limited (an information technology sales and services company), Total Resource Solution Pty Ltd (a recruitment company) and Consortio Pty Ltd (a contractor management company). Mr. McCann is also on the board of the Australian law firm Lander & Rogers. He is a fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.
Ian Rodwell has been our Chief Executive Officer, Managing Director and a director since 2008. Mr. Rodwell’s background is in corporate design and multimedia and has owned/operated several businesses in this field. He has worked in Australia, Singapore, the U.K. and the United States, managing projects for many international companies including McKinsey, BMW, UniLever and MTV. In the consumer digital media area, Mr. Rodwell led projects for several of world’s biggest names in sport, including Manchester United FC, All Blacks, adidas and the Australian Football League.
Johannes de Back has been a director since 2010. Mr. de Back is the former Chief Executive Officer of Cliq Digital and formerly co-founder and Chief Executive Officer of Triscreen Media Group, managing a number of companies providing interactive media solutions. Mr. De Back previously worked as a lawyer for several international firms, specializing in mergers and acquisitions with a focus on telecom, media and entertainment. In 1999 he co-founded Telitas Benelux, one of the first and most successful mobile content providers in Europe. In 2002 Telitas was sold to Index for €50 million, and Johannes went on to form the Triscreen Media Group, which has built six offices worldwide with activity in over 35 countries. In 2010, Triscreen Media merged with Blinck International B.V. to form Cliq Digital.
Peter Yates has been a director since 2009. Mr. Yates is a director of AIA Australia Limited and Financial Management Association of Australia Limited. He is the Chairman of the Royal Children’s Hospital Foundation, the Royal Institution of Australia, the Australian Science Media Centre and the Faculty of Business and Economics at Melbourne University. Recently, Mr. Yates has been appointed deputy chairman of the Myer Family Company Ltd. From December 2004 to August 2007, Mr. Yates was Managing Director of Oceania Capital Partners and held the position of Chief Executive Officer of Publishing and Broadcasting Limited from 2001 to 2004. Until 2001 he worked in the investment banking industry including fifteen years with Macquarie Bank. Peter has also worked for Morgan Stanley in Australia and Booz Allen Hamilton in Tokyo. He holds a Doctorate of the University from Murdoch University, a Master’s degree from Stanford University Graduate School of Business and a Commerce degree from Melbourne. He speaks Japanese, having studied at Keio University in Tokyo. In the June 2011 Queen’s Birthday Honors, Peter was awarded a Member of the Order of Australia for service to education, to the financial services industry and to a range of arts, science and charitable organizations.

Mark Hauser has been a director since February 2014. He is a Senior Managing Director of OFS Management, responsible for OFS’ SBIC fund. Mr. Hauser is also the founder and Managing Director of Tamarix Capital, an investment firm dedicated to using flexible financing solutions to support management teams in lower-middle-market companies, and oversees its investment activities. Prior thereto, he was a Senior Managing Director at Sandell Asset Management, an international multi-strategy alternative asset manager, where he founded and was global head of the firm’s private equity practice as well as a member of its investment committee. Prior to joining Sandell, he was a Managing Director at FdG Associates, a New York-based middle-market private equity fund focused on investing in family owned businesses. Previously, he was a Managing Director at Ocean Capital Corporation, a private international investment banking firm. Mr. Hauser has served as an officer and on the boards of directors of various private and public portfolio companies, both in the U.S. and abroad. Mr. Hauser began his career as a corporate attorney, practicing in New York, Sydney and London. He holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science.
Andrew Bursill has been the Company Secretary since 2007. Mr. Bursill holds a Bachelor of Agricultural Economics from the University of Sydney and is a Chartered Accountant, qualifying with PriceWaterhouse (now part of PricewaterhouseCoopers). Since commencing his business of providing outsourced Chief Financial Officer and Company Secretary services in 1998, Mr. Bursill has acted as CFO, Company Secretary and/or Director for numerous ASX listed, unlisted public and private companies, in a range of industries covering mineral exploration, oil and gas exploration, biotechnology, technology, medical devices, retail, venture capital and wine manufacture and distribution. In addition to his position of Company Secretary at MOKO Social Media Limited, Mr. Bursill is a Director, and Company Secretary of Argonaut Resources Limited and Tamboran Resources Limited, and is Company Secretary of Ambition Group Limited, Aguia Resources Limited, Austral Gold Limited, Eagle Nickel Limited, Elk Petroleum Limited, and Gladiator Resources Limited, in addition to a number of other unlisted public and private companies.
Employment Agreements
The aggregate amount of compensation we paid to all of our directors (including Mr. Rodwell as the only executive director) and executive officers (including the Company Secretary) of the Company Secretary for the year ended June 30, 2013 was approximately A$799,169 (USD$713,578).
The compensation we paid to all current directors and executive officers (including the Company Secretary) for the year ended June 30, 2013 on an individual basis is set forth in the tables below.

	SHORT-TERM			POST-EMPLOYMENT		SHARE-BASED
Fiscal 2013	Salary & Fees	Consultancy Fees	Other	Super- annuation	Retirement benefits	Shares	Options	Total $
(A$’s)
Non-Executive Directors
G McCann	91,743	—	—	8,257	—	—	44,000	144,000
P Yates	25,000	—	—	—	—	—	8,800	33,800
J De Back[1]	—	156,045	—	—	—	—	44,000	200,045
M Hauser	—	—	—	—	—	—	51,200	51,200
Executive Directors
I Rodwell[2]	299,196	—	—	26,928	—	—	44,000	370,124
Other Key Management Personnel
A W Bursill[3]	—	—	—	—	—	—	—	—
TOTAL	415,939	156,045	—	35,185	—	—	192,000	799,169

1
  J De Back, director, is a director of Dutchman Capital who provides consulting services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Dutchman Capital is based on normal commercial terms.

2
  I Rodwell was paid $49,196 to reduce leave entitlements.
3
  A W Bursill, company secretary, is an associate of Franks & Associates Pty Ltd who provides Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates is based on normal commercial terms. A total of $49,892 (2012: $62,229) was received by Franks & Associates in relation to this contract for the year.
Share Based Compensation
We use two practices for granting share based compensation to executive directors, senior executives and employees. Share options (listed and unlisted) to purchase our ordinary shares are issued periodically at the board’s discretion and Performance Shares may also be issued under a Performance Share Plan.
Option Compensation
As of December 31, 2013, our unissued ordinary shares subject to options totaled 217,824,873, as follows.

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	30-Jun-14	$0.12	18,250,000
Unlisted Employee Options	30-Jun-14	$0.12	2,300,000
Unlisted Options	30-Jun-15	$0.03	2,000,000
Unlisted Options	30-Jun-15	$0.04	2,000,000
Unlisted Options	30-Nov-15	$0.10	500,000
Listed Options (MKBOA)	13-Jun-15	$0.05	146,674,873
Unlisted Options	30-Jun-15	$0.03	1,000,000
Unlisted Options	30-Jun-15	$0.04	1,000,000
Unlisted Options	30-Jun-15	$0.02	1,000,000
Unlisted Options	30-Jun-15	$0.11	1,000,000
Unlisted Options	24-Oct-15	$0.15	4,000,000
Unlisted Director Options	28-Nov-15	$0.40	16,000,000
Unlisted Director Options	28-Nov-15	$0.10	6,000,000
Unlisted Director Options	30-Jul-16	$0.042	11,000,000
Unlisted Employee Options	31-Jul-16	$0.06	1,250,000
Unlisted Employee Options	31-Jul-16	$0.17	3,850,000

Performance Share Plan
The operation of the performance share plan involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price, which payment will not be lent or otherwise procured by the Company. The Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occurs prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares. The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares. Following the adoption of the performance share plan, Mr. McCann was issued 20 million Performance Shares at an Issue Price of A$.00001 per ordinary share with and End Date of the third anniversary of issuance, Variation Payment of A$.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding A$.40 per share.
The fair value estimate for this issue of Performance Shares is A$1,562,856 (USD$1,395,474) and was determined using a trinomial barrier option estimation technique, which is a variation on the Black Scholes standard options pricing valuation methodology to allow for nuances of the instrument, such as share price performance hurdles and restrictive terms. The various inputs to the model used, are:

Expected exercise period:	3 years
Dividend yield:	nil
Expected volatility:	25%
Non-tradability discount:	60%

These inputs are our best estimates at the grant date.
The expense is recognized over the expiration of time between grant date and vesting date, which management have estimated as two years.
U.S. Equity Incentive Plan
Our Board of Directors has adopted and approved the 2014 U.S. Omnibus Equity Incentive Plan (the “2014 Plan”). The 2014 Plan will become effective on the date it is approved by our shareholders in accordance with the Listing Rules of the ASX and is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, MOKO outside of Australia. The purpose of the 2014 Plan is to help us attract, motivate and retain such persons with awards designed for the U.S. market and thereby enhance shareholder value.
Administration.   Upon effectiveness, the 2014 Plan will be administered by a committee of the Board of Directors (the “Plan Committee”) consisting of persons who, upon completion of this offering, each will be (i) “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Plan Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom we wish to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Plan Committee is eligible to receive an award under the 2014 Plan, such Plan Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Plan Committee has complete discretion, subject to the terms of the 2014 Plan, to determine the employees, non-employee directors and non-employee consultants to be granted awards under the 2014 Plan, the type of awards to be granted, the number of shares subject to each award, the exercise price under each option and the base price for each share appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares underlying the award, and the required withholdings, if any. The Plan Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2014 Plan.

Grant of Awards; ADSs Available for Awards.   The 2014 Plan provides for the grant of awards which are options, restricted shares, restricted share units, SARs, performance shares, performance units, unrestricted shares, distribution equivalent rights or any combination of the foregoing, to key management employees, non-employee directors, and non-employee consultants of MOKO (each a “participant”). We have reserved a total of         ADSs (‘‘shares’’) (representing 20 ordinary shares per ADS) for issuance as or under awards to be made under the 2014 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The 2014 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors in its discretion may terminate the 2014 Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2014 Plan’s termination shall not, without the consent of the holder, materially and adversely impair the rights of a holder with respect to any award previously granted. The number of shares for which awards which are options or SARs may be granted to a participant under the 2014 Plan during any calendar year is limited to                . For purposes of the requirements of Code Section 162(m), the maximum aggregate amount that may be paid under the 2014 Plan during any calendar year to any one person (measured from the date of any payment) with respect to one or more awards payable in cash shall be one million dollars ($1,000,000).
Future new hires, non-employee directors and additional non-employee consultants are eligible to participate in the 2014 Plan as well. The number of awards to be granted to officers, employees, non-employee directors and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.
Options.   All options granted under the 2014 Plan shall be nonqualified stock options (“NQSOs” or “options”). The term of each option shall be as specified in the option agreement; provided, however, no option shall be exercisable after the expiration of ten (10) years from the date of its grant. The price at which an share may be purchased upon exercise of an option shall be determined by the Plan Committee; provided, however, that such option price (i) shall not be less than the fair market value of a share on the date such option is granted, unless otherwise structured to comply with Code Section 409A, and (ii) shall be subject to adjustment as provided in the 2014 Plan. The Plan Committee or the Board of Directors shall determine the time or times at which or the circumstances under which an option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which shares will be delivered or deemed to be delivered to participants who exercise options.
Restricted Share Awards.   A restricted share award is a grant or sale of shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Plan Committee or the Board of Directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Plan Committee or the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2014 Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased shares of restricted share shall have all of the rights of an equity holder, including the right to vote the shares of restricted share and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Plan Committee or the Board of Directors or in the award agreement). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.
Unrestricted Share Awards.   Pursuant to the terms of the applicable unrestricted share award agreement, an unrestricted share award is the award or sale of shares to employees, non-employee directors or non-employee consultants, which are not subject to transfer restrictions in consideration for past services rendered to the Company or for other valid consideration.
Restricted Share Unit Awards.   A restricted share unit award provides for the issuance of a specified number of shares (or cash, based on the then value of such shares) to the holder upon the satisfaction of predetermined individual service-related (e.g., years of service) vesting requirements, based on the number of units awarded to the holder. The Plan Committee shall set forth in the applicable restricted share unit award agreement the individual service-based and/or performance-based vesting requirements which the participant would be required to satisfy before the participant would become entitled to payment and the number of units awarded to the participant. The vesting restrictions under any restricted share unit award shall constitute a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Plan Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of a share, or one (1) share, as determined in the sole discretion of the Plan Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirements are satisfied. Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested, unless otherwise structured to comply with Code Section 409A.
Performance Unit Awards.   A performance unit award provides for a cash payment to be made to the holder upon the satisfaction of predetermined individual and/or company performance goals or objectives, based on the number of units awarded to the holder. The Plan Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or MOKO would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. The vesting restrictions under any performance unit award shall constitute a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Plan Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or MOKO satisfies (or partially satisfies, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of MOKO’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.
Performance Share Awards.   A performance share award provides for the distribution of shares to the holder upon the satisfaction of predetermined individual and/or company goals or objectives. The Plan Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or MOKO would be required to satisfy before the holder would become entitled to the receipt of shares pursuant to such holder’s performance share award and the number of shares subject to such performance share award. The vesting restrictions under any performance share award shall constitute a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of our fiscal year to which such goals and objectives relate. At the time of such award, the Plan Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as an equity holder until such time, if any, as the holder actually receives shares pursuant to the performance share award, unless otherwise structured to comply with Code Section 409A.
Share Appreciation Rights.   A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of shares subject to the SAR on the date of exercise, over (B) the product of the number of shares subject to the SAR multiplied by the base value for the SAR, as determined by the Plan Committee or the Board of Directors. The Plan Committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR, (which shall not be less than the fair market value of an share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the Plan Committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. A tandem SAR is a SAR granted in connection with a related option, the exercise of some or all of which results in termination of the entitlement to purchase some or all of the shares under the related option. If the Plan Committee grants a SAR which is intended to be a tandem SAR, the tandem SAR shall be granted at the same time as the related option and additional restrictions apply.
Distribution Equivalent Rights.   A distribution equivalent right entitles the holder to receive bookkeeping credits, cash payments and/or share distributions equal in amount to the distributions that would be made to the holder had the holder held a specified number of shares during the period the holder held the distribution equivalent rights. The Plan Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder may receive credits currently in cash, have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional shares or choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests, unless otherwise structured to comply with Code Section 409A. Distribution equivalent rights awards may be settled in cash or shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award (but not an option or SAR award), whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution equivalent rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.
Recapitalization or Reorganization.   Subject to certain restrictions, the 2014 Plan provides for the adjustment of shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of shares underlying an award theretofore granted, we shall effect a subdivision or consolidation of our shares or the payment of a share dividend on shares without receipt of consideration by us. If we recapitalize or otherwise change our capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of shares then covered by such award. The 2014 Plan also provides for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding shares by reason of an extraordinary cash dividend, reorganization, merger, consolidation, combination, split up, spin off, exchange or other relevant change in capitalization occurring after the date of the grant of any award, subject to certain restrictions.
Amendment and Termination.   The 2014 Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors may terminate the 2014 Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2014 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the 2014 Plan or any part thereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of our shareholders at which a quorum representing a majority of our shares entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2014 Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2014 Plan, materially increase the number of shares subject to the 2014 Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2014 Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2014 Plan or any award from Section 409A of the Code).
As of            , 2014, no awards had been granted under the 2014 Plan.
Certain U.S. Federal Income Tax Consequences of the 2014 Plan
The following is a general summary of certain U.S. federal income tax consequences under current tax law to us (were we subject to U.S. federal income taxation on our net income) and to participants in the 2014 Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (‘‘U.S. Participants’’), of options, restricted shares, SARs, dividend equivalent rights, restricted share units, performance shares, performance units and unrestricted share awards. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act or the exercise of an option with previously acquired shares. This summary assumes that U.S. Participants will hold their shares as capital assets within the meaning of Section 1221 of the Code and that we will not be treated as a PFIC. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2014 Plan, or shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the 2014 Plan or shares issued thereto pursuant to the 2014 Plan.
A U.S. Participant generally does not recognize taxable income upon the grant of a NQSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of a NQSO, the U.S. Participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereof, and MOKO will generally be entitled to a deduction for such amount at that time. If the U.S. Participant later sells shares acquired pursuant to the exercise of a NQSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.
A U.S. Participant generally does not recognize income upon the grant of a SAR. The U.S. Participant recognizes ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and MOKO generally will be entitled to a deduction for such amount.
A U.S. Participant generally does not recognize income on the receipt of a performance share award, performance unit award, restricted share unit award, unrestricted share award or dividend equivalent rights award until a cash payment or a distribution of shares is received thereby. At such time, the U.S. Participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares or cash received over any amount paid therefor, and MOKO generally will be entitled to deduct such amount at such time.
A U.S. Participant who receives a restricted share award generally recognizes ordinary compensation income equal to the excess, if any, of the fair market value of such shares at the time the restriction lapses over any amount paid for the shares. Alternatively, the U.S. Participant may elect under Section 83(b) of the Code to be taxed on the fair market value of such shares at the time of this grant. MOKO generally will be entitled to a deduction at the same time and in the same amount as the income is required to be included by the U.S. Participant.
Board Committees and Practices
Prior to this offering, we have not previously established an audit committee, compensation committee or a corporate governance and nomination committee as given the relative small size and lack of complexity of our company, our board of directors collectively performed such duties. Upon completion of this offering, audit and compensation committees will be established. Johannes de Back, Peter Yates and Mark

Hauser each satisfy the “independence” requirements of the NASDAQ Marketplace Rules and, accordingly we expect to be in compliance with applicable SEC rules as well as the NASDAQ Marketplace Rules in this regard in light of applicable transition rules applicable to issuers such as MOKO.
Audit Committee
Upon the completion of this offering, our audit committee will consist of three directors, namely Ian Rodwell, Peter Yates and Mark Hauser. Each of Messers. Yates and Hauser satisfies the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:
•
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•
  reviewing and approving all proposed related-party transactions;
•
  discussing the annual audited financial statements with management and the independent auditors;
•
  annually reviewing and reassessing the adequacy of our audit committee charter;
•
  meeting separately and periodically with management and the independent auditors;
•
  reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•
  reporting regularly to the full board of directors.
Compensation Committee
Upon the completion of this offering, our compensation committee will consist of Peter Yates, Mark Hauser and Greg McCann. Each of Messrs. Yates and Hauser satisfies the “independence” requirements of the NASDAQ Marketplace Rules. Our compensation committee will assist our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The compensation committee will be responsible for, among other things:
•
  reviewing and determining the compensation package for our senior executives;
•
  reviewing and making recommendations to our board with respect to the compensation of our directors;
•
  reviewing and approving officer and director indemnification and insurance matters;
•
  reviewing and approving any employee loan in an amount equal to or greater than $20,000; and
•
  reviewing periodically and approving any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Code of Ethics
We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K that constitutes our code of ethics for our principal executive officer, our principal financial and accounting officer and our other senior financial officers. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to Mr. Andrew Bursill, Company Secretary MOKO Social Media Limited, Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000 Australia, and is available on our website.

Duties of Directors
Under Australian law, our directors have a duty to act honestly, in good faith and in the best interests of all shareholders. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their fiduciary duty to the shareholders of MOKO, our directors must ensure compliance with our Constitution. MOKO shareholders may have the right to seek damages from either MOKO, the directors personally, or both, if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:
•
  appointing officers and determining the term of office of the officers;
•
  exercising the borrowing powers of the company and mortgaging the property of the company;
•
  executing checks, promissory notes and other negotiable instruments on behalf of the company;
•
  maintaining or registering a register of mortgages, charges or other encumbrances of the company; and
•
  authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable.
Interested Transactions
Provided that a director has fully disclosed his or her material personal interest to all of our other directors and received the necessary approval or authorization of the majority of disinterested directors, such director may vote, attend a board meeting or sign a document in respect of any contract or transaction in which he or she is interested.
Remuneration and Borrowing
The directors may receive such remuneration as our board of directors may determine from time to time up to the aggregate limit that is approved by shareholders from time to time. That limit currently is A$250,000, but excludes any remuneration payable to a director who is employed by the Company in an executive role, such as Mr. Rodwell. In addition, each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.
Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.
Qualification
A director is not required to hold shares as a qualification to office.
Limitation on Liability and Other Indemnification Matters
Under our Constitution, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Following completion of this offering, we plan to continue to pay our directors annual fees consistent with our existing practise whereby fixed aggregate non-employee fees are fixed at no more than A$250,000 per annum. We may also from time to time issue options to purchase ordinary shares (or ADSs as applicable), in amounts and on terms to be determined by our board of directors or a committee thereof. Other than non-employee directors, we do not compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.
The following table sets forth the cash compensation for future services expected to be paid to our non-employee directors following the completion of this offering.

Compensation
Annual Stipend
Director – (U.S. residents)	USD$40,000 per annum
Director – (non U.S. residents)	A$30,000 per annum
Chairman	A$100,000 per annum

RELATED PARTY TRANSACTIONS
The following transactions occurred with related parties during the period from July 1, 2010 through the date hereof:
Andrew Bursill, Company secretary, is also an associate of Franks & Associates Pty Ltd, who provides accounting and secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on standard commercial terms. The Company’s paid an aggregate of A$307,423 to Franks & Associates for the preceding three fiscal years.
During the year ended June 30, 2011, Mr. Rodwell fully repaid a loan of A$7,182.58 that was previously advanced, including A$146.84 interest.
On June 30, 2011, Mr. de Back loaned MOKO A$1,000,000 in the form of an interest free convertible note with a maturity date of six months and the right to receive an option to purchase ordinary shares in an amount equal to the shares issued pursuant to the convertible note at an exercise price of A$0.10 for no additional consideration. The convertible note was repaid on October 27, 2011 in the form of 14,285,714 fully paid ordinary shares and options exercisable to purchase a corresponding number of ordinary shares at an exercise price of $A0.10 on or before July 25, 2013.
On September 14, 2011, Mr. Yates loaned MOKO A$250,000 in the form of an interest free convertible note with a maturity date of six months and the right to receive an option to purchase ordinary shares in an amount equal to the shares issued pursuant to the convertible note at an exercise price of A$0.10 for no additional consideration. The convertible note was repaid on October 27, 2011 in the form of 3,571,429 fully paid ordinary shares and options exercisable to purchase a corresponding number of ordinary shares at an exercise price of $A0.10 on or before July 25, 2013.
On March 5, 2012, Mr. Hauser was contracted as a strategic and financing corporate consultant to MOKO for a 24 month period from January 1, 2012 through 2014. Under the contract, Mr. Hauser was remunerated with a total of 8,000,000 unlisted options over ordinary MOKO shares, for services provided and in lieu of retainer fees, priced at the then prevailing share price at the beginning of each quarter. The estimated fair value of the options received by Mr. Hauser in the 2012 and 2013 calendar years was A$51,200 and A$114,723, respectively.
On August 16, 2012, the Company entered into an agreement with Mr. McCann for up to A$80,000 in funding by issuance of convertible notes. The convertible notes were to be repayable in full at maturity, being six months from date of issuance. At the discretion of MOKO, at any time during the term, the convertible notes could be repaid in ordinary shares at an issue price of A$0.04 per share, subject to shareholder approval. On December 14, 2012, following shareholder approval at MOKO’s annual general meeting, convertible notes of A$80,000 were repaid by way of issuance of 2,000,000 fully paid ordinary shares.
On December 7, 2012, Messrs. de Back and Yates each subscribed for a twelve month, 10% convertible note in principal amount of A$100,000 which is convertible at MOKO’s discretion at A$0.04 per share and with 10% additional penalty interest at conversion, subject to shareholder approval. Mr. de Back’s convertible note remained outstanding at June 30, 2013 and Mr. Yates was repaid in the form of 2,500,000 fully paid ordinary shares as part of MOKO’s rights issue, which closed on June 4, 2013.
On May 2, 2013, Messrs. McCann, de Back and Yates agreed to advance a total of A$265,000 as an interest free unsecured loan to MOKO, with an option to the loan against future rights issues undertaken by MOKO. On June 4, 2013, following the closing of MOKO’s rights issue, convertible notes totaling A$165,000 were repaid by way of the issuance of 4,125,000 fully paid ordinary shares and 4,125,000 options exercisable at A$0.05 each on or before June 13, 2015. Mr. de Back’s A$100,000 convertible notes remained outstanding at June 30, 2013.
On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (“DIL”). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes de Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was A$40,000. Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes de Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of A$500,000 and which may only be revoked with DIL’s prior written agreement.
During the year ended June 30, 2013, Mr. de Back provided consulting services to MOKO through Dutchman Capital, of which he is a director, on normal commercial terms, for which Dutchman Capital was paid A$156,045 in fees.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 4, 2014 for:
•
  each person known to us to own beneficially more than 5% of our ordinary shares;
•
  each of our directors and executive officers who beneficially own our ordinary shares; and
•
  all of our directors and executive officers as a group.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership is based on 526,032,752 ordinary shares outstanding prior to this offering (including 38,100,000 ordinary shares issued as part of our private placement in Australia, which was completed in April 2014) and           ordinary shares outstanding after completion of this offering, and further assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.
The address of each director and executive officer shown in the table below is Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000, Australia.

Name of Beneficial Owner	Beneficial Ownership of our Ordinary Shares		Percentage of Class Prior to the Offering	Percentage of Class Following the Offering(1)
Greg McCann	24,944,444	(2)	5%		%
Ian Rodwell	20,032,917	(3)	4%		%
Johannes de Back	51,297,710	(4)	9%		%
Peter Yates	56,827,957	(5)	11%		%
Mark Hauser	6,000,000	(6)	1%		%
Andrew Bursill	386		—	—
All directors and executive officers as a group (6 persons)	159,103,414		30%		%

(1)
  Assumes the underwriters do not exercise their over-allotment option and the number of ordinary shares we issue in this offering is the same as the number of shares set forth on the cover of this prospectus.
(2)
  Includes 16,500,000 ordinary shares issuable upon the exercise of outstanding options. Does not include 20,000,000 performance shares issued to Mr. McCann on November 28, 2013 following approval by MOKO’s shareholders at MOKO’s annual general meeting held on November 26, 2013 as the performance event has not been met.
(3)
  Includes 16,325,000 ordinary shares issuable upon the exercise of outstanding options.
(4)
  Includes 15,750,000 ordinary shares issuable upon the exercise of outstanding options, and 952,381 purchased as part of the A$8,001,000 April 2014 private placement in Australia.
(5)
  Includes 12,164,555 ordinary shares issuable upon the exercise of outstanding options, and 1,190,476 purchased as part of the A$8,001,000 April 2014 private placement in Australia.
(6)
  Represents 6,000,000 ordinary shares issuable upon the exercise of outstanding options.

DESCRIPTION OF SHARES AND GOVERNING DOCUMENTS
General
We are an Australian company incorporated in September 2004 with limited liability. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX and we have applied to list the ADSs on the NASDAQ Global Market.
We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. As of April 4, 2014, 526,032,752 ordinary shares were issued and outstanding, including 38,100,000 ordinary shares issued as part of our private placement in Australia, which was completed in April 2014. No preference shares were issued and outstanding. Upon the completion of this offering, we will have        ordinary shares issued and outstanding, assuming the underwriters do not exercise their over-allotment for additional shares and the number of ordinary shares we issue in this offering is the same as set forth on the cover page of this prospectus.
Subject to restrictions on the issue of securities in our Constitution, the Corporations Act 2001 and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board of directors determine.
The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.
Our Constitution
We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission (“ASIC”). Our constituent document is a Constitution, which is similar in nature to the by-laws of a company incorporated under the laws of a U.S. state. Our Constitution does not provide for or prescribe any specific objectives or purposes of MOKO. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the Constitution, a copy of which is filed as an exhibit to the registration statement that includes this prospectus.
Directors
Interested Directors
Except where permitted by the Corporations Act a director must not:
•
  vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution;
•
  be counted in a quorum; nor
•
  be present at the meeting while the matter is being considered.
Unless a relevant exception applies under the Corporations Act or the ASX Listing Rules, directors of MOKO are:
•
  required to disclose all their and their associates holdings of securities in MOKO, any and all dealings in any of those securities and certain other interests;

•
  prohibited from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered; and
•
  required to obtain prior shareholder approval of any provision of related party benefits to any of those directors or their associates.
Directors’ Compensation
Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate fixed sum for directors’ remuneration — currently at an aggregate of A$250,000 — is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our Constitution. That aggregate fixed sum of remuneration for directors may not be increased without shareholder approval and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the applicable meeting. However, executive directors may be paid remuneration as employees of MOKO and such amounts will be excluded from that aggregate fixed sum of remuneration.
Pursuant to our Constitution any non-executive director who devotes special attention to our business or who otherwise performs services which in the opinion of our board are outside the scope of the ordinary duties of a non-executive director, may be paid extra remuneration which is determined by the board and such amounts will be excluded from that aggregate fixed sum of remuneration.
In addition to other remuneration provided in our Constitution, all directors are entitled to be paid by us for reasonable travel accommodations and other expenses incurred by the directors in attending Company meetings, board meetings, committee meetings or while engaged in our business and such amounts will be excluded from that aggregate fixed sum of remuneration.
Additionally, in accordance with our Constitution, a director may be paid a benefit upon retiring from the office of director, as determined by the board, but subject to the limits and other requirements set forth in the Corporations Act and the ASX Listing Rules.
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, the management and control of our business affairs are vested in our board. The board has the power to raise or borrow money. The board may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.
Retirement of Directors
Pursuant to our Constitution, one third of directors other than the director who is the Chief Executive Officer, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third of that number must retire from their office as a director. The directors who retire in this manner are required to be the director or directors longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected.
Share Qualifications
Our Constitution provides that we may fix a share qualification for our directors in general meeting. However, there are currently no requirements for directors to own our shares or any other securities of the Company in order to qualify as directors.
Rights and Restrictions on Classes of Shares
Subject to the Corporations Act and the ASX Listing Rules (which contain no overriding provisions as of the date of this prospectus), rights attaching to our shares are detailed in our Constitution. Our Constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board may determine from time to time. Except as provided by contract or by our Constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.
Dividend Rights
The board may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our Constitution.
Voting Rights
Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting. Only matters included in the relevant notice of meeting may be voted upon, and only shareholders with at least 5% of the voting power that may be cast at a general meeting (whether AGM or EGM) or alternatively, any 100 shareholders (irrespective of their individual or collective voting power) may call a general meeting (whether AGM or EGM) and include matters to be voted upon in the related notice.
Right to Share in our Profits
Subject to the Corporations Act (which contains no overriding provisions as of the date of this prospectus) and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the shareholders. However, no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.
Rights to Share in the Surplus in the Event of Liquidation
Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, our creditors and any other class of security holders may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation.
Liquidation Provisions
Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, our creditors and any other class of security holders may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation.
Redemption Provisions
Under our Constitution and subject to the Corporations Act (which contains no overriding provisions as of the date of this prospectus):
•
  the Company is able to redeem and cancel ordinary shares, subject to obtaining the necessary and prior shareholder approval; and
•
  any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed, without shareholder approval.

Sinking Fund Provisions
There are no sinking fund provisions in our Constitution in relation to ordinary shares.
Liability for Further Capital Calls
According to our Constitution, the board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares, subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment. Failure to pay a call will result in disqualification of the right to exercise voting rights that attach to the applicable shares and ultimately, forfeiture of those shares.
Variation of Share Rights
Our Constitution and the Corporations Act both provide that unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the ASX Listing Rules (which contain no overriding provisions as of the date of this prospectus), be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class.
Provisions Discriminating Against Holders of a Substantial Number of Shares
There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our shares.
General Meetings of Shareholders
General meetings of shareholders may be called by any director, the board or upon the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. A minimum of twenty-eight days’ notice of the proposed meeting of our shareholders is required under the Corporations Act.
According to our Constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our shareholders or a proxy, attorney or representative of one of our shareholders.
Foreign Ownership Regulation
There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia) (“FATA”). Generally, the FATA applies to acquisitions or proposed acquisitions:
•
  by a foreign person, as defined in the FATA, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and
•
  by non-associated foreign persons which would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.
The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.
However, as a matter of current policy, the provisions of FATA do not apply to any U.S. resident investor that acquires a shareholding in an Australian incorporated company that has a market capitalized value of less than A$1,078 million (and A$248 million in regard to companies whose business are in deemed “prescribed sensitive sectors”).
Ownership Threshold
There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our shares. In addition, under the ASX Listing Rules, each director must disclose to the ASX any dealing that he or she, and any of their respective associates has, in any dealing with respect to our shares or other securities. Upon becoming a U.S. public company, our shareholders will be subject to additional disclosure requirements, including those required by U.S. federal securities laws.
Issues of Shares and Change in Capital
Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law (which contain no overriding provisions as of the date of this prospectus) including relevant shareholder approvals, we may:
•
  at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no cash consideration is payable to MOKO), preference shares and partly paid shares; and
•
  consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors) or buy-back our shares whether under an equal access buy-back or on a selective basis.
Change of Control
Takeovers of Australian public companies that have more than 50 members are regulated by, amongst other things, the Corporations Act which prohibits the acquisition of a relevant interest in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions. Generally, and without limitation, a person will have a “relevant interest” in securities if they:
•
  are the holder of the securities;
•
  have power to exercise, or control the exercise of, a right to vote attached to the securities; or
•
  have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If at a particular time a person has a relevant interest in issued securities and the person:
•
  has entered or enters into an agreement with another person with respect to the securities;
•
  has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

•
  has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,
•
  the other person is also taken to have acquired a relevant interest in the securities that are the subject of an abovementioned act, at the time that such act occurs.
There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:
•
  when the acquisition results from the acceptance of an offer under a formal takeover bid;
•
  when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•
  when the dis-interested shareholders of the target company approve the takeover by resolution passed at general meeting;
•
  an acquisition by a person if, throughout the six months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3% higher than they had six months before the acquisition;
•
  as a result of a rights issue;
•
  as a result of dividend reinvestment schemes;
•
  as a result of underwriting arrangements;
•
  through operation of law;
•
  an acquisition which arises through the acquisition of a relevant interest in another listed company;
•
  arising from an auction of forfeited shares; or
•
  arising through a compromise, arrangement, liquidation or buy-back.
Breaches of the takeovers provisions of the Corporations Act are criminal offences. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.
Access to and Inspection of Documents
Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspection by shareholders or the general public. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.
CHESS
We participate in the electronic transfer system known as the Clearing House Electronic Sub-Register System (“CHESS”), operated by ASX Settlement and Transfer Corporation Pty Limited (“ASTC”). ASTC provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. CHESS is an automated, electronic transfer and settlement system with no requirement for the delivery or issue of physical title or transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder’s name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month with an amended balance. Shareholders may also request statements at any other time (subject to payment of a small administration fee).
Exemptions from Certain NASDAQ Corporate Governance Rules
Subject to certain exceptions, The NASDAQ Stock Market LLC (“NASDAQ”) permits foreign private issuers to follow home country governance practices in lieu of the practices mandated by NASDAQ rules, provided that the foreign private issuer furnishes NASDAQ with a letter from home country counsel confirming that the practices tht will be followed are not prohibited by home country law. Set forth below is a brief description of certain NASDAQ requirements and the Australian corporate practice or the ASX requirement that we intend to follow in lieu of the applicable NASDAQ rule. We will furnish NASDAQ with a letter from our Australian counsel confirming that each of the practices we intend to follow is not prohibited by Australian law or the ASX Listing Rules.
•
  We seek exemption from the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Neither Australian law nor the ASX Listing Rules require executive sessions of the independent directors. Accordingly, we seek to claim this exemption.
•
  We seek exemption from NASDAQ’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, our Constitution provides that five shareholders present shall constitute a quorum for a general meeting. NASDAQ requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to NASDAQ’s quorum requirements, we seek to claim this exemption.
•
  We seek exemption from the NASDAQ requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ to the NASDAQ requirements, with the former requiring prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules), (iii) directors or their associates acquiring securities under any circumstances, other than in the sole capacity as an existing security holder, (iv) issues that are likely to alter the nature or scale of the issuer and (v) issues that are or will result in one shareholder acquiring voting or investment power in more than 20% by number of the voting shares in the issuer’s capital. Applicable Australian law, ASIC Regulatory Guidelines and ASX Listing Rules also provide for executive and employee equity incentive plans involving the issue of shares or other securities to directors and employees being capped at, in aggregate, 5% of the total number of shares on issue (on a fully diluted basis). Otherwise, the company may be required to issue a prospectus in regard to any such issue.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 20 shares (or a right to receive 20 shares) deposited with principal Melbourne office of National Australia Bank, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.
You may hold ADSs either (A) directly (i) by having ADSs registered in your name in the Direct Registration System (“DRS”), or (ii) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
The DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
As an ADS holder, you will not be treated as one of our registered shareholders and you will not have direct shareholder rights. Australian law governs our direct shareholders’ rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.
The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to the registration statement that includes this prospectus. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs represent.
Cash.   The depositary will convert any cash dividend, amounts received upon redemption or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement permits the depositary to distribute the A$ or other foreign currency only to those ADS holders to whom it is possible to do so. The depositary will hold the A$ or other foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the A$ or other foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the A$ or other foreign currency, you may lose some or all of the value of the distribution.

Shares.   The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or other distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.
Rights to Purchase Additional Shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf upon your instruction. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. The depositary will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In such a case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed for cash and distribute the net proceeds, in the same way as it does with cash dividends. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership as our agent with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender the ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.
The depositary will try, as far as practical, subject to the laws of Australia and of our memorandum of association and articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that: (i) we do not wish such proxy given, (ii) substantial opposition exists as to a particular question, or (iii) such question materially and adversely affects the rights of shareholders. The depositary will only vote or attempt to vote as instructed or as described in the preceding sentence.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
$0.05 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADSs per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
	•	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other services providers that are affiliates of the depositary and that may earn or share fees or commissions.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by the ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers; Redemption of Deposited Securities

If we:
•	Change the nominal or par value of our shares
•	Reclassify, split up or consolidate any of the deposited securities
•	Distribute securities on the shares that are not distributed to you
•	Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

Then:
•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
•
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If the depositary receives notice that deposited securities are to be redeemed in a transaction that is mandatory for the depositary, the depositary will notify the ADS holders and call for surrender of a corresponding number of ADSs, and those ADSs will be converted into a right only to receive the redemption price. Upon redemption of deposited securities, the depositary will pay the proceeds, after deduction of its fees for the surrender of ADS and expenses, to the holders of ADSs that were called for redemption upon surrenders of those ADSs. If less than all the ADSs are to be redeemed, the depositary will allocate the ADSs to be redeemed among all ADS holders pro-rata to their respective holdings, except that allocations may be adjusted so that no fractions of ADSs will be redeemed.
Amendment and Termination
How may the Deposit Agreement be amended?
We may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.
How may the Deposit Agreement be terminated?
The depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.
After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
  are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith and are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;
•
  are not liable if we or it exercises discretion permitted under the Deposit Agreement;
•
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
•
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;
•
  may rely upon any advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any person in whose name the ADSs are registered on the books of the depositary or any other person believed by us or it in good faith to be competent to give such advice or information.
In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•
  payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•
  compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADRs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.
•
  When you owe money to pay fees, taxes and similar charges.
•
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs
The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to generally no more than 30%, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“Profile”) will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Listing
We have applied to list the ADSs on the Nasdaq Global Market under the symbol “MOKO”.

TAXATION
Australian Tax Consequences
In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as is currently in effect, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or ordinary shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or ordinary shares.
References to “MOKO” in this section headed “Australian Tax Consequences” refer to MOKO Social Media Limited.
Nature of ADSs for Australian Taxation Purposes
Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax already paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders may (subject to the relevant tax treaties – see below) be subject to dividend withholding tax, but only to the extent the dividends are not franked.
Unfranked dividends paid to a non-Australian shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled, is 15%, where the U.S. resident is not a company or holds less than 10% of the voting rights in the applicable company, or 5% where the U.S. resident is a company and holds 10% or more of the voting rights in the applicable company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the holder of the ADSs in Australia and through which that holder carries on business.
Tax on Sales or other Dispositions of Shares — Capital Gains Tax (CGT)
Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of the ADSs or ordinary shares, unless they, together with associates, hold 10% or more of MOKO’s issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of those ADSs or shares at the time of disposal are wholly or principally attributable to Australian real property assets.
Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012 – 2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

The effect of these changes is to:
•
  Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and
•
  Remove the CGT discount for discount capital gains for foreign resident individuals that arise after May 8, 2013.
Foreign resident individuals will still have access to a discount on discount capital gains accrued prior to May 8, 2012 provided they choose to obtain a market valuation for their assets as at that date.
Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account
Some non-Australian resident shareholders may hold shares or ADSs on revenue rather than on capital account, for example, share traders. These shareholders may have the capital gains made on the sale or other disposal of the shares or ADSs included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.
Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares or ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.
To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
Dual Residency
If a shareholder was a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.
Conduit Foreign Income (CFI)
CFI is that part of MOKO’s earnings which are derived from operations located outside Australia. Australian withholding tax is not payable on unfranked dividends to non-Australian resident shareholders, to the extent that those dividends represent CFI. To the extent that MOKO’s revenues are earned from operations located outside Australia, no franking credits will be available.
Stamp Duty
A transfer of shares or ADSs of a company listed on the ASX – as is MOKO – is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.
Australian Death Duty
Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares or ADSs. The disposal of inherited shares or ADSs by beneficiaries may, however, give rise to a capital gains tax liability.

Goods and Services Tax
The issue or transfer of shares or ADSs will not incur Australian goods and services tax and does not require a shareholder to register for Australian goods and services tax purposes.
U.S. Federal Income Taxation
General
The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs or ordinary shares covered by this prospectus. As used in this discussion, references to “we,” “us” or “our” refer to MOKO Social Media Limited.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ADSs or ordinary shares that is for U.S. federal income tax purposes:
•
  an individual citizen or resident of the United States;
•
  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
  a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
A beneficial owner of the ADSs or ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of the ADSs or ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ADSs pursuant to this offering and own and hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•
  financial institutions or financial services entities;
•
  broker-dealers;
•
  persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•
  tax-exempt entities;
•
  governments or agencies or instrumentalities thereof;
•
  insurance companies;
•
  regulated investment companies;
•
  real estate investment trusts;
•
  certain expatriates or former long term residents of the United States;

•
  persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ADSs);
•
  persons that acquired the ADSs or ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
•
  persons that hold the ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
•
  persons whose functional currency is not the U.S. dollar;
•
  passive foreign investment companies; or
•
  controlled foreign corporations.
The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. This discussion also assumes that the ADSs will represent only ordinary shares in us and will not represent cash or any other type of property. For U.S. federal income tax purposes, a holder of the ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released, or by future actions of the U.S. Treasury Department.
This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ADSs or ordinary shares. This discussion also does not address the tax treatment of any taxes, fees or expenses that may be payable by an ADS holder pursuant to the Deposit Agreement. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ADSs or ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ADSs or ordinary shares will be in U.S. dollars.
We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
EACH PROSPECTIVE INVESTOR IN OUR ADSs OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.
U.S. Holders
Taxation of Cash Distributions Paid on ADSs or Ordinary Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of the ADSs or ordinary shares. A cash distribution on the ADSs or ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or ordinary shares.
With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Double Taxation Convention between Australia and the United States (the ‘‘U.S.-Australia Tax Treaty’’), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if the ADSs and ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the U.S.-Australia Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although we have applied to have the ADSs listed and traded on the NASDAQ Global Market, we cannot guarantee that our application will be approved or, if approved, that the ADSs will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to the ADSs or ordinary shares.
If an Australian withholding tax applies to cash dividends paid to a U.S. Holder on our ADSs or ordinary shares, as discussed in “Australian Tax Consequences” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Australian tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-Australia Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-Australia Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Australian tax and their eligibility for the benefits of the U.S.-Australia Tax Treaty.
Taxation on the Disposition of ADSs or Ordinary Shares
Upon a sale or other taxable disposition of the ADSs or ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares.
The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ADSs or ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.
If an Australian capital gains or income tax applies to any gain from the disposition of our ADSs or ordinary shares by a U.S. Holder, as discussed in “Australian Tax Consequences” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Australian tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the U.S.-Australia Tax Treaty, if such holder is considered a resident of the United

States for purposes of, and otherwise meets the requirements of, the U.S.-Australia Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Australian tax and their eligibility for the benefits of the U.S.-Australia Tax Treaty.
Additional Taxes
U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ADSs or ordinary shares, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”) rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ADSs or ordinary shares.
Passive Foreign Investment Company Rules
A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.
Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ADSs or ordinary shares, and the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:
•
  any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and
•
  any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).
Under these rules,
•
  the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•
  the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•
  the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.
In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ADSs or ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.
If a U.S. Holder has made a QEF election with respect to the ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such ADSs or ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ADSs or ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ADSs or ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ADSs or ordinary shares in a QEF.
Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held the ADSs or ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ADSs or ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ADSs or ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such ADSs or ordinary shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a

“purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ADSs or ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held the ADSs or ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ADSs or ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ADSs or ordinary shares by the amount of gain recognized and will also have a new holding period in its ADSs or ordinary shares for purposes of the PFIC rules.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns ADSs or ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ADSs or ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ADSs or ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ADSs or ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of its taxable year over the adjusted tax basis in its ADSs or ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ADSs or ordinary shares over the fair market value of its ADSs or ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares will be treated as ordinary income.
The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to have the ADSs listed and traded on the NASDAQ Global Market, we cannot guarantee that our application will be approved or, if approved, that the ADSs will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ADSs or ordinary shares under their particular circumstances.
If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of the ADSs or ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) ADSs or ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ADSs or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to the ADSs or ordinary shares under their particular circumstances.

Non-U.S. Holders
Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ADSs or ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).
In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ADSs or ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).
Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Backup Withholding and Information Reporting
In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on the ADSs or ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ADSs or ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the ADSs or ordinary shares.
Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to cash dividends paid on the ADSs or ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of the ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:
•
  fails to provide an accurate taxpayer identification number;
•
  is notified by the IRS that backup withholding is required; or
•
  in certain circumstances, fails to comply with applicable certification requirements.
A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING
Subject to the terms and conditions in an underwriting agreement by and between us and Northland Capital Markets who is acting as the sole book-running manager and representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ADSs set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of ADSs
Northland Capital Markets

Total

The underwriters have agreed to purchase all of the ADSs offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase the ADSs, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.
The ADSs should be ready for delivery on or about          , 2014, against payment in immediately available funds. The underwriters may reject all or part of any order.
Neither the underwriters nor any of their respective affiliates have provided any services to us or our affiliates in the past.
Northland Capital Markets is the trade name for certain capital markets activities and investment banking services of Northland Securities, Inc., member FINRA/SIPC.
Commissions and Discounts
The underwriting discount is equal to the public offering price per ADS, less the amount paid by the underwriters to us per ADS. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $          . This estimate includes $300,000 of fees and expenses of the underwriters, which includes the fees and expenses of underwriters’ counsel. We have agreed to reimburse up to a maximum of $300,000 of the accountable expenses of the underwriters in connection with this offering. In connection with the successful completion of this offering, for the price of $50, Northland may purchase a warrant to purchase ordinary shares or ADSs equal to 3.0% of the ordinary shares issued in this offering on the terms described below under “Underwriting – Representative’s Warrant.” Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.
We will pay the representative an advance of $30,000, which advance will be applied to the expense allowance described above at the closing of the offering, or refunded to us (less any out-of-pocket accountable expenses actually incurred by the representative in connection with the offering) in the event the offering is not completed.
We also have agreed that, upon successful completion of this offering, for a period of 12 months from the effective date of the registration statement related to this offering, if we receive a bona fide offer from a third party to act (i) as lead or book-running manager or agent of any offering or placement of our securities or (ii) as our financial advisor in respect of any acquisition or sale of all or a portion of the Company, which we are willing to accept, we will offer to engage Northland Capital Markets on the same terms and conditions. In accordance with FINRA rule 5110(f)(2)(F)(ii), Northland Capital Markets may not receive more than one fee or payment in connection with waiving or terminating this right of first refusal.
The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Total
	Per ADS	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The representative may offer some of the ADSs to other securities dealers at the public offering price less a concession of $       per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $       per share to other dealers. After the ADSs are released for sale to the public, the representative may change the offering price and other selling terms at various times.
Determination of Offering Price
The representative has advised us that the underwriters propose to offer the ADSs directly to the public at the estimated public offering price range set forth on the cover page of this preliminary prospectus. That price range and the public offering price are subject to change as a result of market conditions and other factors.
Prior to this offering, the ADSs were thinly traded on the OTC Bulletin Board. Although the ADSs are quoted in the OTC Bulletin Board, those quotations were not considered particularly relevant in determining the public offering price because there was no active trading market for the ADSs before July 2010 and since then, the trading market for the ADSs has been generally inactive and illiquid. See “Market Information.” The public offering price of the ADSs was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the ADSs included:
•
  the information in this prospectus and otherwise available to the underwriters, including our financial information;
•
  the history and the prospects for the industry in which we compete;
•
  the ability of our management;
•
  the prospects for our future earnings;
•
  the present state of our development and our current financial condition;
•
  the general condition of the economy and the securities markets in the United States at the time of this offering;
•
  the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
•
  other factors as were deemed relevant.
We cannot be sure that the public offering price will correspond to the price at which the ADSs will trade in the public market following this offering or that an active trading market for the ADSs will develop or continue after this offering.

Over-allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of     additional ADSs from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase the ADSs covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $     million and the total proceeds to us will be $     million, based on the assumed initial public offering price of US$     per ADS (the mid-point of the estimated offering price range set forth in the front cover of this prospectus) and assuming the number of ADSs issued in this offering does not change. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional ADSs proportionate to the underwriter’s initial amount reflected in the table above.
Representative’s Warrant
We have also agreed to issue to Northland Capital Markets, for a price of $50, a warrant to purchase a number of ADSs equal to an aggregate of 3% percent of the aggregate number of ADSs sold in the offering. The warrants will have an exercise price equal to 125% of the offering price of the ADSs sold in this offering. The warrants are exercisable commencing one year after the effective date of the registration statement related to this offering, and will be exercisable for five years thereafter. The warrants are not redeemable by us. The warrants and the securities acquirable upon exercise thereof will be registered pursuant to the registration statement of which this prospectus is a part. Pursuant to applicable FINRA rules, and in particular Rule 5110, the warrants (and underlying ADSs) issued to Northland Capital Markets may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, that the warrants (and underlying shares) may be transferred to officers or directors of Northland Capital Markets and members of the underwriting syndicate and their affiliates as long as the warrants (and underlying ADSs) remain subject to the lockup.
Lock-up Agreements
We have agreed with the underwriters that we will not, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of ordinary shares or any securities that are convertible into or exercisable or exchangeable for ordinary shares, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) ordinary shares or depositary shares representing our ordinary shares; (2) shares of our subsidiaries or controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such ordinary shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of our directors and executive officers and each beneficial owner of 10% or more of our ordinary shares will abide by similar 180-day lock-up agreement with respect to ordinary shares, depositary shares representing the ADSs and securities that are substantially similar to the ordinary shares or depositary shares representing our ordinary shares, subject to customary exceptions for transfers among affiliates. The restrictions of our lock-up agreement do not apply to: (1) the issuance of securities pursuant to our employee share incentive plan outstanding on the date of this prospectus of which the underwriters have been advised in writing and which is described in this prospectus, and (2) a transfer by us to our affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restrictions set forth in the lock-up agreement to which we are subject. At least two business days before the release or waiver of any lock-up restriction on the transfer of our shares by any of our directors or officers, the representative will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

AISG and Director and Officer Indications of Interest
Pursuant to our agreement with AISG, we granted AISG the right to purchase up to $500,000 of our securities in connection with our listing on the NASDAQ Stock Market on the same terms provided to other investors participating in the capital raise in connection with our listing. If AISG exercises this right, the underwriter intends to sell ordinary shares in the form of ADSs to AISG from the ADSs offered by this prospectus to satisfy this obligation.
In addition, certain of our directors and officers have indicated an interest in purchasing an aggregate of approximately $          million of ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriter may determine to sell more, less or no shares in this offering to any of these directors and officers, or any of these directors or officers may determine to purchase more, less or no shares in this offering.
Indemnification and Contribution
The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.
Short Sales, Stabilizing Transactions and Penalty Bids
In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares or the ADSs during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.
Short sales.   Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase ADSs or purchasing ordinary shares or ADSs in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares or ADSs available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares or ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.
Stabilizing transactions.   The underwriters may make bids for or purchases of ordinary shares or ADSs for the purpose of pegging, fixing, or maintaining the price of the ordinary shares or ADSs, so long as stabilizing bids do not exceed a specified maximum.
Penalty bids.   If the underwriters purchase ordinary shares or ADSs in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those ordinary shares or ADSs as part of this offering. Stabilization and syndicate covering transactions may cause the price of the ordinary shares or ADSs to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the ordinary shares or ADSs if it discourages resales of ordinary shares or ADSs.
The transactions above may occur on the NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares or the ADSs. If these transactions are commenced, they may be discontinued without notice at any time.

Miscellaneous
A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. These websites and the information contained on these websites, or connected to these websites, are not incorporated into and are not a part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.
The underwriters have informed us that they do not expect to confirm sales of ADSs offered by this prospectus to accounts over which they exercise discretionary authority.
Notice to Overseas Investors
Australia
This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain limited categories of persons ordinarily resident in Australia, and in respect of whom, the Company is exempted from the obligation to issue a prospectus or other disclosure document. Accordingly, if you receive this document in Australia, you thereby:
a.    confirm and warrant that you are either:
i.   a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);
ii.   a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
iii.   a person associated with the Company under section 708(12) of the Corporations Act; or
iv.   a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act; and
b.   warrant and undertake to the Company that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act (the “Resale Undertaking”),
and to the extent that you are unable or unwilling to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, and/or that you are unable or unwilling to give the Resale Undertaking in accordance with its terms and conditions, any offer made to you under this document is void and incapable of acceptance.

LEGAL MATTERS
The validity of the ADSs and certain legal matters with respect to United States law will be passed upon for us by Loeb & Loeb LLP, New York, New York. The validity of the ordinary shares and other legal matters in connection with this offering with respect to Australia law will be passed upon for us by Addisons Lawyers, Australia. Faegre Baker Daniels LLP, Minneapolis, Minnesota, has acted as counsel to the underwriters in this offering.
EXPERTS
The consolidated financial statements of MOKO Social Media Limited as of June 30, 2013 and 2012, and for each of the years in the two-year period ended June 30, 2013 included in the Registration Statement have been so included in reliance upon the report of BDO East Coast Partnership, an independent registered public accounting firm, (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere in the Registration Statement, and on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ADSs, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.
Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20 F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.
EXPENSES RELATING TO THIS OFFERING
The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$1,288
Financial Industry Regulatory Authority filing fee	2,000
NASDAQ listing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees
Other fees and expenses
Total

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Sydney, Australia
We have audited the accompanying consolidated statements of financial position of MOKO Social Media Limited as of June 30, 2013 and 2012 and the related consolidated statement of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the two years ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MOKO Social Media Limited. at June 30, 2013 and 2012 and the results of its operations and its cash flows for each of the two years ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting standards Board.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows and working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
BDO EAST COAST PARTNERSHIP
Sydney, Australia
September 30, 2013, except for the post balance sheet events discussed in Note 31 to the consolidated financial statements, as to which the date is February 28, 2014

Consolidated Statements of profit or loss and
other comprehensive income
For the year ended 30 June 2013

			Consolidated
	Note		2013	2012
			$	$
Revenue from continuing operations	5		6,020,593	1,722,484
Other income and revenue	5		8,813	62,627
Fair value gain on deferred consideration			1,829,653	—
Expenses
Costs of providing services			(4,330,167)	(839,032)
Computer expenses			(665,957)	(863,926)
Marketing expenses			(320,481)	(500,861)
Travel and entertainment expenses			(202,815)	(324,640)
Occupancy expenses			(119,262)	(46,199)
Administration expenses			(332,800)	(356,059)
Exchange loss			(238,717)	(44,680)
Finance costs			(210,572)	(239)
Legal and professional fees			(1,640,327)	(564,914)
Employee benefits expenses	6		(2,510,446)	(2,224,901)
Share based payments	6		(434,743)	(289,413)
Depreciation and amortisation	6		(1,067,523)	(179,433)
Impairment of goodwill	6		(1,487,137)	—
Loss before income tax benefit from continuing operations			(5,701,888)	(4,449,186)
Income tax benefit	7		990,594	565,849
Loss after income tax benefit from continuing operations			(4,711,294)	(3,883,337)
(Loss)/profit after income tax expense from discontinued operations	33		(1,566,785)	1,451,091
Loss after income tax for the year			(6,278,079)	(2,432,246)
Other comprehensive income
Exchange differences on translation of foreign operations			853,663	—
Total comprehensive loss for the year			(5,424,416)	(2,432,246)
Total comprehensive loss for the year is attributable to:
Continuing operations			(3,857,631)	(3,883,337)
Discontinued operations			(1,566,785)	1,451,091
Owners of MOKO Social Media Limited			(5,424,416)	(2,432,246)
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited
Basic/Diluted EPS (cents per share)	28 (a	)	(1.54)	(3.00)
Earnings per share from discontinued operations attributable to the owners of MOKO Social Media Limited
Basic/Diluted EPS (cents per share)	28 (b	)	(0.51)	1.12
Earnings per share for loss attributable to the owners of MOKO Social Media Limited
Basic/Diluted EPS (cents per share)	28 (c	)	(2.05)	(1.88)

These financial statements should be read in conjunction with the accompanying notes.

Consolidated Statements of financial position
As at 30 June 2013

		Consolidated
	Note	2013	2012
		$	$
Current assets
Cash and cash equivalents	8	2,519,186	1,573,783
Trade and other receivables	9	823,898	2,677,021
Other current assets	10	153,236	341,718
Total current assets		3,496,320	4,592,522
Non-current assets
Property, plant and equipment	11	72,662	793,339
Intangibles	12	4,410,248	974,681
Total non-current assets		4,482,910	1,768,020
Total assets		7,979,230	6,360,542
Current liabilities
Deferred consideration	14	1,430,252	—
Trade and other payables	15	1,814,544	2,141,895
Borrowings	16	1,136,390	—
Employee benefits	17	134,048	207,054
Provisions	18	264,912	—
Income tax provision		279,808	—
Total current liabilities		5,059,954	2,348,949
Non-current liabilities
Employee benefits	17	45,904	29,714
Deferred tax liability		—	89,750
Total non-current liabilities		45,904	119,464
Total liabilities		5,105,858	2,468,413
Net assets		2,873,372	3,892,129
Equity
Issued capital	19	24,656,473	20,685,557
Reserves	20	3,674,208	2,385,802
Accumulated losses	21	(25,457,309)	(19,179,230)
Total equity		2,873,372	3,892,129

These financial statements should be read in conjunction with the accompanying notes.

Consolidated Statements of changes in equity
For the year ended 30 June 2013

Consolidated	Issued Capital	Foreign Currency Translation Reserve	Share Based Payments Reserve	Accumulated losses	Total
	$	$	$	$	$
Balance at 30 June 2011	15,603,025	—	1,989,462	(16,746,984)	845,503
Loss after income tax expense for the year	—	—	—	(2,432,246)	(2,432,246)
Other comprehensive income	—	—	—	—	—
Total comprehensive loss for the year	—	—	—	(2,432,246)	(2,432,246)
Transactions with owners in their capacity as owners
Issue of shares	5,313,465	—	—	—	5,313,465
Capital raising costs	(268,683)	—	—	—	(268,683)
Convertible notes	37,750	—	(37,750)	—	—
Share based payments	—	—	472,905	—	472,905
Foreign exchange	—	(38,815)	—	—	(38,815)
Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	3,892,129
Loss after income tax expense for the year	—	—	—	(6,278,079)	(6,278,079)
Other comprehensive income	—	853,663	—	—	853,663
Total comprehensive loss for the year	—	853,663	—	(6,278,079)	(5,424,416)
Transactions with owners in their capacity as owners
Issue of shares	4,228,250	—	—	—	4,228,250
Capital raising costs	(257,334)	—	—	—	(257,334)
Share based payments	—	—	434,743	—	434,743
Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	2,873,372

These financial statements should be read in conjunction with the accompanying notes.

Consolidated Statements of cash flows
For the year ended 30 June 2013

		Consolidated
	Note	2013	2012
		$	$
Cash flows from operating activities
Net receipts from customers		19,685,705	10,941,130
R&D tax offset received		1,008,231	566,742
Export market development grant received		—	26,947
Payments to suppliers and employees		(22,365,381)	(14,901,458)
Interest received		8,813	35,927
Interest and other finance costs paid		(95,727)	—
Income taxes paid		(10,517)	—
Net cash used in operating activities	23	(1,768,876)	(3,330,712)
Cash flows from investing activities
Payment for acquisition of business, net of cash acquired		(1,352,620)	839,608
Payment for property, plant and equipment		(89,854)	(177,929)
Payments for disposal of subsidiary	33	(342,636)	—
Net cash (used in)/from investing activities		(1,785,110)	661,679
Cash flows from financing activities
Proceeds from issue of shares		3,456,961	2,607,275
Share issue transaction costs		(229,668)	(214,475)
Proceeds from borrowings		1,269,565	—
Net cash provided by financing activities		4,496,858	2,392,800
Net increase/(decrease) in cash and cash equivalents		942,872	(276,233)
Cash and cash equivalents at the beginning of the year		1,573,783	1,925,626
Effects of exchange rate changes on cash		2,531	(75,610)
Cash and cash equivalents at end of the year	8	2,519,186	1,573,783

These financial statements should be read in conjunction with the accompanying notes.

Notes to the financial statements
For the year ended 30 June 2013
Note 1:   Significant accounting policies
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
Reporting entity
MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2013 comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in delivering mobile social networking services to global consumers within the youth and young adult demographic.
In the reported fiscal years this comprised the three main business lines of:
Mobile Social — MOKO’s proprietary mobile social networks and community and chat products within Australia, the U.K. and U.S. MOKO’s revenues were generated through short term user subscription models that are typically billed directly to a user’s mobile phone account which enables them to access and participate in mobile chat and share communities. The Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Advertising — MOKO’s proprietary U.S. mobile adnetwork ‘‘OfferMobi’’, which to date has worked with performance based advertisers seeking specific audiences for their offers and publishers in identifying the right advertisement/offers for the audiences they have.
Mobile Content — MOKO’s U.K. division that bundles and sells entertainment products direct to mobile on a pay as you go basis. This business line was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and re-focus on Customized Mobile Social Advertising in the U.S. market.
The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2013.
Basis of preparation
Statement of compliance
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).
Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.
Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

Going concern
The Consolidated Entity is a mid-stage technology business, and for most of 2012/2013 financial year was operating on a negative operating cash flow basis. Net cash used in operations for the year ended 30 June 2013 was $1,768,876 (2012: $3,330,712). The Consolidated Entity made an operating loss of $6,278,079 for the year ended 30 June 2013 (2012: $2,432,246) and at 30 June 2013 had net current liabilities of $1,563,634 (2012: $2,243,573 net assets).
For the Consolidated Entity to achieve operating profitability, the Consolidated Entity requires an increase in revenue from both its existing businesses and further operations, including the new REC*IT project.
Management have plans in place that if successful in their execution, should see the Consolidated Entity trading profitably in the 2014/15 financial year and together with raising sufficient funds for expansion of the Consolidated Entity’s operations, the Directors believe the Consolidated Entity can continue to meet its debts as and when they become due and payable.
In addition to the new strategy built around REC-IT, the Consolidated Entity is initiating a new business model which forecasts for the Consolidated Entity to be cash accretive, which will ensure that the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on the going concern basis. However, should these forecasts not eventuate; there will be a material uncertainty which casts substantial doubt over the ability of the Consolidated Entity to continue as a going concern. No allowance for such circumstances has been made in the financial report.
Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.
New accounting standards and interpretations
The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.
Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.
The following Accounting Standards and Interpretations are most relevant to the consolidated entity:
AASB 2010-8 Amendments to Australian Accounting Standards — Deferred Tax: Recovery of Underlying Assets
The consolidated entity has applied AASB 2010-8 amendments from 1 July 2012. These amendments offer a practical approach for the measurement of deferred tax relating to investment properties measured at fair value, property, plant and equipment and intangible assets measured using the revaluation model.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

The measurement of deferred tax for these specified assets is based on the presumption that the carrying amount of the underlying asset will be recovered entirely through sale, unless the entity has clear evidence that economic benefits of the underlying asset will be consumed during its economic life.
AASB 2011-9 Amendments to Australian Accounting Standards — Presentation of Items of Other Comprehensive Income
The consolidated entity has applied AASB 2011-9 amendments from 1 July 2012. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be ‘recycled’ to the profit or loss (reclassification adjustments). The change provides clarity about the nature of items presented as other comprehensive income and the related tax presentation. The amendments also introduced the term ‘Statement of profit or loss and other comprehensive income’ clarifying that there are two discrete sections, the profit or loss section (or separate statement of profit or loss) and other comprehensive income section.
Parent entity information
In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 26.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2013 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the ‘Consolidated Entity’.
Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.
The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the ‘business combinations’ accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.
Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit and loss and other comprehensive income and statement of financial position of the Consolidated Entity. Losses incurred by the Consolidated Entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.
Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, is the Board of Directors.
Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Australian dollars, which is MOKO Social Media Limited’s functional and presentation currency.
The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
All Night Media Ltd	Great British Pounds (GBP)

The functional currencies of the overseas subsidiaries are translated to the presentation currency.
Foreign currency transactions
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss and other comprehensive income.
Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit and loss and other comprehensive income.
Exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the statement of profit and loss and other comprehensive income in the period in which the operation is disposed.
Revenue and other income
Revenue is recognised when it is probable that the economic benefit will flow to the Consolidated Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.
Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 — “Revenue”.
MOKO generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, who provide MOKO’s customers with access to it’s products. ’Aggregators’ provide billing services on behalf of the carriers.
All revenue is stated net of the amount of goods and services tax (GST).
Rendering of services
The Company recognizes revenue based on the activity of mobile users viewing advertisements through developer applications and mobile websites. Revenues are recognized when the related advertising services are delivered based on the specific terms of the advertising contract, which are commonly based on the number of advertisements delivered, or views, clicks or actions by users on mobile advertisements. The Company recognizes revenue based on these terms because the services have been provided, the fees the Company charges are fixed or determinable, contractual evidence of an arrangement exists, and collectability is reasonably assured.
Interest
Interest revenue is recognised on a proportional basis to the interest rates applicable to the financial assets.
Other income
Other income is recognised when it is received or when the right to receive payment is established.
Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the Statement of Profit and Loss and Other Comprehensive Income over the period necessary to match them with the costs that they are intended to compensate.
Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
Discontinued operations
A discontinued operation is a component of the consolidated entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.
Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Statement of Financial Position.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are generally due for settlement within 30 days. Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is raised when there is objective evidence that the Consolidated Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the impairment is recognised in the Statement of Profit or Loss and Other Comprehensive Income.
Other receivables are recognised at amortised cost, less any provision for impairment.
Property, plant and equipment
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.
Plant and equipment are measured on the cost basis. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.
Depreciation
The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the Company commencing from the time the asset is held ready for use.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Furniture and fittings	11 1∕2% – 30%
Computer equipment	37 1∕2% – 60%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the Statement of Profit or Loss and Other Comprehensive Income.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.
Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.
Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership at the end of the lease term.
Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the term of the lease.
Intangible assets
Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangibles are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.
Goodwill
Goodwill arises on the acquisition of a business combination. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate(1)
Intellectual Property	20%
Capitalised product development	100%-expensed within 1 year
Customer contracts	50%
Software	100%-expensed within 1 year

(1)
  Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets.
Research and development
Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Consolidated Entity is able to use or sell the asset; the Consolidated Entity has sufficient resources; and intent to complete the development and its costs can be measured reliably. Capitalised development costs are amortised on a straight line basis over the period of their expected benefit.
Customer contracts
Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.
Software
Software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.
Impairment of non-financial assets
Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
Recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.
Trade and other payables
These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
Compound financial instruments
Compound financial instruments issued by the Consolidated Entity comprise convertible notes that can be converted to share capital at the option of the Consolidated Entity, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carry amounts.
Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method until extinguished on conversion or upon the instruments reaching maturity. The equity component of a compound financial instrument is not measured subsequent to initial recognition. Distributions to the convertible note holders are recognised against equity.
Employee benefits
Provision is made for the Consolidated Entity’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the government bond discount rates with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Share based payments
When goods or services received are acquired in a share-based payment transaction, they are recognised as expenses or assets, as determined by the nature of the goods or services received, over the vesting period attached to the equity instrument acquired in the transaction. A corresponding increase is recognised in equity.
The goods or services are measured by reference to the fair value of goods or services received, or where this is not possible, indirectly, by reference to the equity instrument acquired. The fair value of the equity instrument is measured at grant date.
The fair value of securities provided to directors and employees is determined by reference to the fair value of the equity instrument granted.
Issued capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.
Business combinations
The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.
The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.
On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date.

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.
Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.
Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the Statement of Financial Position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
New accounting standards and interpretations that are not yet mandatory
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2013. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.
AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 and 2012-6 Amendments to Australian Accounting Standards arising from AASB 9 (effective 1 January 2015)
This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The consolidated entity will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the consolidated entity.
AASB 10 Consolidated Financial Statements (effective 1 January 2013)
This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns (e.g. dividends, remuneration, returns that are not available to other interest holders including losses) from its involvement with another entity and has the ability to affect those returns through its 'power' over that other entity. A reporting entity has power when it has rights (e.g. voting rights, potential voting rights, rights to appoint key management, decision making rights, kick out rights) that give it the current ability to direct the activities that significantly affect the investee’s returns (e.g. operating policies, capital decisions, appointment of key management). The consolidated entity will not only have to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes. The adoption of this standard from 1 July 2013 may have an impact where the consolidated entity has a holding of less than 50% in an entity, has de facto control, and is not currently consolidating that entity.
AASB 11 Joint Arrangements (effective from 1 January 2013)
This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard defines which entities qualify as joint ventures and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets will use equity accounting. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities will account for the assets, liabilities, revenues and expenses separately, using proportionate consolidation. The adoption of this standard from 1 July 2013 will not have a material impact on the consolidated entity.
AASB 12 Disclosure of Interests in Other Entities (effective from 1 July 2013)
This standard is applicable to annual reporting periods beginning on or after 1 January 2013. It contains the entire disclosure requirement associated with other entities, being subsidiaries, associates and joint ventures. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 ‘Consolidated and Separate Financial Statements’, AASB 128 ‘Investments in Associates’, AASB 131 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation —  Special Purpose Entities’. The adoption of this standard from 1 July 2013 will significantly increase the amount of disclosures required to be given by the consolidated entity such as significant judgements and assumptions made in determining whether it has a controlling or non-controlling interest in another entity and the type of non-controlling interest and the nature and risks involved.
AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective from 1 July 2013)
This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

to measure assets whereas liabilities would be based on transfer value. As the standard does not introduce any new requirements for the use of fair value, its impact on adoption by the consolidated entity from 1 July 2013 should be minimal, although there will be increased disclosures where fair value is used.
AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (effective 1 January 2013)
This revised standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments eliminate the corridor approach for the deferral of gains and losses; streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income; and enhances the disclosure requirements for defined benefit plans. The amendments also changed the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. This will require annual leave that is not expected to be wholly settled within 12 months to be discounted allowing for expected salary levels in the future period when the leave is expected to be taken. The adoption of the revised standard from 1 July 2013 is expected to reduce the reported annual leave liability and increase disclosures of the consolidated entity.
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective from 1 July 2013)
These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). The adoption of these amendments from 1 July 2014 will remove the duplication of information relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the consolidated entity.
AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)
The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB 12 and revised AASB 127 and AASB 128. The adoption of these amendments from 1 July 2013 will not have a material impact on the consolidated entity.
AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)
The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The disclosure requirements of AASB 7 ‘Financial Instruments: Disclosures’ (and consequential amendments to AASB 132 ‘Financial Instruments: Presentation’) have been enhanced to provide users of financial statements with information about netting arrangements, including rights of set-off related to an entity’s financial instruments and the effects of such rights on its statement of financial position. The adoption of the amendments from 1 July 2013 will increase the disclosures by the consolidated entity.
AASB 2012-3 Amendments to Australian Accounting Standards — Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)
The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 ‘Financial Instruments: Presentation’, by clarifying the meaning of “currently has a

Notes to the financial statements
For the year ended 30 June 2013

Note 1:   Significant accounting policies (continued)

legally enforceable right of set-off”, and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.
AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle (effective 1 January 2013)
The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 (IFRS 1) ‘First-time Adoption of Australian Accounting Standards’ is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by AASB 116 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 ‘Financial Instruments: Presentation’ should be accounted for in accordance with AASB 112 ‘Income Taxes’; and clarification of the financial reporting requirements in AASB 134 ‘Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities. The adoption of the amendments from 1 July 2013 will not have a material impact on the consolidated entity.
AASB 2012-9 Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039 (effective 1 January 2013)
This amendment is applicable to annual reporting periods beginning on or after 1 January 2013. The amendment removes reference in AASB 1048 following the withdrawal of Interpretation 1039. The adoption of this amendment will not have a material impact on the consolidated entity.
AASB 2012-10 Amendments to Australian Accounting Standards — Transition Guidance and Other Amendments (effective 1 January 2013)
These amendments are applicable to annual reporting periods beginning on or after 1 January 2013. They amend AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity’s previous accounting for its involvement with other entities are required and the timing of such adjustments. The adoption of these amendments will not have a material impact on the consolidated entity.
AASB 2013-5 Amendments to Australian Accounting Standards — Investment Entities (effective 1 January 2014)
The amendment defines an ‘investment entity’ and requires a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss in its consolidated and separate financial statements. As the entity does not meet the definition of an investment entity, it will continue to consolidate its investments in subsidiaries in accordance with AASB 10 Consolidated Financial Statements.
Note 2:   Financial risk management
Financial risk management objectives
The Consolidated Entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity uses derivative financial instruments such as

Notes to the financial statements
For the year ended 30 June 2013

Note 2:   Financial risk management (continued)

forward foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The Consolidated Entity uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.
Market risk
Foreign currency risk
The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.
Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.
In order to protect against exchange rate movements, the Consolidated Entity has entered into forward foreign exchange contracts. These contracts are hedging highly probable forecasted cash flows for the ensuing financial year.
The maturity, settlement amounts and the average contractual exchange rates of the Consolidated Entity’s outstanding forward foreign exchange contracts at the reporting date was as follows:

	Sell Australian dollars		Average exchange rates
	2013	2012	2013	2012
	$	$	$	$
Buy U.S. dollars
Maturity:
0 – 3 months	271,680	—	0.9202	—

The carrying amounts of the Consolidated Entity’s foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
	2013	2012	2013	2012
Consolidated	$	$	$	$
United States dollars	2,149,674	299,636	935,404	17,081
Great British pounds	151,562	3,170,404	554,713	1,944,547
South African Rand	—	650,235	—	119,734
	2,301,236	4,120,275	1,490,117	2,081,362

Sensitivity analysis
The Consolidated Entity had net assets denominated in foreign currencies of $811,118 (assets $2,301,236 less liabilities $1,490,117) as at 30 June 2013 (2012: $2,038,913 (assets $4,120,275 less liabilities $2,081,362). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% (2012: weakened by 10%/strengthened by 5%) against these foreign currencies with all other variables held constant, the Consolidated Entity’s loss before tax for the year would have been $81,112 higher/$40,556 lower (2012: $203,891 higher /$101,945 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management’s assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss for the year ended 30 June 2013 was $462,918 (2012: loss of $269,863).

Notes to the financial statements
For the year ended 30 June 2013

Note 2:   Financial risk management (continued)

Price risk
The Consolidated Entity is not exposed to any significant price risk.
Interest rate risk
The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.
At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

	30 June 2013		30 June 2012
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	2.60%	2,495,186	3.50%	1,549,783

Fixed rate instruments
Term deposits	4.55%	24,000	6.00%	24,000
		2,519,186		1,573,783

Cash flow sensitivity analysis for variable rate instruments
A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $18,894 (2012: $11,803), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. For the Company, it arises from receivables due from subsidiaries.
The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.
Trade and other receivables
It is the Consolidated Entity’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.
In addition, receivable balances are monitored on an ongoing basis and as a result that the Consolidated Entity’s experience of bad debts has not been significant.
The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.
The Consolidated Entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Consolidated Entity.

Notes to the financial statements
For the year ended 30 June 2013

Note 2:   Financial risk management (continued)

Liquidity risk
Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.
The Consolidated Entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.
Remaining contractual maturities
The following tables detail the Consolidated Entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

Consolidated – 2013	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Non-derivatives
Non-interest bearing
Trade payables	—	743,285	—	—	—	743,285
Other payables	—	1,071,259	—	—	—	1,071,259

Interest bearing – fixed rate
Convertible notes	10%	205,699	—	—	—	205,699
Revolving line of credit	12%	930,691	—	—	—	930,691
Total non-derivatives		2,950,934	—	—	—	2,950,934

Consolidated – 2012	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Non-derivatives
Non-interest bearing
Trade payables	—	1,014,347	—	—	—	1,014,347
Other payables	—	1,127,548	—	—	—	1,127,548
Total non-derivatives		2,141,895	—	—	—	2,141,895

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.
Fair value of financial instruments
The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values.

Notes to the financial statements
For the year ended 30 June 2013

Note 2:   Financial risk management (continued)

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
(a)
  quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1),
(b)
  inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)
  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).
Deferred consideration liability is measured and recognised at fair value at 30 June 2013 and is classified as level 3.
Note 3:   Critical accounting estimates and judgements
The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Share-based payment transactions
The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.
Provision for impairment of receivables
The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.
Fair value and hierarchy of financial instruments
The Consolidated Entity is required to classify financial instruments, measured at fair value, using a three level hierarchy, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.
The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Notes to the financial statements
For the year ended 30 June 2013

Note 3:   Critical accounting estimates and judgements (continued)

Estimation of useful lives of assets
The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill and other indefinite life intangible assets
The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.
Long service leave provision
As discussed in note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.
Business combinations
As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Consolidated Entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.
Note 4:   Segment information
MOKO Social Media Limited is organised into three operating segments: Mobile Social, Mobile Advertising and Mobile Content and four geographic segments of Australia, Europe, Asia and United States. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.
The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.
The information reported to the CODM is on at least a monthly basis.
Types of products and services
The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products

Notes to the financial statements
For the year ended 30 June 2013

Note 4:   Segment information (continued)

Mobile Advertising	MOKO’s own proprietary mobile performance ad network
Mobile Content	MOKO’s U.K. division that bundles and sells mobile content and entertainment products direct to mobile

Intersegment transactions
Intersegment transactions were made at market rates. The Mobile Social operating segment provided platform and licencing support to the Mobile content operating segment. Intersegment transactions are eliminated on consolidation.
Intersegment receivables, payables and loans
Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment loans are eliminated on consolidation.
Operating segment information

	Continuing operations
Consolidated – 30 June 2013	Mobile Advertising	Mobile Social	Mobile Content	Total
	$	$	$	$
Sales to external customers	4,400,611	1,251,864	368,118	6,020,593
Intersegment sales	—	2,139,053	—	2,139,053
Total sales revenue	4,400,611	3,390,917	368,118	8,159,646
Total revenue	4,400,611	3,390,917	368,118	8,159,646
EBITDA	184,630	(4,571,600)	(45,636)	(4,432,606)

	Continuing operations
Consolidated – 30 June 2013	Mobile Advertising	Mobile Social	Mobile Content	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$
Depreciation and amortisation					(1,067,523)
Other income					8,813
Finance costs					(210,572)
Loss before income tax expense					(5,701,888)
Income tax benefit					990,594
Loss after income tax expense					(4,711,294)
Assets	5,990,402	2,849,458	102,012	(962,642)	7,979,230
Liabilities	957,228	4,992,319	83,434	(927,123)	5,105,858

Notes to the financial statements
For the year ended 30 June 2013

Note 4:   Segment information (continued)

	Continuing operations
Consolidated – 30 June 2012	Mobile Advertising	Mobile Social	Mobile Content	Total
	$	$	$	$
Sales to external customers	—	1,722,484	—	1,722,484
Intersegment sales	—	1,855,242	—	1,855,242
Total sales revenue	—	3,577,726	—	3,577,726
Total revenue	—	3,577,726	—	3,577,726
EBITDA	—	(4,305,194)	—	(4,305,194)

	Continuing operations
Consolidated – 30 June 2012	Mobile Advertising	Mobile Social	Mobile Content	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$
Depreciation and amortisation					(179,433)
Other income					35,680
Finance costs					(239)
Loss before income tax expense					(4,449,186)
Income tax benefit					565,849
Loss after income tax expense					(3,883,337)
Assets	—	3,292,081	—	(1,007,238)	2,284,843
Liabilities	—	943,605	—	(200,577)	743,028

Geographical information

	Australia	Europe	Asia	U.S.	TOTAL
Consolidated – 30 June 2013	$	$	$	$	$
Sales to external customers	698,309	1,056,345	177,756	4,088,183	6,020,593
Add: Other Income and revenue	8,813	—	—	—	8,813
Add: Fair value gain on deferred consideration					1,829,653
Less: Cost of providing services	(293,407)	(587,072)	(734,228)	(2,715,460)	(4,330,167)
Less Expenses*					(8,240,186)
Loss after income tax expense					(4,711,294)
Assets	1,766,346	166,561	12,620	6,033,703	7,979,230
Liabilities	3,950,538	877,281	—	278,039	5,105,858

Notes to the financial statements
For the year ended 30 June 2013

Note 4:   Segment information (continued)

Consolidated – 30 June 2012
Sales to external customers	459,307	635,666	174,235	453,276	1,722,484
Add: Other Income and revenue	62,871	—	—	—	62,627
Less: Cost of providing services	(178,705)	(297,997)	(143,342)	(218,988)	(839,032)
Less Expenses*					(4,829,416)
Loss after income tax expense					(3,883,337)
Assets	671,715	147,899	38,371	1,426,858	2,284,843
Liabilities	521,573	156,823	18,856	45,776	743,028

*
  Overhead expenses are not associated to any one particular segment.
Note 5:   Revenue and income

	Consolidated
	2013	2012
	$	$
Revenue from continuing operations	6,020,593	1,722,484
Other income and revenue
Grants received	—	26,947
Interest received	8,813	35,680
	8,813	62,627

Note 6:   Expenses
Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
Depreciation and amortisation	2013	2012
	$	$
Depreciation
Computer equipment	226,058	70,652
Furniture and fittings	1,480	782
Total depreciation	227,538	71,434
Amortisation
Computer software	34,978	8,313
Customer contracts	149,437	57,974
Capitalised product development	655,570	41,712
Total amortisation	839,985	107,999
Total depreciation and amortisation	1,067,523	179,433
Impairment expense
Goodwill	1,487,137	—
Employee benefits expense
Salaries and wages	2,398,145	2,125,258
Superannuation	112,301	104,642
Total employee benefits expense	2,510,446	2,224,901
Share based payments	434,743	289,413

Notes to the financial statements
For the year ended 30 June 2013

Note 7:   Income tax benefit

	Consolidated
	2013	2012
	$	$
Income tax expense
Current tax	222,734	9,282
Current tax – Research and Development tax offset	(1,008,231)	(566,742)
Deferred tax	—	893
Aggregate income tax benefit	(785,497)	(556,567)
Income tax benefit is attributable to:
Loss/(profit) from continuing operations	(990,594)	(565,849)
Profit from discontinued operations	205,097	9,282
Aggregate income tax benefit	(785,497)	(556,567)
The prima facie tax on loss before income tax is reconciled to income tax expense as follows:
Loss from continuing operations before income tax benefit	(5,701,888)	(4,449,186)
Loss from discontinued operations before income tax benefit	(1,361,688)	1,460,373
	(7,063,576)	(2,988,813)
Prima facie tax refund on loss before income tax at 30%	(2,119,073)	(896,644)
Adjustment for jurisdictional differences in tax rates	92,950	(31,515)
Add tax effect of:
Non-allowable items	422,794	213,847
Tax losses and timing differences not brought to account (continuing operations)	1,317,582	724,487
Tax losses and timing differences not brought to account (discontinued operations)	303,384	—
Research and Development tax offset	(1,008,231)	(566,742)
Adjustment recognised for prior periods	205,097	—
Income tax benefit	(785,497)	(556,567)

The $1,008,231 research and development tax offset was received on 31 January 2013 for a claim in accordance with the Commonwealth Government’s Research and Development Tax Concession program where the Company’s expenditure (including that of the R&D Consolidated Entity) on research and development is less than $2,000,000 (from 1 July 2011) and the R&D Group Turnover is less than $5,000,000.

Tax losses not recognised:
Tax losses carried forward	9,737,091	8,710,890
Other Temporary differences not recognised	1,209,025	751,305
Unused tax losses for which no deferred tax has been recognised	10,946,116	9,462,195
Potential tax benefit at notional rate of tax (30%)	3,283,835	2,838,659

No amounts have been recognised for deferred tax on unutilised losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

Notes to the financial statements
For the year ended 30 June 2013

Note 8:   Cash and cash equivalents

	Consolidated
	2013	2012
	$	$
Cash on hand	48	820
Cash at bank	2,519,138	1,572,963
	2,519,186	1,573,783

Note 9:   Trade and other receivables

Trade receivables	845,145	2,723,027
Less: Provision for impairment of receivables	(21,247)	(46,006)
	823,898	2,677,021

Impairment of receivables
The Consolidated Entity has recognised a loss of $21,247 (2012: $46,006) in the Statement of Profit and Loss and Other Comprehensive Income in respect of impairment of receivables for the year ended 30 June 2013.
The ageing of the impaired receivables provided for above are as follows:

1 – 30 days	—	—
31 – 60 days	—	—
61 – 90 days	—	—
90+ days	21,247	46,006
	21,247	46,006

Movements in the provision for impairment of receivables are as follows:

Opening Balance	46,006	50,590
Additional provisions recognised	21,247	46,006
Reversal of impairment during the year	(46,006)	(50,590)
Closing Balance	21,247	46,006

Past due but not impaired
Customers with balances past due but without provision for impairment of receivables amount to $189,898 as at 30 June 2013 ($1,524,202 as at 30 June 2012).
The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

Notes to the financial statements
For the year ended 30 June 2013

Note 9:   Trade and other receivables (continued)

The ageing of the past due but not impaired receivables are as follows:

	Consolidated
	2013	2012
	$	$
31 – 60 days	24,550	953,762
61 – 90 days	23,862	197,968
90+ days	141,486	372,472
	189,898	1,524,202

Note 10:   Other current assets

Other debtors	135,253	48,646
Prepayments	17,983	293,072
	153,236	341,718

Note 11:   Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Total
2012	$	$	$
Cost	631,557	551,919	1,183,476
Accumulated depreciation	(295,623)	(94,514)	(390,137)
Balance at 30 June 2012	335,934	457,405	793,339
Reconciliation
Balance at 1 July 2011	16,258	821	17,079
Acquisitions through business combinations	462,826	630,240	1,093,066
Additions	10,150	1,445	11,595
Disposals	—	(87,869)	(87,869)
Depreciation expense	(152,004)	(69,592)	(221,596)
Effects of movements on foreign exchange rates	(1,296)	(17,640)	(18,936)
Balance at 30 June 2012	335,934	457,405	793,339

Consolidated
2013
Cost	599,527	185,156	784,683
Accumulated depreciation	(526,865)	(185,156)	(712,021)
Balance at 30 June 2013	72,662	—	72,662
Reconciliation
Balance at 1 July 2012	335,934	457,405	793,339
Additions	3,013	74,397	77,410
Disposals	—	(74,405)	(74,405)
Derecognised on disposal of subsidiary	(34,755)	(337,267)	(372,022)
Depreciation expense	(231,242)	(90,642)	(321,884)
Effects of movements on foreign exchange rates	(288)	(29,488)	(29,776)
Balance at 30 June 2013	72,662	—	72,662

Notes to the financial statements
For the year ended 30 June 2013

Note 12:   Intangibles

Consolidated	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Goodwill	TOTAL
2012	$	$	$	$	$	$
Cost	57,288	207,411	71,506	—	772,675	1,108,880
Accumulated amortisation/impairment	(34,513)	(57,974)	(41,712)	—	—	(134,199)
Balance at 30 June 2012	22,775	149,437	29,794	—	772,675	974,681
Reconciliation
Balance at 1 July 2011	1,663	150,000	—	—	—	151,663
Acquisitions through business combinations	—	—	—	—	772,675	772,675
Additions	30,843	57,411	71,506	—	—	159,760
Amortisation expense	(8,313)	(57,974)	(41,712)	—	—	(107,999)
Effects of movements on foreign exchange rates	(1,418)	—	—	—	—	(1,418)
Balance at 30 June 2012	22,775	149,437	29,794	—	772,675	974,681

Consolidated
2013
Cost	69,491	207,411	71,506	4,066,408	2,456,753	6,871,569
Accumulated amortisation/impairment	(69,491)	(207,411)	(71,506)	(625,776)	(1,487,137)	(2,461,321)
Balance at 30 June 2013	—	—	—	3,440,632	969,616	4,410,248
Reconciliation
Balance at 1 July 2012	22,775	149,437	29,794	—	772,675	974,681
Acquisitions through business combinations	—	—	—	3,510,918	1,551,627	5,062,545
Additions	12,444	—	—	—	—	12,444
Amortisation expense	(34,978)	(149,437)	(29,794)	(625,776)	—	(839,985)
Impairment expense	—	—	—	—	(1,487,137)	(1,487,137)
Effects of movements on foreign exchange rates	(241)	—	—	555,490	132,451	687,700
Balance at 30 June 2013	—	—	—	3,440,632	969,616	4,410,248

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Social(1)	Mobile Content(2)	Mobile Advertising(3)
	$	$	$
Balance at 1 July 2012	772,675	—	—
Acquisitions through business combinations	—	714,462	837,165
Impairment expense	(772,675)	(714,462)	—
Effects of movements on foreign exchange rates	—	—	132,451
Balance at 30 June 2013	—	—	969,616

Notes to the financial statements
For the year ended 30 June 2013

Note 12:   Intangibles (continued)

The recoverable amount of the Group’s goodwill has been determined by value-in-use calculations using discounted cash flow models, based on a 2 year projection period approved by management and extrapolated for a further 3 years using a steady rate. No terminal value was used. The pre-tax discount rates reflect management’s estimate of the time value of money and risk adjusted costs of capital specific to the cash generating units.
(1)
  mBuzzy
During the year mBuzzy revenues declined and the Directors supported management’s recommendation to re-direct marketing and development budget towards better product investment opportunities. As a result mBuzzy was de-prioritised within the Group. Future mBuzzy revenues are expected to decline and cash generation will be minimal.
A pre-tax discount rate of 25% was used in the discounted cash flow for mBuzzy, as part of the Mobile Social cash generating unit and the goodwill was deemed unrecoverable. Accordingly, the carrying value of goodwill attributable to mBuzzy of $772,675 was fully impaired during the year and recognised as an impairment expense in the Statement of Profit or Loss and Other Comprehensive Income during the period.
(2)
  All Night Media (‘ANM’)
The goodwill acquired on acquisition was deemed unrecoverable during the period as a result of grossly underperforming revenues relative to the Director’s expectations created during the pre-acquisition due diligence.
A pre-tax discount rate of 25% was used in the discounted cash flow for ANM, as part of the Mobile Content cash generating unit and the goodwill was deemed unrecoverable. The goodwill recognised at acquisition of $714,462 was fully impaired and recognised as an impairment expense in the statement of Statement of Profit or Loss and Other Comprehensive Income during the period.
(3)
  OfferMobi (‘OM’)
The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognised in the statement of Statement of Profit or Loss and Other Comprehensive Income during the period. A pre-tax discount rate of 40% was used in the discounted cash flow for OM, as part of the Mobile Advertising cash generating unit.
Impairment expense
Goodwill totalling $1,487,137 was impaired and accordingly was charged to the Statement of Profit or Loss and Other Comprehensive Income during the period (2012: nil).
Note 13:   Business combinations
Acquisition of OfferMobi
On 10 August 2012, MOKO Social Media purchased particular business assets from Howmark Mobile, LLC. under an asset purchase agreement, so to acquire advertising and affiliate marketing capability in the United States of America, hereafter ‘OfferMobi’. The business was acquired to enable MOKO to provide new monetisation opportunities that leveraged its proven development capabilities and existing mobile platform.
When acquired, OM operated mainly as an advertising affiliate and as a web based, performance marketing business, and whilst this wasn’t MOKO’s ambition for the business assets, the acquisition was considered a cost effective and logical entree or first step into the U.S. Mobile Advertising market.

Notes to the financial statements
For the year ended 30 June 2013

Note 13:   Business combinations (continued)

MOKO considered a proven brand with local U.S. experience, an existing network and intellectual property as an invaluable foundation requirement for enabling the progression of its longer term mobile advertising strategic ambition of Customised Mobile Social Advertising (CMSA).
CMSA represents a U.S. mobile advertising capability that will leverage MOKO’s Australian mobile platform development through offering customised designed and built mobile community applications to large scale interest groups with large, captive and targeted addressable mobile users / audiences who represent attractive consumer sales opportunities to national, state and local U.S. mobile advertisers.
These CMSA projects, such as REC*IT, enable Management to utilise the OM assets on the supply chain for a greatly enhanced strategic mobile advertising opportunity in the U.S. with the likelihood of extracting the planned increased value of in use future economic benefits through improved application and utilisation. The OM assets purchased are expected to enable Moko to serve advertising inventory into the Customised Mobile Social Advertising communities whereby MOKO is a supplier (deriving revenue) on the supply chain that would otherwise be paid to a third party by the Mobile Social Communities such as REC*IT.
Furthermore, the OM assets enable collection and dissemination of the mobile advertising metrics that will underpin MOKO’s sales and CRM project management efforts for customers such as REC*IT and in this sense again the intellectual property acquired in the OM acquisition will enable MOKO’s planned value proposition.
The OM assets represent a set of essential tools that will be more fully utilised and work hand-in-glove with a larger group of assets to generate larger, largely independent cash inflows from other assets or groups of assets within MOKO.
As projects such as REC*IT come online and begin to generate revenue, the OM assets are expected to increasingly be taken off arbitrage style revenue channels altogether.
The OM assets are allocated to the Mobile Advertising Cash Generating Unit.
The total consideration is a maximum of US$5,000,000. The initial consideration was US$1,000,000 in cash and 4 million MOKO Social Media fully paid ordinary shares, equivalent to US$200,000. The deferred consideration is to a maximum of US$3,800,000 to be paid quarterly over two years calculated on agreed performance hurdles, with the quarterly payments split 50% cash and either 50% in MOKO options, with the price of the options being the higher of either the 20 day Volume Weighted Average Price at the end of each quarter or AUD$0.05, or 50% in MOKO Social Media fully paid ordinary shares. The terms of the earn-out require the business to meet agreed EBITDA performance hurdles with the first 25% of the earn-out guaranteed and a pro rata sliding scale for a reduction in the earn-out if targets are missed.
The acquired business contributed revenues of $4,400,611 and net profit after tax of $80,851 for the period from 10 August 2012 to 30 June 2013. If the acquisition occurred on 1 July 2012, the full year contributions would have been revenues of $4,695,863 and net profit after tax of $70,761.The values identified in relation to the acquisition of OfferMobi are final as at 30 June 2013.

Notes to the financial statements
For the year ended 30 June 2013

Note 13:   Business combinations (continued)

Details of the acquisition are as follows:

	Carrying value	Fair value
Intangible assets	—	3,510,918
Property, plant and equipment	51,994	—
Cash and cash equivalents	90,880	90,880
Trade receivables	343,129	294,506
Trade payables	(186,296)	(186,296)
Net assets acquired	299,707	3,710,008

Goodwill		837,165
Acquisition date fair value of total consideration transferred		4,547,173

Satisfied By
Initial consideration: cash		945,358
Initial consideration: equity		189,072
Deferred consideration		3,412,743
Total		4,547,173

Acquisition expenses totalling $77,214 were expensed as legal and professional fees in the Consolidated statement of profit and loss and other comprehensive income. Goodwill represents the synergies expected to be realised through MOKO Social Media’s mobile platform and geographic expansion into North America.
During the measurement period, adjustments were made to decrease net assets acquired by $109,181, decrease fair value consideration by $66,014 and increase goodwill by $43,167, due primarily to exchange rate translations and the de-recognition of property, plant and equipment.
At reporting date, the deferred consideration liability recognised in the Consolidated Statement of Financial Position (per note 14) is reduced from the recognised value at acquisition by $949,042 to reflect re-assessment of OfferMobi’s expected first and second years earn-out and for the unwinding of a discount reflecting the time value of money.
Acquisition of All Night Media Ltd
On 26 September 2012, MOKO Social Media purchased 100% of the share capital of All Night Media Ltd (‘ANM’) a UK based mobile content business. The business was acquired to strengthen the Group’s position in the UK market, provide new carrier links and additional users and to enhance mobile advertising inventory for monetisation through OfferMobi.
The total consideration was $705,810 being U.S.$733,450 in cash and MOKO Social Media fully paid ordinary shares, structured as: —
(1)
  U.S.$75,000 cash at completion with three further deferred quarterly cash payments of U.S.$150,000 each from January 2013; and
(2)
  4,000,000 ordinary MOKO Social Media fully paid ordinary shares (to the equivalent value of A$200,000).
The acquired business contributed revenues of $368,118 and net loss after tax of ($54,288) for the period from 26 September 2012 to 30 June 2013. If the acquisition occurred on 1 July 2012, the full year contributions would have been revenues of $645,048 and net loss after tax of ($14,220). The values identified in relation to the acquisition of ANM are final as at 30 June 2013.

Notes to the financial statements
For the year ended 30 June 2013

Note 13:   Business combinations (continued)

Details of the acquisition are as follows:

	Carrying value	Fair value
Property, plant and equipment	6,070	—
Cash and cash equivalents	1,206	1,206
Escrowed cash	342,420	—
Trade receivables	167,647	167,647
Trade payables	(177,505)	(177,505)
Net assets/(liabilities) acquired	339,838	(8,652)

Goodwill		714,462
Acquisition date fair value of total consideration transferred		705,810

Satisfied By
Initial consideration: cash		74,238
Deferred consideration: cash		431,572
Deferred consideration: equity		200,000
Total		705,810

Acquisition expenses (net of re-imbursements) totalling $86,501 were expensed as legal and professional fees in the Consolidated statement of profit and loss and other comprehensive income. Goodwill represents the synergies expected to be realised through MOKO Social Media’s mobile platform and cost savings through integration and rationalisation in the UK.
During the measurement period, adjustments were made to de-recognise net assets acquired by $348,490, decrease fair value consideration by $333,768 and to increase goodwill by $14,722, due primarily to set-off arrangements of escrowed cash.
During the year and subsequent to legal agreement, all acquisition consideration was cancelled and the Company received a refund of paid consideration and a contribution to legal fees.
The ANM asset was fully impaired during the year and has a nil carrying value, refer note 12.
Note 14:   Deferred consideration

	Consolidated
	2013	2012
	$	$
Deferred consideration	1,430,252	—

Reconciliation

	OfferMobi	All Night Media
Acquisition date fair value (note 13)	3,412,743	631,572
Less: unearned consideration(1)	(1,123,843)	(631,572)
Less: payments made – cash	(499,402)	—
Less: payments made – shares	(534,047)	—
Add: Unwind of discount	104,018	—
Add: Effects of movements on foreign exchange rates	70,783	—
Balance at 30 June 2013	1,430,252	—

(1)
  Unearned consideration plus All Night Media Initial cash consideration reimbursement of $74,238 equals the Fair value gain on deferred consideration of $1,829,653 per the Consolidated Statement of profit or loss and other comprehensive income.

Notes to the financial statements
For the year ended 30 June 2013

Note 14:   Deferred consideration (continued)

Deferred consideration includes a guaranteed minimum consideration and an estimate of ‘at-risk’ contingent earn-out consideration that is expected to be made to the acquiree shareholders based on the second year earnings before interest, tax, depreciation and amortisation (EBITDA) performance of OfferMobi. As such a range of outcomes is possible that could reduce the estimated liability by up to $780,138 (USD$712,500) or increase it by up to $1,040,184 (USD$950,000).
Note 15:   Trade and other payables

Trade payables	743,285	1,014,347
Other payables and accruals	1,071,259	1,127,548
	1,814,544	2,141,895

Refer to note 2 for further information on financial instruments.
Note 16:   Borrowings

Convertible notes[1]	205,699	—
Revolving line of credit[2]	930,691	—
	1,136,390	—

1.
  Convertible notes
On 16 August 2012, the Company entered into an agreement with Director Greg McCann for up to $80,000 in funding by issue of convertible notes. The convertible notes were to be repayable in full at maturity, being 6 months from date of issue. At the discretion of the Company, at any time during the term, the convertible notes could be repaid by way of shares at an issue price of $0.04 per share, subject to shareholder approval. On 14 December 2012, following shareholder approval at the Annual General Meeting, convertible notes of $80,000 were repaid by way of issue of 2,000,000 fully paid ordinary shares.
On 7 December 2012, Director’s Johannes de Back and Peter Yates each subscribed for a 12 month, 10% coupon interest converting note with face value of $100,000 which is convertible at MOKO’s discretion at 4 cents per share and with 10% additional penalty interest at conversion, subject to shareholder approval. Director de Back’s remained payable at 30 June 2013 and Director Yates was repaid by way of 2,500,000 fully paid ordinary shares as part of the entitlements issue on 4 June 2013.
On 2 May 2013, Director’s Greg McCann, Johannes de Back and Peter Yates agreed to advance a total of $265,000 as an interest free unsecured loan. The lenders had the option to offset against future rights issues undertaken by the Company. On 4 June 2013, following a successful rights issue, the convertible notes of $165,000 was repaid by way of issue of 4,125,000 fully paid ordinary shares and 4,125,000 options exercisable at $0.05 each on or before 13 June 2015. Director de Back’s $100,000 remained payable at 30 June 2013.
2.
  Revolving line of credit
On 7 December 2012, MOKO Social Media signed a secured loan facility for U.S.$850,000 with TCA Global Credit Master Fund LP (‘TCA Facility’) to fund additional acquisitions and working capital and to retire debt under MOKO’s Bergen Investment Facility. The loan facility is for a 12 month term and accrues interest at 12% per annum. The loan is secured by a general security interest over MOKO’s assets and is guaranteed by the subsidiaries. The loan is fully drawn.

Notes to the financial statements
For the year ended 30 June 2013

Note 16:   Borrowings (continued)

3.
  Bergen investment facility
During the period a convertible securities agreement (the “Agreement”) was made with Bergen Global Opportunity Fund (“Bergen”) for the issuance of convertible securities to raise up to U$1,600,000. As announced to the ASX on 25 September 2012, Bergen received a facility commencement fee satisfied through the issue of 1,708,428 ordinary shares in MOKO.
During the period MOKO drew down one convertible note with face value of AU$125,000 of which Bergen converted $100,000 to 3,030,303 ordinary shares on 6 November 2012. They also received 1,515,152 unlisted options with an exercise price of $0.0477 cents, expiring 6 November 2015 upon the conversion.
This facility was cancelled with the establishment of the TCA Facility and the remaining $25,000 convertible securities were repaid to Bergen in cash.
Note 17:   Employee benefits

	Consolidated
	2013	2012
	$	$
Current
Employee benefits	134,048	207,054
Non-Current
Employee benefits	45,904	29,714

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in note 1 of this report.
Amounts not expected to be settled within the next 12 months
The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The employee benefits are presented as current or non-current based on when the Consolidated Entity expects to settle the long service leave entitlements. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.
Note 18:   Provisions

	Consolidated
	2013	2012
	$	$
Current
Claim provision	264,912	—

At reporting date, MOKO Social Media recognised a provision relating to the AMH Group sale for a fine, estimated as GBP 159,000.

Notes to the financial statements
For the year ended 30 June 2013

Note 19:   Issued capital

	Consolidated
	2013	2012
	$	$
Fully paid ordinary shares 374,873,050 (2012: 272,562,932 shares)	24,656,473	20,685,557

(a)
  Ordinary shares
The following movements in ordinary share capital occurred during the year:

Date	Details	Number of shares	Issue Price $	Amount $
1 July 2012	Opening balance	272,562,934		20,685,557
5 July 2012	Share issue in lieu of services	500,000	0.038	19,000
10 August 2012	Share issue to acquire Offer Mobi	4,000,000	0.053	212,000
10 August 2012	Share issue by placement	5,000,000	0.040	200,000
23 August 2012	Share issue by placement	2,930,000	0.040	117,200
31 August 2012	Share issue by placement	10,500,000	0.040	420,000
25 September 2012	Share issue to Bergen	1,708,428	0.044	75,171
25 September 2012	Share issue on conversion of notes	3,030,303	0.033	100,000
3 October 2012	Share issue by placement	2,375,000	0.040	95,000
14 December 2012	Share issue on conversion of notes	2,000,000	0.040	80,000
14 December 2012	Share issue in lieu of services	300,000	0.030	9,000
21 December 2012	Share Issue pursuant to Offer Mobi	9,063,934	0.050	453,196
29 April 2013	Share Issue pursuant to Offer Mobi	1,158,430	0.050	57,922
04 June 2013	Share issue pursuant to Entitlements Issue	25,825,849	0.040	1,033,034
13 June 2013	Share issue pursuant to Entitlements Issue – shortfall	33,918,172	0.040	1,356,727
	Capital raising costs	—		(257,334)
30 June 2013	Closing balance	374,873,050		24,656,473

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Notes to the financial statements
For the year ended 30 June 2013

Note 19:   Issued capital (continued)

(b)
  Options
Options granted
During the year, the Company granted the following options over unissued ordinary shares:

Class	Expiry Date	Exercise Price	Number of Options
Listed Options (MKBOA)	13 June 2015	$0.05	69,744,021
Unlisted Options	30 June 2015	$0.03	2,000,000
Unlisted Options	30 June 2015	$0.04	2,000,000
Unlisted Options	30 June 2015	$0.05	2,593,750
Unlisted Options	6 November 2015	$0.048	1,515,152
Employee Options	30 November 2015	$0.10	500,000
Director Options	30 July 2016	$0.042	16,000,000
Employee Options	31 July 2016	$0.06	1,750,000

Lapse of options
During the year, the following options lapsed:

Class	Expiry Date	Exercise Price	Number of Options
Employee Options	21 December 2012	$0.20	2,165,000

Shares issued on the exercise of options
There were no options exercised during the year.
Unissued shares under option
At the date of this report, unissued ordinary shares of the Company under option are:

Class	Expiry Date	Exercise Price	Number of Options
Director Options	30 June 2014	$0.12	18,250,000
Employee Options	30 June 2014	$0.12	6,050,000
Listed Options (MKBOA)	13 June 2015	$0.05	101,215,921
Unlisted Options	30 June 2015	$0.03	2,000,000
Unlisted Options	30 June 2015	$0.04	2,000,000
Unlisted Options	30 June 2015	$0.05	2,593,750
Unlisted Options	6 November 2015	$0.048	1,515,152
Employee Options	30 November 2015	$0.10	500,000
Director Options	30 July 2016	$0.12	16,000,000
Employee Options	31 July 2016	$0.06	1,750,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Notes to the financial statements
For the year ended 30 June 2013

Note 19:   Issued capital (continued)

(c)
  Capital Management
When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.
The Board are constantly adjusting the capital structure to take advantage of favourable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.
The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had borrowings of $1,136,390 at 30 June 2013 (2012: nil).
The Consolidated Entity is not subject to any externally imposed capital requirements.
There were no changes in the Consolidated Entity’s approach to capital management during the year.
Note 20:   Reserves

	Consolidated
	2013	2012
	$	$
Foreign currency translation reserve
Balance at beginning of the year	(38,815)	—
Currency translation differences	853,663	(38,815)
Balance at the end of the year	814,848	(38,815)
Share-based payments reserve
Balance at beginning of the year	2,424,617	1,989,462
Share-based payments	434,743	435,155
Balance at the end of the year	2,859,360	2,424,617
TOTAL RESERVES	3,674,208	2,385,802

Foreign currency translation reserve
This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.
Share-based payments reserve
This reserve was used to recognise the value of share based payments.
Note 21:   Accumulated losses

	Consolidated
	2013	2012
	$	$
Accumulated losses brought forward	(19,179,230)	(16,746,984)
Loss after income tax expense for the year	(6,278,079)	(2,432,246)
	(25,457,309)	(19,179,230)

Notes to the financial statements
For the year ended 30 June 2013
Note 22:   Share Based Payments
Set out below are summaries of the movements of options during the year to key management personnel and employees:
2013

Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Employee Options	17-Dec-08	15-Dec-12	$0.20	2,165,000	—	—	(2,165,000)	—
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	—	—	—	3,000,000
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000	—	—	—	1,800,000
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	—	—	—	2,500,000
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	—	—	—	1,950,000
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	—	—	—	6,050,000
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	—	—	—	18,250,000
Director Options	14-Dec-12	30-Jul-16	$0.04	—	16,000,000	—	—	16,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	—	500,000	—	—	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	—	1,750,000	—	—	1,750,000
				35,715,000	18,250,000	—	(2,165,000)	51,800,000
Weighted average exercise price				$0.12				$0.09

2012

Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Director Options	16 July 2007	15 June 2012	$0.20	11,000,000	—	—	(11,000,000)	—
Employee Options	17 December 2008	15 December 2012	$0.20	2,165,000	—	—	—	2,165,000
Director Options	17 December 2008	25 July 2013	$0.10	3,000,000	—	—	—	3,000,000
Employee Options	15 October 2009	25 July 2013	$0.10	1,800,000	—	—	—	1,800,000
Director Options	19 October 2009	25 July 2013	$0.12	2,500,000	—	—	—	2,500,000
Employee Options	16 December 2009	25 July 2013	$0.12	1,950,000	—	—	—	1,950,000
Employee Options	26 August 2011	30 June 2014	$0.12	3,000,000	3,550,000	—	(500,000)	6,050,000
Director Options	27 October 2011	30 June 2014	$0.12	6,250,000	12,000,000	—	—	18,250,000
				31,665,000	15,550,000	—	(11,500,000)	35,715,000
Weighted average exercise price				$0.15				$0.12

Notes to the financial statements
For the year ended 30 June 2013
Note 22:   Share Based Payments (continued)
The weighted average share price during the financial year was $0.04 (2012: $0.04).
The weighted average remaining contractual life of options outstanding at the end of the financial year was 14.49 months (2012: 19.79 months).
For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date are as follows:

	Granted 14 December 2012	Granted 21 December 2012	Granted 19 February 2013
Maximum life	1.54	2.94	3.45
Exercise price	$0.04	$0.10	$0.06
Grant date	14-Dec-12	21-Dec-12	21-Feb-13
Expiry date	30-Jun-14	30-Nov-15	31-Jul-16
Share price at grant date	$0.03	$0.03	$0.05
Expected volatility	95.00%	95.00%	95.00%
Risk free interest rate	4.50%	4.50%	3.00%
Tradeable discount	20%	20%	20%

All options were granted for no consideration and vested immediately.
Those options granted to key management personnel have been identified in key management personnel disclosures (note 24) and the Remuneration Report in the Directors’ Report. Shareholder approval was obtained for the grants of options to directors on 14 December 2012.
Shares issued as compensation
No shares were issued to key management personnel or employees as compensation during the year (2012: nil).
For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (note 19) and non-cash investing and financing activities disclosures (note 23(b)).

Notes to the financial statements
For the year ended 30 June 2013

Note 23:   Cash flow information

	Consolidated
	2013	2012
	$	$
(a) Reconciliation of cash flow from operations with loss after income tax
Loss after income tax expense for the year	(6,278,079)	(2,432,246)
Adjustments for:
Depreciation and amortisation	1,161,869	329,595
Foreign exchange differences	586,125	24,285
Fixed asset write offs	—	97,103
Goodwill impairment expense	1,487,137	—
Share based payments and related costs	434,743	369,407
Gain on acquisition of Paper Tree Limited	—	(454,910)
Fair value gain on deferred consideration	(1,829,653)	—
Unwinding of the discount on deferred consideration	104,018	—
Loss on disposal of AMH Group (note 33)	761,020	—
Loss on disposal of non-current assets	89,660	—
Changes in operating assets and liabilities:
(Increase)/decrease in receivables	2,119,368	(779,337)
Decrease in other assets	32,828	4,599
Decrease in payables	(590,960)	(716,732)
Decrease in provisions	(37,010)	137,774
Increase in current tax	279,808	—
(Decrease)/increase in deferred tax liability	(89,750)	89,750
Net cash used in operating activities	(1,768,876)	(3,330,712)

(b)
  Non-cash investing and financing activities
On 10 August 2012, the Company acquired OfferMobi assets from Howmark Mobile, LLC. The fair value consideration was $4,547,173 comprising cash and equity. During the year, MOKO Social Media issued equity consideration of $723,119 through the issue of 14,222,364 fully paid ordinary shares to Howmark Mobile, LLC.
On 26 September 2012, MOKO Social Media purchased 100% of the share capital of All Night Media Ltd and although 4,000,000 MOKO Social Media fully paid ordinary shares to the equivalent value of $200,000 was fair value acquisition consideration, this was not paid and all consideration has since been cancelled.
Refer note 13 for further details of these business combinations.
On 16 August 2012, the Company entered into an agreement with Director Greg McCann for up to $80,000 in funding by issue of convertible notes. The convertible notes were to be repayable in full at maturity, being 6 months from date of issue. At the discretion of the Company, at any time during the term, the convertible notes could be repaid by way of shares at an issue price of $0.04 per share, subject to shareholder approval. On 14 December 2012, following shareholder approval at the Annual General Meeting, the convertible note was repaid by way of issue of 2,000,000 fully paid ordinary shares.
On 7 December 2012, Director’s Johannes de Back and Peter Yates each subscribed for a 12 month, 10% coupon interest converting note with face value of $100,000 which is convertible at MOKO’s discretion at 4 cents per share and with 10% additional penalty interest at conversion, subject to shareholder approval.

Notes to the financial statements
For the year ended 30 June 2013

Note 23:   Cash flow information (continued)

On 2 May 2013, Director’s Greg McCann, Johannes de Back and Peter Yates agreed to advance a total of $265,000 as an interest free unsecured loan. The lenders had the option to offset against future rights issues undertaken by the Company. On 4 June 2013, following a successful rights issue, the convertible notes of $165,000 were repaid by way of issue of 4,125,000 fully paid ordinary shares and 4,125,000 options exercisable at $0.05 each on or before 13 June 2015.
Refer note 16.
Also during the year, the Company entered a convertible securities agreement with Bergen to raise up to A$1,600,000 and a facility fee was paid to them satisfied through issuing 1,708,428 fully paid ordinary shares in MOKO Social Media.
Refer note 16 for further details of convertible note funding.
During the year, the Company issued the following fully paid ordinary shares in satisfaction of professional fees payable to consultants of the Company:

Date	Details	Number of shares	Issue Price $	Amount $
5 July 2012	Share issue in lieu of services	500,000	0.038	19,000

These transactions are not reflected in the Statement of Cash Flows.
Note 24:   Key management personnel disclosures
(a)
  Directors
The following persons were directors of MOKO Social Media Limited during the financial year:

Greg McCann	—	Non Executive Chairman
Ian Rodwell	—	Managing Director and Chief Executive Officer
Johannes De Back	—	Non Executive Director
Peter Yates	—	Non Executive Director

(b)
  Key management personnel compensation
The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2013	2012
	$	$
Short-term employee benefits	571,984	299,833
Post-employment benefits	35,185	26,985
Share based payments	140,800	215,075
	747,969	541,893

Notes to the financial statements
For the year ended 30 June 2013

Note 24:   Key management personnel disclosures (continued)

(d)
  Equity instrument disclosures relating to key management personnel
The numbers of shares in the Company held during the financial year by each director and other members of key management personnel of MOKO Social Media Limited, including their personally related parties, are set out below.

2013 Ordinary shares	Balance at start of the year	Received during the year	Other changes during the year	Balance at end of the year
G McCann	5,444,444	—	2,500,000	7,944,444
I Rodwell	3,382,917	—	325,000	3,707,917
J De Back	30,932,539	—	—	30,932,539
P Yates	34,308,371	—	6,164,555	40,472,926
	74,068,271	—	8,989,555	83,057,826

2012 Ordinary shares	Balance at start of the year	Received during the year	Other changes during the year	Balance at end of the year
G McCann	2,111,111	—	3,333,333	5,444,444
I Rodwell	3,382,917	—	—	3,382,917
J De Back	15,853,174	—	15,079,365	30,932,539
P Yates	22,159,849	—	12,148,522	34,308,371
	43,507,051	—	30,561,220	74,068,271

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

2013	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year
G McCann	6,000,000	5,000,000	—	1,000,000	12,000,000
I Rodwell	12,005,000	5,000,000	—	325,000	17,330,000
J De Back	20,107,143	5,000,000	—	—	25,107,143
P Yates	12,196,400	1,000,000	—	6,164,555	19,360,955
	50,308,543	16,000,000	—	7,489,555	73,798,098

2012	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year
G McCann	4,000,000	3,000,000	—	(1,000,000)	6,000,000
I Rodwell	9,005,000	6,000,000	—	(3,000,000)	12,005,000
J De Back	5,210,318	2,000,000	—	12,896,825	20,107,143
P Yates	7,624,971	1,000,000	—	3,571,429	12,196,400
	25,840,289	12,000,000	—	12,468,254	50,308,543

Notes to the financial statements
For the year ended 30 June 2013

Note 25:   Related party transactions
(a)
  Parent entity
MOKO Social Media Limited is the parent entity.
(b)
  Subsidiaries
Interests in subsidiaries are set out in note 26.
(c)
  Key management personnel
Disclosures relating to key management personnel are set out in note 24 and the remuneration report in the Directors’ Report.
(d)
  Transactions with related parties
The following transactions occurred with related parties:

	Consolidated
	2013	2012
	$	$
Amounts recognised as expense
Company secretarial and accounting[1]	49,892	69,229
Total	49,892	69,229

(1)
  Andrew Bursill, Company secretary, is also an associate of Franks & Associates Pty Ltd who provides accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates is based on normal commercial terms.
(e)
  Receivable from and payable to related parties
At 30 June 2013 a current payable of $60,000 to Directors is included within Trade and other payables in the consolidated statement of financial position (2012: nil).
(f)
  Loans to/from related parties
Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its wholly owned subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in note 27.

	Company
	2013	2012
	$	$
Non-Current
Loans to subsidiaries:
MOKO Social Media Inc	(305,588)	220,382
Paper Tree Limited	—	786,855
All Night Media Limited	(125,845)	—
	(431,433)	1,007,237

No dividends were received from the subsidiaries in the 2013 or 2012 financial year.

Notes to the financial statements
For the year ended 30 June 2013

Note 25:   Related party transactions (continued)

Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.
Note 26:   Parent entity information
Set out below is the supplementary information about the parent entity.
Statement of profit and loss and other comprehensive income

	Parent
	2013	2012
	$	$
Loss after income tax	(5,708,811)	(3,341,776)
Total comprehensive income	(5,708,811)	(3,341,776)
Statement of financial position
Total current assets	1,794,926	1,368,067
Total assets	6,751,268	3,727,556
Total current liabilities	4,968,239	676,428
Total liabilities	5,014,144	706,142
Equity
Issued capital	24,656,473	20,685,557
Reserves	2,859,360	2,424,617
Accumulated losses	(25,797,571)	(20,088,760)
Total equity	1,718,261	3,021,414

Contingent liabilities
The parent entity had no contingent liabilities as at 30 June 2013 and 30 June 2012.
Capital commitments — Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment as at 30 June 2013 and 30 June 2012.
Significant accounting policies
The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:
•
  Investments in subsidiaries are accounted for at fair value, less any impairment, in the parent entity.

Notes to the financial statements
For the year ended 30 June 2013

Note 27:   Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:
The entities and interests acquired are set out below:

		Entity interest
	Country of incorporation	2013	2012
MOKO Mobi Inc	United States of America	100%	100%
All Night Media Limited	England	100%	—
Paper Tree Limited	British Virgin Islands	100%	100%
Antiphony Management Holdings Ltd	England	—	100%
American Mobile Ventures Ltd	England	—	100%
Antiphony Ltd	England	—	100%
Blue Stream Mobile	England	—	100%
Cell Media International Ltd	England	—	100%
Mobgains Ltd	England	—	100%
Southern Breeze Trading 3 Pty Ltd	South Africa	—	100%

Note 28:   Earnings per share

	2013	2012
	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(4,711,294)	(3,883,337)

	2013	2012
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	306,882,356	129,689,791

	2013	2012
	cents	cents
Basic earnings per share	(1.54)	(3.00)

	2013	2012
	$	$
(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(1,566,785)	1,451,091

	2013	2012
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	306,882,356	129,689,791

	2013	2012
	cents	cents
Basic earnings per share	(0.51)	1.12

Notes to the financial statements
For the year ended 30 June 2013

Note 28:   Earnings per share (continued)

	2013	2012
	$	$
(c) Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(6,278,079)	(2,432,246)

	2013	2012
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	306,882,356	129,689,791

	2013	2012
	cents	cents
Basic earnings per share	(2.05)	(1.88)

(d)
  Diluted earnings per share
Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share.
Note 29:   Contingencies
There were no contingent liabilities at 30 June 2013 (2012: $nil).
Note 30:   Commitments
Lease commitments — operating
Committed at the reporting date but not recognised as liabilities, payable:

Equipment Lease	Consolidated
	2013	2012
	$	$
Within one year	21,485	92,609
One and five years	—	23,152
More than five years	—	—
	21,485	115,761

Operating lease commitments include contracted amounts for computer equipment under non-cancellable operating leases expiring within one year, with an option to extend. On renewal, the terms of the leases are renegotiated.

Notes to the financial statements
For the year ended 30 June 2013

Note 30:   Commitments (continued)

During the year an amount of $224,385 (2012: $151,944) was recognised as an expense in profit or loss in respect of operating leases.

Rental Lease	Consolidated
	2013	2012
	$	$
Within one year	—	105,260
One and five years	—	147,533
More than five years	—	—
	—	252,793

The Consolidated Entity leases its offices in United States of American and United Kingdom. The U.S. lease is for a period of 1 year after which it becomes month by month. The U.S. lease was terminated and paid out in January 2013. The UK lease was for a period of 5 years after which it becomes month by month.
During the year an amount of $216,111 (2012: $300,904) was recognised as an expense in profit or loss in respect of operating rental leases.
Note 31:   Events occurring after the statement of financial position date
Share Issues
Since 30 June 2013 and up to 8 September 2013, the following fully paid ordinary shares were issued as follows:
•
  the issue of 36,250,000 shares at $0.04 each via a share placement, raising $1,450,000 in cash;
•
  the issue of 31,475,000 listed options for nil consideration as part of the placement;
•
  the issue of 1,297,300 shares at $0.05 each for Howmark Mobile LLC acquisition;
•
  the issue of 1,270 shares at $0.10 each through the exercise of options, raising $127 in cash; and
•
  the issue of 3,100 shares at $0.05 each through the exercise of options, raising $155 in cash.
Debt Retirement
On 1 July 2013, MOKO Social Media Ltd re-paid the TCA principle of USD$850,000 and the debt facility was closed on 20 August 2013.
Deals I Love (Australia) Pty Limited
On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (DIL), as foreshadowed to the shareholders on 26 February 2013 and updated on 1 July 2013. The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector thereby delivering on its intention to enhance its mobile revenue streams.
The share acquisition included a purchase of shares from a MOKO non-executive Director, Mr. Johannes de Back, who after the acquisition has no further equity interest in DIL.
Under the terms of the acquisition MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan DIL up to $200,000 for marketing purposes, which bears interest of 10% per annum and is repayable on arms-length terms.

Notes to the financial statements
For the year ended 30 June 2013

Note 31:   Events occurring after the statement of financial position date (continued)

The events disclosed herein are after the statement date of June 30, 2013 and through February 28, 2014 being the date the financial statements were issued for the purposes of this registration statement.
Deals I Love Pty Ltd (continued)
The provisional business combination accounting is as follows:

	Carrying value	Fair value
	$	$
Intangible assets	—	572,611
Property, plant and equipment	2,485	2,485
Cash and cash equivalents	36,958	36,958
Investments	70,000	70,000
Trade receivables	7,125	7,125
Inventory	1,264	1,264
Deferred Tax asset	381,091	—
Trade payables	(590,443)	(590,443)
Loans-shareholders	(60,000)	(60,000)
Loans-MOKO	(87,168)	—
Net assets acquired	(238,688)	40,000

		$
Acquisition date fair value of total consideration transferred		40,000
	Satisfied By
	Cash	40,000
	Total	40,000

Acquisition expenses totalling $15,570 were incurred for legal and professional fees and have not impacted this provisional business combination accounting.
Sale of mBuzzy
On 24 August 2013, MOKO Social Media Limited sold its mBuzzy business assets, under an asset purchase agreement for total cash consideration of USD$100,000, which exceeded the carrying value of the assets at reporting date.
Shareholder Meeting — 9 September 2013
On 9 September 2013, the Company held a General Meeting of Members and made various resolutions including a name change to MOKO Social Media Limited and ratification of post-year placement activities which included a 12 July 2013 issue of 11,525,000 fully paid ordinary shares at 4 cents per share as part of the total issue of 36,250,000 shares noted above and 6,750,000 listed options with an exercise price of 5 cents per share and an issue of 12,500,000 fully paid ordinary shares at 4 cents per share and 17,275,000 listed options with an exercise price of 5 cents per share. Director related Funding Agreements were also resolved for Directors McCann (up to $60,000) and De Back (up to $100,000) which invoked the issue of a total of 4,000,000 Shares at 4 cents per share and 4,000,000 Listed Options with an exercise price of 5 cents per share for no consideration, for sacrifice of fees and prior convertible note funding they had made previously in relation to the Company. Shareholders also approved the issue of up to 5,000,000 Staff Options to employees of the Company.

Notes to the financial statements
For the year ended 30 June 2013

Note 31:   Events occurring after the statement of financial position date (continued)

IM Leagues LLC (IML) Agreement
As announced to shareholders via the Australian Securities Exchange platform on 14 October 2013, MOKO signed an exclusive agreement with IM Leagues LLC (IML) who operate the imleagues.com sports website used by recreational and intramural sports departments in over 600 colleges across the U.S. This agreement secures REC*IT mobile rights for intramural sports, fitness and recreational activity data from over 600 U.S. colleges and expands the REC*IT addressable audience from approximately 5 million to approximately 10 million students.
Capital Raising and Nasdaq Listing
As announced to shareholders via the Australian Securities Exchange platform on 23 October 2013 and 31 October 2013, MOKO placed approximately 37,644,634 new fully paid ordinary shares to sophisticated and professional investors at 11 cents per share and 1,250,000 new fully paid ordinary shares to sophisticated and professional investors at 4 cents per share to raise gross proceeds of $4.19 million.
In total, from the financial position date of June 30, 2013 and to November 29, 2013, MOKO has issued a total of 103,593,729 fully paid ordinary shares which resulted in gross proceeds of $6,748,680. Capital raising costs of $397,043 were cash settled, to yield net cash from the issue of shares of $6,351,637. A further $626,811 capital raising costs, were equity settled via option over ordinary shares.
The following table shows the pro forma impact of equity raises that have occurred after June 30, 2013.

MOKO Social Media Limited – Fully Paid Ordinary Shares
Date	Details	Number of shares	Issue Price $	Amount $
June 30, 2013	Closing balance	374,873,050		24,656,473
July-September 2013	Share placement – issue at $0.04 each	54,250,000	0.04	2,170,000
July-September 2013	Capital raising costs – cash settled	—	—	(125,790)
	Capital raising costs – equity settled	—	—	(244,333)
October 2013	Share placement – issue at $0.11 each	37,644,634	0.11	4,140,910
October 2013	Capital raising costs – cash settled	—	—	(271,253)
	Capital raising costs – equity settled	—	—	(250,620)
July-November 29, 2013	Share issue on exercise of options	8,643,665	0.05	437,770
July-November 29, 2013	Share issues pursuant to OfferMobi acquisition(1)	3,055,430	—	339,865
30 June 2013	Closing balance at November 29, 2013	478,466,779		30,853,022

The pro forma impact of the share issues on the June 30, 2013 statement of financial position is to increase total equity by A$6,691,502 (US$6,266,684). To this end, all capital raising costs relate to the issue of new shares and are classified as transaction costs and charged directly to issued capital within equity. Accordingly, for the fiscal year ended June 30, 2013 there is no pro forma impact on Loss after income tax attributable to owners of MOKO Social Media Limited, however using pro forma ordinary shares on issue of 478,466,779, the earnings per share from loss decreases by $0.74 from ($2.05) to ($1.31).

(1)
  Non-cash
In addition, on November 28, 2013 and subsequent to obtaining shareholder approval at its annual general meeting held on November 26, 2013, MOKO issued 20,000,000 Performance Shares to Director McCann and issued a total of 22,000,000 ordinary shares issuable upon the exercise of unquoted options to the Directors.

Notes to the financial statements
For the year ended 30 June 2013

Note 31:   Events occurring after the statement of financial position date (continued)

Runhaven Agreement
As announced via the Australian Securities Exchange platform on 23 December 2013, MOKO signed an exclusive agreement with U.S. running industry veterans to co-develop RunHaven, a mobile digital community for running enthusiasts in the United States. RunHaven will be designed as a ‘‘go to’’ destination for runners, enabling them to find, research, register for and book travel to races around the country and will offer industry news, training tips, nutritional guidance, injury treatment and prevention and product reviews and suggestions.
Blue Nation Review Agreement
As announced via the Australian Securities Exchange platform on 29 January 2014, MOKO signed an exclusive agreement with high profile political commentator Mr Jimmy Williams to head up and co-develop a U.S. mobile digital community, BlueNationReview.com for U.S. political commentators, supporters and activists, focused on progressive politics and voters.
Similarly to REC*IT, we plan to commercialize these platforms via customized mobile social advertising.
MOKO has also engaged U.S. legal counsel and initiated the process to file an F-1 listing of its shares on Nasdaq, together with a registration for the issue of its securities to enable MOKO’s investment bankers to conduct a capital raise with investors in the U.S. No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect:
(a)
  MOKO Social Media’s operations in future financial years, or
(b)
  The results of those operations in future financial years, or
(c)
  MOKO Social Media’s state of affairs in future financial years.
Capital Raising
As announced via the Australian Securities Exchange platform on 21 February 2014, MOKO received commitments to raise gross proceeds of $8,000,000 in a proposed placement of 38.1 million ordinary shares to sophisticated and professional investors, which placement remains subject to shareholder approval.
Note 32:   Auditor’s remuneration
During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2013	2012
	$	$
Audit services
Audit and review of financial reports – BDO	130,000	71,000
Audit and review of Paper Tree Limited – PKF UK	38,650	53,788
	168,650	124,788

Note 33:   Discontinued operations
(a)
  Details of operations disposed
On 27 April 2013, the board of directors entered into a sales agreement to dispose of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group), which were incorporated in and operated mobile content businesses from, the United Kingdom. The sale was completed on 29 April 2013, on which date control of the business passed to the acquirer.

Notes to the financial statements
For the year ended 30 June 2013

Note 33:   Discontinued operations (continued)

The business had been operating in a challenging market environment and was becoming cash flow intensive due to the high up-front market costs and lower margins with significant competitor activity, making it difficult for management to actively seek growth and maintain acceptable profitability.
The entities disposed of include:
—
  Antiphony Management Holdings Limited
—
  Cell Media International Limited
—
  Blue Stream Mobile Limited
—
  Mobgains Limited
—
  Antiphony Limited
—
  Southern Breeze Trading 3 (PTY) Ltd
—
  American Mobile Ventures Limited
The gross sales consideration received was GBP1.00 ($2.00). Additional potential consideration of up to GBP2,125,000 ($3,204,644) has not been brought to account as it is contingent on business performance and unlikely to being received.
(b)
  Financial performance of operations disposed of during the year

	2013	2012
	$	$
Sales	9,128,887	10,909,809
Gain on acquisition of subsidiaries	—	454,910
Interest received	—	244
Content expenses	(7,545,664)	(7,671,381)
Expenses	(2,089,545)	(2,083,047)
Depreciation and amortisation	(94,346)	(150,162)
(Loss)/Profit before tax from discontinued operations	(600,668)	1,460,373
Income tax expense	(205,097)	(9,282)
(Loss)/profit after income tax expense	(805,765)	1,451,091
Loss on disposal before income tax expense	(761,020)	—
Income tax benefit	—	—
(Loss)/profit after income tax expense from discontinued operations	(1,566,785)	1,451,091

The loss from discontinued operations of $1,566,785 (2012 profit: $1,451,091) is attributable entirely to the owners of the company.

Notes to the financial statements
For the year ended 30 June 2013

Note 33:   Discontinued operations (continued)

(c)
  Assets and liabilities and cash flow information of disposed group
The major classes of assets and liabilities of AMH Group at 29 April 2013 were as follows:

	2013	2012
	$	$
Cash and cash equivalents	86,549	900,788
Trade and other receivables	958,576	2,408,114
Other current assets	155,654	270,327
Property, plant and equipment	372,022	496,470
Total assets	1,572,801	4,075,699
Trade and other payables	1,499,391	1,725,385
Total liabilities	1,499,391	1,725,385
Net assets/ (liabilities)	73,410	2,350,314

(d)
  Cash flow information of disposed group
The net cash flows of the AMH Group are as follows:

Operating activities	(316,504)	(139,391)
Investing activities – including payments for sale	(330,335)	929,979
Financing activities	(458,647)	186,855
Net cash (outflow)/inflow	(1,105,486)	977,443

(e)
  Consideration Paid

Gross Sales Consideration	2
Less: Amounts payable on disposal	(422,700)
Less: Liabilities assumed	(264,912)
Net disposal consideration	(687,610)
Net Assets disposed of in AMH Group	(73,410)
Loss on disposal before income tax	(761,020)

(f)
  Net cash outflow on disposal

Cash(1)	(256,087)
Less: Cash and cash equivalents disposed of	(86,549)
Reflected in the consolidated statements of cash flows	(342,636)

(1)
  excludes $166,610 cash payable at 30 June 2013

Consolidated Statements of profit or loss and
other comprehensive loss
For the half-year ended 31 December 2013

		Consolidated
	Note	31-Dec-13	31-Dec-12
		$	$
Revenue from continuing operations		4,166,343	3,786,272
Interest income		28,579	2,943
Other income and revenue		259,493	—
Fair value gain on deferred consideration		383,933	—
Expenses
Cost of providing services		(3,473,028)	(2,562,461)
Computer expenses		(258,236)	(364,027)
Marketing expenses		(539,710)	(163,799)
Travel and entertainment expenses		(193,726)	(130,171)
Occupancy expenses		(59,455)	(49,089)
Administration expenses		(378,784)	(183,841)
Exchange gain / (loss)		380	(76,119)
Finance costs		(3,840)	(27,014)
Legal and professional fees		(1,395,533)	(649,552)
Employee benefits expenses		(1,424,802)	(1,380,649)
Share based payments		(3,078,861)	(272,844)
Depreciation and amortisation		(439,372)	(470,659)
Other expenses		91,527	—
Impairment of goodwill		—	(1,472,415)
Loss before income tax expense from continuing operations		(6,315,092)	(4,013,425)
Income tax benefit		1,082,953	898,349
Loss after income tax from continuing operations for the half year		(5,232,139)	(3,115,076)
Profit after income tax expense from discontinued operations	11	—	50,844
Loss after income tax for the half year		(5,232,139)	(3,064,232)
Other comprehensive loss
Exchange differences on translation of foreign operations		(32,229)	(168,810)
Total comprehensive loss for the half year		(5,264,368)	(3,233,042)
Total comprehensive loss for the half year is attributable to:
Continuing operations		(5,264,368)	(3,283,886)
Discontinued operations		—	50,844
Total comprehensive loss for the half year		(5,264,368)	(3,233,042)
Loss attributable to:
Owners of the Company		(5,134,240)	(3,064,232)
Non-controlling interests		(97,899)	—
		(5,232,139)	(3,064,232)
Total comprehensive loss attributable to:
Owners of the Company		(5,166,469)	(3,233,042)
Non-controlling interests		(97,899)	—
		(5,264,368)	(3,233,042)
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)		(1.17)	(1.07)
Earnings per share from discontinued operations attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)		—	0.02
Earnings per share for loss attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)		(1.17)	(1.05)

These financial statements should be read in conjunction with the accompany notes.

Consolidated Statements of financial position
As at 31 December 2013

		Consolidated
	Note	31-Dec-13	30-Jun-13
		$	$
Current assets
Cash and cash equivalents		4,872,871	2,519,186
Trade and other receivables		486,496	823,898
Other current assets		217,505	153,236
Total current assets		5,576,872	3,496,320
Non-current assets
Property, plant and equipment		45,501	72,662
Intangibles	3	4,617,510	4,410,248
Total non-current assets		4,663,011	4,482,910
Total assets		10,239,883	7,979,230
Current liabilities
Deferred consideration	5	—	1,430,252
Trade and other payables		1,830,560	1,814,544
Borrowings	7	105,699	1,136,390
Employee benefits		199,646	134,048
Provisions		—	264,912
Income tax provision		287,079	279,808
Total current liabilities		2,422,984	5,059,954
Non-current liabilities
Employee benefits		59,973	45,904
Total non-current liabilities		59,973	45,904
Total liabilities		2,482,957	5,105,858
Net assets		7,756,926	2,873,372
Equity
Issued capital	8	31,280,582	24,656,473
Reserves	9	7,165,792	3,674,208
Accumulated losses		(30,591,549)	(25,457,309)
Non-controlling interests		(97,899)	—
Total equity		7,756,926	2,873,372

These financial statements should be read in conjunction with the accompany notes.

Consolidated Statements of changes in equity
For the half year ended 31 December 2013

Consolidated	Issued Capital	Foreign Currency Translation Reserve	Option Reserve	Accumulated losses	Non-controlling interests	Total
	$	$	$	$		$
Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	—	2,873,372
Loss after income tax expense for the period	—	—	—	(5,134,240)	(97,899)	(5,232,139)
Other comprehensive loss	—	(32,229)	—	—	—	(32,229)
Total comprehensive loss for the year	—	(32,229)	—	(5,134,240)	(97,899)	(5,264,368)
Transactions with owners in their capacity as owners
Issue of shares	7,495,537	—	—	—	—	7,495,537
Share based payments – Shares	50,000	—	—	—	—	50,000
Capital raising costs	(426,476)	—	—	—	—	(426,476)
Share based payments – Options	(494,952)	—	3,523,813	—	—	3,028,861
Balance at 31 December 2013	31,280,582	782,619	6,383,173	(30,591,549)	(97,899)	7,756,926

For the half-year ended 31 December 2012

Consolidated	Issued Capital	Foreign Currency Translation Reserve	Option Reserve	Accumulated losses	Non-controlling interests	Total
	$	$	$	$		$
Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	—	3,892,129
Loss after income tax for the period	—	—	—	(3,064,232)	—	(3,064,232)
Total comprehensive loss for the period	—	—	—	(3,064,232)	—	(3,064,232)
Transactions with owners in their capacity as owners
Issue of Shares	1,752,568	—	—	—	—	1,752,568
Capital raising costs	(60,642)	—	—	—	—	(60,642)
Share based payments	28,000	—	244,844	—	—	272,844
Foreign exchange	—	(168,810)	—	—	—	(168,810)
Balance at 31 December 2012	22,405,483	(207,625)	2,669,461	(22,243,462)	—	2,623,857

These financial statements should be read in conjunction with the accompany notes.

Consolidated Statements of cash flows
For the half year ended 31 December 2013

		Consolidated
	Note	31-Dec-13	31-Dec-12
		$	$
Cash flows from operating activities
Receipts from customers		4,989,760	12,136,001
R&D tax offset received		1,082,953	—
Export market development grant received		150,000	—
Payments to suppliers and employees		(8,246,924)	(13,089,484)
Interest received		15,798	3,810
Interest paid		(15,435)	(27,004)
Net cash used in operating activities		(2,023,848)	(976,677)
Cash flows from investing activities
Proceeds from sale of business		109,493	—
Payment for acquisition of business	5	(443,955)	(1,312,417)
Payment for property, plant and equipment		(10,753)	(38,640)
Payment for disposal of business		(339,996)	—
Cash acquired on acquisition	4	36,958	92,295
Net cash used in investing activities		(648,253)	(1,258,762)
Cash flows from financing activities
Proceeds from issues of shares		6,511,631	1,012,200
Share issue transaction cost		(426,476)	(60,642)
Proceeds from borrowings		—	1,004,565
Repayment of borrowings		(1,118,197)	—
Net cash provided by financing activities		4,966,958	1,956,123
Net increase/ (decrease) in cash and cash equivalents held		2,294,857	(279,316)
Cash and cash equivalents at beginning of the half-year		2,519,186	1,573,783
Effects of exchange rate changes on cash and cash equivalents		58,828	(3,365)
Cash and cash equivalents at end of the half-year		4,872,871	1,291,102

These financial statements should be read in conjunction with the accompany notes.

Notes to the financial statements
For the half year ended 31 December 2013
Note 1:   Basis of Preparation
These general purpose financial statements for the interim half-year reporting period ended 31 December 2013 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.
These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2013 and any public announcements made by the Consolidated Entity during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, other than for a revenue policy addition due to the July 1, 2013 acquisition of Deal-I-Love (Australia) Pty Ltd, as follows.
Sale of goods
Sale of goods revenue is recognised when the customer has taken delivery of the goods and the risks and rewards are transferred to the customer. Revenue is recognized as the equivalent amount that a customer pays for the good purchased, less statutory goods and services taxes levied, which are remitted to the Australian Taxation Office.
New, revised or amending Accounting Standards and Interpretations adopted
The Consolidated Entity has adopted all of the new, revised or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.
Any new, revised or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.
There is no impact, material or otherwise on the adoption of the new, revised or amended Accounting Standards.
Going concern
The Consolidated Entity is currently operating on a negative operating cash flow basis. Net cash used in operations for the period ended 31 December 2013 was $2,023,848 (2012: $976,677). The Consolidated Entity made an operating loss of $5,232,139 for the period ended 31 December 2013 (2012: loss of $3,115,076).
For the Consolidated Entity to achieve operating profitability, the Consolidated Entity requires an increase in revenue from both existing business and further operations, including the projects in development of REC*IT, Run-Haven and Blue Nation Review. Management have plans in place that if successful in their execution, should see the Company trading profitably in the 2014/15 financial year and together with raising sufficient funds for expansion of the Consolidated Entity’s operations, the Directors believe the Company can continue to meet its debts as and when they become due and payable. In addition to the new operations the Company is initiating a new business model which forecasts for the Company to be cash accretive, which will ensure that the Company can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on the going concern basis. However, should these forecasts not eventuate; there will be a material uncertainty which may cast significant doubt about the ability of the Company to continue as a going concern. No allowance for such circumstances has been made in the financial report.

Notes to the financial statements
For the half year ended 31 December 2013

Note 1:   Basis of Preparation (continued)

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.
Note 2:   Segment information
The basis of segmentation for the reporting period has changed where general administrative and corporate expenses are now allocated to Mobile Advertising rather than to Mobile Social where they were previously. Prior period has been restated. This change reflects the Board’s view that Mobile Advertising now consumes the general administrative and corporate resources of the Group consistent with MOKO’s narrowed strategic focus.
Operating segment information

	Continuing operations
Consolidated – 31 Dec 2013	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Sales to external customers	1,083,332	401,260	(30,945)	2,712,696	—	4,166,343
Intersegment sales	602,153	—	—	—	—	602,153
Total sales revenue	1,685,485	401,260	(30,945)	2,712,696	—	4,768,496
Total revenue	1,685,485	401,260	(30,945)	2,712,696	—	4,768,496
EBITDA	(6,213,634)	517,314	(14,359)	(189,780)	—	(5,900,459)
Depreciation and amortisation	(439,372)	—	—	—	—	(439,372)
Interest income	33	38,559	—	3,713	(13,726)	28,579
Finance costs	(3,840)	—	—	(13,726)	13,726	(3,840)
Loss before income tax expense						(6,315,092)
Income tax benefit						1,082,953
Loss after income tax expense						(5,232,139)
Assets	9,551,748	328,128	138,278	773,979	(552,250)	10,239,883
Liabilities	1,640,678	83,379	337,379	933,772	(512,251)	2,482,957

	Continuing operations
Consolidated – 30 Jun 2013	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Assets	7,663,876	213,142	102,212	—	—	7,979,230
Liabilities	4,454,571	97,844	553,443	—	—	5,105,858

Notes to the financial statements
For the half year ended 31 December 2013

Note 2:   Segment information (continued)

	Continuing operations
Consolidated – 31 December 2012	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Sales to external customers	2,889,815	676,195	220,262	—	—	3,786,272
Intersegment sales	817,088	—	—	—		817,088
Total sales revenue	3,706,903	676,195	220,262	—	—	4,603,360
Total revenue	3,706,903	676,195	220,262	—	—	4,603,360
EBITDA	(2,397,196)	339,019	(1,460,518)	—	—	(3,518,695)
Depreciation and amortisation	(470,659)	—	—	—	—	(470,659)
Other Income	33	2,910	—	—	—	2,943
Finance costs						(27,014)
Loss before income tax expense						(4,013,425)
Income tax benefit						898,349
Loss after income tax expense						(3,115,076)
Assets	6,920,493	219,088	1,426,931	—	—	8,566,512
Liabilities	4,610,433	92,169	842,214	—	—	5,544,816

Geographical Information

	Continuing operations
Consolidated – 31 Dec 2013	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$
Sales to external customers	3,061,554	(42,152)	7,181	1,139,760	4,166,343
Add: Interest income	28,546	—	—	33	28,579
Add: Other income and revenue	259,493	—	—	—	259,493
Add: Fair value gain on deferred consideration	—	—	—	383,933	383,933
Less: Cost of providing services	(2,115,845)	21,156	(4,922)	(1,373,417)	(3,473,028)
Less: Expenses *					(6,597,459)
Loss after income tax expense					(5,232,139)
Assets	5,006,100	65,322	1,092	5,167,369	10,239,883
Liabilities	1,388,691	224,598	—	869,668	2,482,957

	Continuing operations
Consolidated – 30 June 2013	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$
Assets	1,766,346	166,561	12,620	6,033,704	7,979,230
Liabilities	3,950,538	877,281	—	278,039	5,105,858

Notes to the financial statements
For the half year ended 31 December 2013

Note 2:   Segment information (continued)

	Continuing operations
Consolidated – 31 December 2012	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$
Sales to external customers	287,611	375,824	47,000	3,075,837	3,786,272
Add: Other Income and revenue	2,910	—	—	33	2,943
Less: Cost of providing services	(98,285)	(290,337)	(25,125)	(2,148,714)	(2,562,461)
Less: Expenses *					(4,341,830)
Loss after income tax expense					(3,115,076)
Assets	3,105,924	278,274	32,128	5,150,186	8,566,512
Liabilities	4,858,893	594,765	(286,167)	377,325	5,544,816

*
  Overhead expenses are not associated to any one particular segment
Note 3:   Intangibles

	Computer software	Customer contracts	Development costs	Intellectual Property & Intangible Assets	Goodwill	Total
	$	$	$	$	$	$
Balance at 1 July 2013	—	—	—	3,440,632	969,616	4,410,248
Acquisitions through business combinations	—	—	—	593,494	—	593,494
Additions	4,340	—	—	—	—	4,340
Disposals	—	—	—	—	—	—
Amortisation expense	(262)	—	—	(403,051)	—	(403,313)
Impairment expense	—	—	—	—	—	—
Effects of movements in exchange rates	—	—	—	(15,482)	28,223	12,741
Balance at 31 December 2013	4,078	—	—	3,615,593	997,839	4,617,510
Cost	73,831		71,506	4,644,420	2,484,976	7,274,733
Accumulated amortisation	(69,753)		(71,506)	(1,028,827)	—	(1,170,086)
Impairment	—	—	—	—	(1,487,137)	(1,487,137)
Balance at 31 December 2013	4,078	—	—	3,615,593	997,839	4,617,510

Notes to the financial statements
For the half year ended 31 December 2013

Note 3:   Intangibles (continued)

Goodwill
Goodwill is allocated to the Mobile Advertising cash-generating unit and arose from the OfferMobi acquisition in August, 2012.
Goodwill is deemed recoverable and no impairment expense has been recognised in the statement of Profit or Loss and Other Comprehensive Income during the period. A pre-tax discount rate of 40% was used in the discounted cash flow as part of the Mobile Advertising cash generating unit.
Impairment expense
No impairment expense was charged to the Statement of Profit or Loss and Other Comprehensive Income during the period (2012: $1,472,415).
Note 4:   Business combinations
Deals I Love (Australia) Pty Limited
On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (DIL). The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector thereby delivering on its intention to enhance its mobile revenue streams.
DIL sells merchant product that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au to large quantities of individual customers.
The share acquisition included a purchase of shares from a MOKO non-executive Director, Mr Johannes de Back, who after the acquisition has no further equity interest in DIL.
Under the terms of the acquisition MOKO was granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which bears interest of 10% per annum and is repayable on arms-length terms.
The acquired business contributed revenues of $2,712,696 and net profit after tax of ($199,793) for the period of 1 July 2013 to 31 December 2013.
The business combination accounting is provisional. Management continues to assess the fair values of the identified intangible assets. Management expects to finalise the accounting before the end of the measurement period. The DIL acquisition is allocated to the Mobile Commerce segment in Australia.

Notes to the financial statements
For the half year ended 31 December 2013

Note 4:   Business combinations (continued)

	Carrying value	Fair value
Intangible assets	—	593,494
Property, plant and equipment	2,485	2,485
Cash and cash equivalents	36,958	36,958
Investments	70,000	70,000
Trade receivables	7,125	7,125
Inventory	1,264	1,264
Deferred Tax asset	381,091	—
Trade payables	(590,414)	(574,158)
Loans – shareholders	(60,000)	(10,000)
Loans – MOKO	(87,168)	(87,168)
Net assets acquired	(238,659)	40,000
Satisfied By Cash		40,000
Total		40,000

Acquisition expenses of $16,047 were incurred for legal fees and have not impacted this business combination accounting. The consideration of $40,000 remains payable at 31 December 2013.
Note 5:   Deferred consideration

OfferMobi
$
Balance at 1 July 2013	1,430,252
Less: payments made – cash	(443,955)
Less: payments made – Shares	(602,364)
Less: Fair value gain on deferred consideration	(383,933)
Balance at 31 December 2013	—

The fair value gain on deferred consideration of $383,933 (2012: nil) is the reversal, due to early settlement, of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC. (‘‘Howmark’’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. MOKO’s settlement with Howmark occurred in October 2013.
Note 6:   Fair values of financial instruments
Recurring fair value measurements
The following financial instruments are subject to recurring fair value measurements:

	31-Dec-13	30-Jun-13
	$	$
Deferred consideration payable - Level 3	—	1,430,252

Notes to the financial statements
For the half year ended 31 December 2013

Note 6:   Fair values of financial instruments (continued)

Fair Value hierarchy
The following table sets out the valuation techniques used to measure fair values within Level 3, including details of the significant unobservable inputs used and the relationship between unobservable inputs and fair value.

Description	Valuation approach	Unobservable inputs	Range of inputs	Relationship between unobservable inputs and fair value
Deferred consideration payable	Income approach	Earnings Before Interest, tax, Depreciation and Amortisation (EBITDA)	USD$ Nil to USD$ 500,000 p.a.	The higher the estimated EBITDA and the higher the probability-weighted expectation of EBITDA, the higher the fair value.

The financial department performs the Level 3 valuations for contingent consideration and reports to the Board. Valuations are performed every six months to ensure that they are current for the half-year and annual financial statements. Valuations are reviewed and approved by the Board of directors.
Due to their short-term nature, the carrying amounts of current receivables, current trade and other payables and current interest-bearing liabilities is assumed to approximate their fair value.
Note 7:   Borrowings

	Consolidated
	31-Dec-13	30-Jun-13
	$	$
Revolving Line of Credit(1)	—	930,691
Related Party Loans(2)	105,699	205,699
	105,699	1,136,390

(1)
  The TCA secured Loan Facility of USD$850,000 was repaid in July 2013 and the debt facility was subsequently closed.
(2)
  Director Johannes de Back’s related party loan of $105,699 remained payable at 31 December 2013.
Note 8:   Issued capital
(a)   Share capital

	Consolidated
	31-Dec-13	30-Jun-13
	$	$
Fully paid ordinary shares 483,090,104 – (30 June 2013: 374,873,050)	31,280,382	24,656,473
Fully paid performance shares 20,000,000 – (30 June 2013: nil)	200	—
	31,280,582	24,656,473

Notes to the financial statements
For the half year ended 31 December 2013

Note 8:   Issued capital (continued)

(b)   Movements in share capital during the half-year
Ordinary shares

			Issue Price	Amount
Date	Details	Number of shares	$	$
1-Jul-13	Opening Balance	374,873,050		24,656,473
9-Jul-13	Share issue by placement	24,725,000	0.04	989,000
12-Jul-13	Share issue by placement	11,525,000	0.04	461,000
18-Jul-13	Share issue pursuant to OfferMobi	1,297,300	0.05	64,865
25-Jul-13	Share issue by exercise of options	1,440	0.1	144
5-Aug-13	Share issue by exercise of options	3,100	0.05	155
11-Sep-13	Share issue by placement	11,250,000	0.04	450,000
11-Sep-13	Share issue by placement	1,500,000	0.04	60,000
11-Sep-13	Share issue on conversion of loan	2,500,000	0.04	100,000
12-Sep-13	Share issue by placement	1,500,000	0.04	60,000
15-Oct-13	Share issue by exercise of options	1,515,152	0.0477	72,273
15-Oct-13	Share issue by exercise of options	23,660	0.05	1,183
21-Oct-13	Share issue pursuant to OfferMobi	1,250,000	0.17	212,500
23-Oct-13	Share issue by placement	37,462,816	0.11	4,120,910
31-Oct-13	Share issue in lieu of services	1,250,000	0.04	50,000
31-Oct-13	Share issue by placement	181,818	0.110	20,000
6-Nov-13	Share issue pursuant to OfferMobi	508,130	0.123	62,500
8-Nov-13	Share issue by exercise of options	500,000	0.05	25,000
15-Nov-13	Share issue by exercise of options	5,000,000	0.042	210,000
19-Nov-13	Share issue by exercise of options	550,313	0.05	27,516
19-Nov-13	Share issue by exercise of options	100,000	0.12	12,000
29-Nov-13	Share issue by exercise of options	600,000	0.12	72,000
29-Nov-13	Share issue by exercise of options	350,000	0.05	17,500
4-Dec-13	Share issue pursuant to OfferMobi	937,500	0.28	262,500
4-Dec-13	Share issue by exercise of options	880,000	0.05	44,000
4-Dec-13	Share issue by exercise of options	2,593,750	0.05	129,688
19-Dec-13	Share issue by exercise of options	12,075	0.05	604
19-Dec-13	Share issue by exercise of options	200,000	0.10	20,000
	Capital raising costs	—		(921,428)
	Closing Balance	483,090,104		31,280,382

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Notes to the financial statements
For the half year ended 31 December 2013

Note 8:   Issued capital (continued)

Performance shares

			Issue Price	Amount
Date	Details	Number of shares	$	$
28-Nov-13	Issue to Mr. McCann	20,000,000	0.00001	200
	Closing Balance	20,000,000		200

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price. Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares. The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.
Note 9:   Reserves

	Consolidated
	31-Dec-13	30-Jun-13
	$	$
Foreign currency translation reserve
Balance at beginning of the year	814,848	(38,815)
Currency translation differences	(32,229)	853,663
Balance at the end of the year	782,619	814,848
Option reserve
Balance at beginning of the year	2,859,360	2,424,617
Share-based payments	3,523,813	434,743
Balance at the end of the year	6,383,173	2,859,360
TOTAL RESERVES	7,165,792	3,674,208

Notes to the financial statements
For the half year ended 31 December 2013

Note 10:   Options
Listed Options — 10 cents exercise price

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
1/07/2013	Opening Balance	57,315,578	$0.10	25/07/2013
Lapse of options
25/07/2013	Listed options	(57,314,138)	$0.10	25/07/2013
Shares issued on the exercise of options
25/07/2013	Exercise of options	(1,440)	$0.10	25/07/2013
	CLOSING BALANCE	—

Listed Options — 5 cents exercise price

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
1/07/2013	Opening Balance	69,744,021	$0.05	13/06/2015
Options issued
9/07/2013	Listed options	24,725,000	$0.05	13/06/2015
12/07/2013	Listed options	6,750,000	$0.05	13/06/2015
10/09/2013	Director Options	1,500,000	$0.05	13/06/2015
10/09/2013	Director Options	2,500,000	$0.05	13/06/2015
10/09/2013	Listed options	10,000,000	$0.05	13/06/2015
10/09/2013	Listed options	11,250,000	$0.05	13/06/2015
10/09/2013	Listed options	4,775,000	$0.05	13/06/2015
12/09/2013	Listed options	3,000,000	$0.05	13/06/2015
12/09/2013	Listed options	5,000,000	$0.05	13/06/2015
12/09/2013	Listed options	1,250,000	$0.05	13/06/2015
12/09/2013	Listed options	250,000	$0.05	13/06/2015
21/10/2013	Listed options	7,000,000	$0.05	13/06/2015
31/10/2013	Listed options	1,250,000	$0.05	13/06/2015
Shares issued on the exercise of options
1/08/2013	Director Options	(3,100)	$0.05	13/06/2015
15/10/2013	Conversion of options	(23,660)	$0.05	13/06/2015
8/11/2013	Conversion of options	(500,000)	$0.05	13/06/2015
19/11/2013	Conversion of options	(550,313)	$0.05	13/06/2015
28/11/2013	Conversion of options	(350,000)	$0.05	13/06/2015
4/12/2013	Conversion of options	(880,000)	$0.05	13/06/2015
19/12/2013	Conversion of options	(12,075)	$0.05	13/06/2015
	CLOSING BALANCE	146,674,873

Notes to the financial statements
For the half year ended 31 December 2013

Note 10:   Options (continued)

Unlisted Options

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
1/07/2013	Opening Balance	62,825,570	—	—
Options issued
13/09/2013	Employee options	3,850,000	$0.17	31/07/2016
24/10/2013	Unlisted options	4,000,000	$0.15	24/10/2015
13/11/2013	Unlisted options	200,000	$0.10	31/12/2014
28/11/2013	Director options	16,000,000	$0.40	28/11/2015
28/11/2013	Director options	6,000,000	$0.10	28/11/2015
28/11/2013	Unlisted options	1,000,000	$0.03	30/06/2015
28/11/2013	Unlisted options	1,000,000	$0.04	30/06/2015
28/11/2013	Unlisted options	1,000,000	$0.02	30/06/2015
28/11/2013	Unlisted options	1,000,000	$0.11	30/06/2015
Lapse of options
25/07/13	Unlisted options (MKBAI)	(4,450,000)	$0.12	25/07/2013
25/07/13	Unlisted options (MKBAS)	(1,800,000)	$0.10	25/07/2013
25/07/13	Unlisted options (MKBAU)	(3,000,000)	$0.10	25/07/2013
25/07/13	Unlisted options (MKBAY)	(2,916,668)	$0.20	25/07/2013
25/07/13	Unlisted employee option (MKBAO)	(500,000)	$0.06	31/07/2016
25/07/13	Unlisted employee option (MKBAW)	(3,050,000)	$0.12	30/06/2014
Shares issued on the exercise of options
15/10/2013	Unlisted options	(1,515,152)	$0.05	6/11/2015
14/11/2013	Unlisted director options	(5,000,000)	$0.04	20/04/2016
19/11/2013	Unlisted employee options	(100,000)	$0.12	30/06/2014
28/11/2013	Unlisted employee options	(600,000)	$0.12	30/06/2014
4/12/2013	Unlisted options	(2,593,750)	$0.05	30/06/2015
19/12/2013	Unlisted options	(200,000)	$0.10	31/12/2014
	CLOSING BALANCE	71,150,000

Notes to the financial statements
For the half year ended 31 December 2013

Note 11:   Discontinued operations
(a)   Details and financial performance of operations disposed during the half year ended December 2012
On 27 April 2013, MOKO entered a sales agreement to dispose of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group), which were incorporated in and operated mobile content businesses from, the United Kingdom. The sale was completed on 29 April 2013, on which date control of the business passed to the acquirer.

Dec-12
$
Sales	6,099,014
Content expenses	(4,797,590)
Gross profit/(loss)	1,301,424
Expenses	(1,155,297)
Depreciation and amortisation	(95,283)
Profit/(Loss) before tax from discontinued operations	50,844
Income tax	—
(Loss)/profit after income tax expense	50,844

The profit from discontinued operations of $50,884 is attributable entirely to the owners of the company.
(b)   Cash flow information of discontinued operations
The net cash flows of AMH Group are as follows.

Dec-12
$
Operating activities	1,095,027
Investing activities – including payments for sale	(23,187)
Financing activities	(1,431,027)
Net cash outflow	(359,187)

Note 12:   Related party transactions
On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (DIL). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes de Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was $40,000. Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes de Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of A$500,000 and which may only be revoked with DIL’s prior written agreement.

Notes to the financial statements
For the half year ended 31 December 2013

Note 13:   Events occurring after balance date
The events disclosed herein are after the statement date of December 31, 2013 and through April 4, 2014, being the date the financial statements were issued for the purposes of this registration statement and are matters or circumstances that have arisen that have significantly affected, or may significantly affect future operations or results of those operations.
Blue Nation Review — U.S. political mobile social network
As announced via the Australian Securities Exchange announcements platform on 29 January 2014, MOKO signed an exclusive agreement with high profile political commentator Mr Jimmy Williams to head up and co-develop a U.S. mobile digital community, BlueNationReview.com for U.S. political commentators, supporters and activists, focused on progressive politics and voters.
Similarly to REC*IT, we plan to commercialize these platforms via customized mobile social advertising.
Capital Raising
As announced via the Australian Securities Exchange platform on 4 April 2014 , MOKO issued 38,100,000 ordinary shares at A$0.21 per share to raise gross proceeds of $8,001,000 as a result of a share placement to sophisticated and professional investors, that was approved by shareholders, on 2 April 2014.

MOKO Social Media Limited
ADSs

PROSPECTUS

Northland Capital Markets
Through and including            , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Australian law.   Australian law provides that a company’s constitution may provide for indemnification of officers and directors, except to the extent of:
•
  a liability owed by any officer or director to the company or to a related body corporate of the company;
•
  a liability for a pecuniary penalty order made under section 1317G of the Corporations Act;
•
  a liability for a compensation order made under sections 961M, 1317H, 1317HA or 1317HB of the Corporations Act;
•
  a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
•
  legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:
— (i) in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
— (ii) in defending or resisting criminal proceedings in which the officer or director is found guilty;
— (iii) defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established; or
— (iv) in connection with proceedings for relief to the officer under the Corporations Act, in which the court denies the relief.
Sub-paragraph (iii) above does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order.
Constitution.   Our Constitution provides, except to the extent referred to above or as otherwise prohibited by the Corporations Act, for the indemnification of every person who is or has been an officer of MOKO and to the extent applicable, for the indemnification of any person who is or has been an officer of a related body corporate of MOKO against any liability incurred by that person in their capacity as an officer of MOKO or a related body corporate of MOKO (as the case may be).
The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
The Company completed three private placements to sophisticated and professional investors in Australia, under Part 6D.2 of the Corporations Act. The first occurred from July through to September 2013, and raised total gross proceeds of A$2,170,000 via the issue of 54,250,000 fully paid ordinary shares at A$0.04 per share with a free attaching option exercisable at A$0.05 per share. The issue cost of this placement was A$125,790. The second placement completed in October 2013 and raised total gross proceeds of A$4,140,910 via the issue of 37,644,634 fully paid ordinary shares at A$0.11 per share and the issue cost of this placement was A$277,427. The third placement was announced as fully subscribed in February 2014 and closed in April 2014. The third placement was with regard to 38,100,000 ordinary shares at A$0.21 per share, resulting in A$8,001,000 in gross proceeds.

These private placements were securities offered by the Company solely outside of the United States pursuant to the safe harbor from the registration requirements of the Securities Act of 1933, as amended of Regulation S promulgated thereunder.
Item 8.    Exhibits and Financial Statement Schedules
(a)
  Exhibits

  Incorporated by reference to the Exhibit Index on Page II-8 hereof.
(b)
  Financial Statement Schedules
All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.
Item 9.   Undertakings
The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby undertakes:
(1)   for purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
(ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (3)(i) and (3)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
(4)   for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)   to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(6)   to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
(7)   for the purposes of determining liability to any purchaser:
(i)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(8)   for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in                , on                , 2014.

MOKO Social Media Limited
By:
Name:	Ian Rodwell
Title:	Chief Executive Officer (Principal Executive Officer)
By:
Name:	Greg McCann
Title:	Chairman (Principal Financial and Accounting Officer)

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Greg McCann and Ian Rodwell, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: , 2014	By:
	Name:	Ian Rodwell
	Title:	Chief Executive Officer (Principal Executive Officer)
Dated: , 2014	By:
	Name:	Greg McCann
	Title:	Chairman (Principal Financial and Accounting Officer)
Dated: , 2014	By:
	Name:	Johannes de Back
	Title:	Director

Dated: , 2014
	Name:	Mark Hauser
	Title:	Director
Dated: , 2014
	Name:	Peter Yates
	Title:	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of MOKO Social Media Limited, has signed this registration statement or amendment thereto in New York, New York, United States of America on             , 2014.

Authorized U.S. Representative

Mitchell S. Nussbaum

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Constitution of the Registrant, as currently in effect
3.2*	Certificate of Registration on Change of Name dated February 28, 2007
3.3*	Certificate of Registration on Change of Name dated December 18, 2008
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.2)
4.2*	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
4.3*	Form of Warrant issued to Northland Capital Markets (included in Exhibit 1.1)
5.1*	Form of opinion of Addisons Lawyers regarding the validity of the ordinary shares being registered
10.1*	2014 U.S. Omnibus Securities and Incentive Plan
10.2+*	Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013
10.3+*	License and Services Agreement between IMLeagues LLC and the Registrant dated October 10, 2013
10.4***	Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant
10.5***	Memorandum dated April 9, 2013, as revised on April 15, 2013
10.6***	Memorandum of Confirmation dated October 2013
10.7***	Second Memorandum of Confirmation dated November 2013
10.8***	Clarification Agreement dated as of April 30, 2014
21.1*	List of Subsidiaries of the Registrant
23.1**	Consent of BDO East Coast Partnership
23.2*	Form of Consent of Addisons Lawyers (included in exhibit 5.1)
24.1**	Powers of Attorney (included on signature page)
99.1**	Code of Business Conduct and Ethics of the Registrant

*
  Previously filed.
**
  To be filed by amendment.
***
  Filed herewith.
+
  Confidential treatment has been requested with respect to portions of this exhibit.